Notice of Annual and Special Meeting of Shareholders and 2023 Management Proxy Circular

CAE

Table of Contents
Letter to the Shareholders from the Chair of the Board and the President and CEO    i
Company overview    ii
Proxy Circular Summary    v
About CAE    vii
Useful Information    xii
Notice of 2023 Annual and Special Shareholders’ Meeting    xiii
Section 1 About Voting Your Shares    1
Section 2 Business of the Meeting    6
Section 3 About the Nominated Directors    12
Section 4 Corporate Governance    30
Section 5 Board Committee Reports    42
Section 6 Director Compensation    56
Section 7 Executive Compensation    61
Compensation Discussion and Analysis    63
Executive Summary    64
Shareholder Engagement    69
Compensation Philosophy    70
Executive Compensation programs    72
FY2023 Compensation Outcome    83
FY2023 NEO’S Individual Performance    89
Compensation Governance    94
Alignment of Compensation and Performance    101
Compensation of our Named Executive Officers    104
Summary Compensation Table    104
Outstanding Share-Based awards and option-based awards    106
Incentive Plan Awards – Value vested or earned during the year    107
Pension Arrangements    108
Termination and Change of Control Benefits    109

| CAE INC. | 2023 | Management Proxy Circular

Section 8 Other Important Information    113
Appendix A – Board of Directors’ Charter    115
Appendix B – Non-IFRS and Other Financial Measures    119
Appendix C – Summary of the Employee Stock Option Plan    127
Appendix D – Summary of the Omnibus Incentive Plan    132

| CAE INC. | 2023 | Management Proxy Circular

Letter to the Shareholders
from the Chair of the Board
and the President and CEO
Dear fellow Shareholders,
It is our pleasure to invite you to attend CAE’s 2023 Annual and Special Shareholders’ Meeting. Over the course of FY2023, CAE drove solid financial performance and sales growth through the successful delivery of our technology ambitions, culminating in a consistent, sequential improvement of our overall consolidated financial position throughout the period. CAE’s digital transformation and expansion into new markets and business verticals have propelled us forward in our journey to becoming a more resilient and profitable company better positioned to capitalize on the increasing demand for our products and services.
Reflecting the rapidly increasing importance of sustainability matters to the industry, stakeholders and the organization, we began the implementation of our updated five-year strategy and roadmap, resulting in meaningful steps taken this year to increase the awareness of our sustainable development commitment, further promote the integration of related criteria in policies and business processes and expand the scope quality of our reporting to better address stakeholder expectations.
We will once again hold our Meeting in virtual format only via live webcast available at https://web.lumiagm.com/460290549. Shareholders are encouraged to cast their vote in advance by proxy and participate from any geographic location in real time through a web-based platform or by telephone. We believe this is an important step to enhancing accessibility to our annual meeting for all of our Shareholders and reducing the carbon footprint of our activities.
As in prior years, important matters affecting our Company will be considered at the Meeting. We will, as always, review CAE’s financial position, including business operations and the increased value delivered to Shareholders. We will also respond to your comments and questions. Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forth by the Board and vote your Shares. This Circular gives you details about all the items for consideration and how to vote. It also contains profiles of the nominated Directors, information on the auditors, and sections on the Board committees and CAE corporate governance practices.
In March of 2023, CAE wrapped up a year of celebrations marking 75 years of being at the forefront of innovation, continually finding new ways to incorporate the latest technology into our products and services to solve the issues that the world faces today. Working as One CAE, we have always had an innovative spirit, and our intentions going forward will be to continue harnessing emerging technologies. We have our fingers on the pulse of technology and use big data to move training from analog to digital, from subjective to objective, and from reactive to predictive. We hope you will join us on this journey.
We thank you for your continued confidence in and support of CAE and look forward to hearing from you at this year’s Meeting.

Alan N. MacGibbon, P.C., O.C. Chair of the Board	Marc Parent, C.M. President and Chief Executive Officer

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Proxy Circular Summary

This summary highlights some of the important information you will find in this Management Proxy Circular (“Circular”). These highlights do not contain all the information that you should consider, and you should read this entire Circular before voting your Shares.
Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Page Reference for More Information
Election of 13 Directors	FOR each nominee	7
Appointing PricewaterhouseCoopers LLP (PwC) as Auditors	FOR	9
Advisory Vote on Executive Compensation	FOR	10
Approving CAE’s Omnibus Incentive Plan and Ratifying Conditional Grants	FOR	11

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Review this Proxy Circular and Vote in One
of the Following Ways
Voting by Proxy is the Easiest Way
Below are the different ways in which you can give your voting instructions, details of which are found in the enclosed proxy form or your voting instruction form, as applicable. Please also refer to Section 1 – About Voting Your Shares for more information on the voting methods available to you:
    by mail: sign, date and return your proxy form in the envelope provided.
    by telephone: call the telephone number on your proxy form.
    on the Internet: visit the website listed on your proxy form.
    by appointing another person to attend and vote at the Meeting online on your behalf.
Voting Online at the Meeting
    Log in online at https://web.lumiagm.com/460290549 and follow the steps listed in the Section “Attending and Participating.”

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About CAE
Who We Are
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we are everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest fidelity flight, mission and medical simulators and training programs powered by digital technologies.
We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.
Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.
Our Mission
Our mission is to lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.
Our Vision
Our vision is to be the worldwide partner of choice in civil aviation, defense and security, and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
Our Operations
Each of our business units leverage their unique capabilities and drives cross-company collaboration to achieve our long-term goals. We provide digitally immersive training and operational support solutions to three markets globally:
Civil Aviation: The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies. We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions.
Defense & Security: The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide. We are a platform-independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead.
Healthcare: The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs. We offer healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, including interventional and imaging simulations, curricula, mixed-reality and digital learning, audiovisual debriefing solutions, centre management platforms and patient simulators.

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Our Strategy
CAE’s Four Strategic Pillars
Efficient Growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled and software-based solutions as well as regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and improving profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing both organic and inorganic growth.
Revolutionizing Training and Critical Operations
We are a global thought leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings. Furthermore, our technologies are deployed with a focus on driving sustainability.
Technology and Market Leadership
We have a long rich and long-dated history of innovation and delivering state-of-the-art technology solutions that define the forefront of the industries we operate in. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets.
Skills & Culture
Our core One CAE values are innovation, integrity, empowerment, and excellence. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.

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Executive Compensation Highlights
-    Executive short term incentive payout based on a corporate performance factor of 62% recognizing CAE’s strategic plan, performance and financial objectives in FY2023
-    76% payout factor for Performance Share Units that vested in FY2023 (with a performance measurement period from FY2021 to FY2023)

Our Executive Compensation Best Practices
Minimum threshold levels of corporate performance to be met to allow for payments under the annual and long-term incentives
Caps on annual bonuses and Performance Share Units (“PSU”) payout factors
Balanced mix of short, medium and long-term compensation
Pensionable earnings based on actual years served
Change of control severance limited to two times salary and bonuses
Clawback policy
Minimum share ownership and option profit retention guidelines
Anti-hedging policy
Post-employment holding for CEO NEW
Double trigger vesting in case of change of control NEW

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Governance Highlights
The following table shows some of the ways CAE continues to adhere to the highest standards in corporate governance.

Our Corporate Governance Best Practices
Number of Director nominees	13
Number of non-employee Independent Director nominees	12/13
Board Committee members (including the Governance Committee, which is responsible for recommending new Directors to join the Board) are all independent.
Average age of Director nominees	62
Annual election of Directors
Other Board commitments and interlocks policy
Separate Chair and CEO roles
Director tenure and age term limits
Share ownership requirements for Directors and executives
Board orientation/education program
Number of Board meetings held during FY2023	10
Number of financial experts on the Audit Committee	2
Code of Business Conduct
Annual advisory vote on executive compensation
Formal Board and Committee evaluation processes
No dual-class shares
Diversity targets on the Board and in executive officer positions
Enterprise risk management oversight including ESG matters

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Our Director Nominees

Name	Age	Director Since	Position	Independent	Committee Memberships	Board and Committee Attendance FY2023	Other Public Boards
Ayman Antoun	57	2022	Corporate Director	YES	HRC	100%	N/A
Margaret S. (Peg) Billson	61	2015	Corporate Director	YES	GC (Chair), HRC	100%	1
Sophie Brochu[1]	60	N/A	Corporate Director	YES	N/A	N/A	1
Elise Eberwein	58	2022	Corporate Director	YES	Audit, HRC	100%	N/A
Marianne Harrison	59	2019	Corporate Director	YES	Audit (Chair), GC	94%	N/A
Alan N. MacGibbon	67	2015	Corporate Director	YES	N/A	93%	1
Mary Lou Maher[2]	63	2021	Corporate Director	YES	Audit, HRC	100%	2
François Olivier	58	2017	Corporate Director	YES	Audit, GC	100%	1
Marc Parent	62	2008	President and CEO, CAE	NO	N/A	100%	1
Gen. David G. Perkins, USA (Ret.)	65	2020	Corporate Director	YES	HRC, GC	100%	1
Michael E. Roach	71	2017	Corporate Director	YES	Audit, GC	100%	1
Patrick M. Shanahan	61	2022	Corporate Director	YES	Audit, GC	100%	2
Andrew J. Stevens	66	2013	Corporate Director	YES	HRC, GC	95%	N/A
1.    Ms. Brochu does not currently serve as Director on the Board of CAE and will become a Director following her election at the Meeting.
2.    Ms. Maher will succeed Hon. Michael M. Fortier as the Chair of the HRC after the end of the Meeting.

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Useful Information

Certain Defined Terms

In this document, referred to as this “Circular”, the terms “you” and “your” refer to the Shareholder, while “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries.

Currency, Exchange Rates and Share Prices

All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise stated. In a number of instances in this Circular, including with respect to calculation of the in-the-money value of stock options denominated in Canadian dollars, information based on our Share price has been calculated on the basis of the Canadian dollar.

Non-IFRS and Other Financial Measures

This document includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.
Definitions of all non-IFRS and other financial measures are provided in Appendix B of this document to give the reader a better understanding of the indicators used by management. In addition, when applicable, this document may include a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Appendix B of this document for references where these reconciliations are provided.

Information Currencys

The information in this Circular is current as of June 15, 2023 unless otherwise stated.
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Notice of 2023
Annual and Special Shareholders’ Meeting

What the Meeting is About		You have the Right to Vote
1	Receive CAE Consolidated Financial Statements and the auditors’ report for the fiscal year ended March 31, 2023;	As a holder of record of common shares of CAE (“Shares”) at the close of business on June 22, 2023, you are entitled to receive notice of and vote at the Meeting.

You are asked to consider and to vote your Shares on items 2 to 5 and any other items that may properly come before the Meeting or any adjournment.

If you are unable to attend the Meeting online and want to ensure that your Shares are voted, please submit your votes by proxy as described under “How to Vote Your Shares” in the accompanying Circular. To be valid, our transfer agent, Computershare Trust Company of Canada, must receive your proxy by 11:00 a.m. (Eastern Time) on August 4, 2023. If the Meeting is adjourned or postponed, Computershare must receive your proxy no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to any such adjournment or postponement.

Accompanying this Notice of Annual and Special Meeting is the Circular, which contains more information on the matters to be addressed at the Meeting.

2	Elect Directors who will serve until the end of the next annual Shareholders' meeting;
3	Reappoint PricewaterhouseCoopers LLP as our auditors who will serve until the end of the next annual Shareholders' meeting and to authorize the Company’s Board to fix the auditors’ remuneration
4	Vote, in an advisory, non-binding manner, on CAE’s approach to executive compensation described in this Circular;
5	Approve CAE’s Omnibus Incentive Plan and ratify conditional grants; and
6	Transact any other business that may properly come before the Meeting.

When Wednesday, August 9, 2023 at 11:00 a.m. (ET)	Where The meeting will be held online at https://web.lumiagm.com/460290549
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Attending and Participating
Our Meeting will be held in virtual-only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to participate in real time and vote at the Meeting online through a web-based platform regardless of their geographic location.
Participating in the Meeting online allows registered Shareholders and duly appointed Proxyholders, including non-registered (beneficial) Shareholders who have appointed themselves or another person as a Proxyholder, to participate at the Meeting and ask questions, all in real time. Registered Shareholders and duly appointed Proxyholders can vote at the appropriate time during the Meeting. Voting will be conducted by virtual ballot.
Guests, including non-registered Shareholders who have not duly appointed themselves or another person as a Proxyholder, can log in to the Meeting as set out below. Guests will be able to participate in the Meeting but cannot vote.
To access the Meeting, follow the instructions below, as applicable to you:
1.    Log in online at https://web.lumiagm.com/460290549. The platform is compatible with all major browsers except for Internet Explorer.
2.    Click “I have a Login” and then enter your Control Number (see below) and Password “CAE2023” (note the password is case sensitive); OR
3.    Click “I am a guest” and then complete the online form.
In order to find the 15-digit Control Number to access the Meeting:
—    Registered Shareholders: The control number located on the form of proxy or in the email notification you received is your Control Number.
—    Proxyholders: Duly appointed Proxyholders, including non- registered (beneficial) Shareholders that have appointed themselves or another person as a Proxyholder, will receive the Control Number from Computershare by e-mail after the proxy voting deadline has passed.
If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. For additional details on accessing and participating in the Meeting online from your tablet, smartphone or computer, please see the Virtual AGM User Guide provided by Computershare and accompanying this proxy circular.
Notice-and-Access
As part of an effort to reduce environmental impacts of excessive printing, and to save postage costs, CAE is opting to use the “Notice-and-Access” provisions of Canadian securities rules.
The “Notice-and-Access” provisions allow Canadian companies to post electronic versions of Shareholder meeting materials in lieu of mailing physical copies of such documents to Shareholder. Shareholders will instead only receive a paper notification with information on how they may obtain a copy of the meeting materials electronically or request a paper copy (Notification). Shareholders who have already signed up for electronic delivery of Shareholder materials will continue to receive them by email.
Non-registered Shareholder who have not objected to their intermediary disclosing certain ownership information about themselves to CAE are referred to as “NOBOs”. The non-registered Shareholder who have objected to their intermediary disclosing ownership information about themselves to CAE are referred to as “OBOs”. CAE has distributed the Notification in connection with the Meeting to intermediaries and clearing agencies for onward distribution to non-registered Shareholder. CAE will not be paying for intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s intermediary assumes the costs of delivery.
How to Access Meeting Materials
-    On Computershare Investor Services Inc.’s (“Computershare”) website: www.envisionreports.com/CAE2023e
-    On SEDAR: www.sedar.com
-    On CAE’s website: www.cae.com/investors/financial-reports/
Shareholders are reminded to read the Circular and other Meeting materials carefully before voting their Shares.
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How to Request a Paper Copy of the Meeting Materials
Before the Meeting
If your name appears on a Share certificate, you are considered as a “registered Shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America at 1-866-962-0498 or direct, from outside of North America, at 514-982-8716 and entering your control number as indicated on your form of proxy.
If your Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered Shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided.
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your Shares.
In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting materials in advance of such date and the Meeting date.
After the Meeting
By telephone at 1-866-962-0492 or online at investor.relations@cae.com. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.
By order of the Board of Directors,
June 15, 2023
Montréal, Québec

Mark Hounsell General Counsel, Chief Compliance Officer and Corporate Secretary

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Section 1 – About Voting Your Shares

Record Date
June 22, 2023 is the record date for the Meeting.
Who can vote
Only holders of our Shares at the close of business on the Record Date are entitled to receive notice of and to attend, including by proxy, and vote at the Meeting or any adjournment thereof. The list of Shareholders on the Record Date is available for inspection by appointment during usual business hours at Computershare Trust Company of Canada, 650 de Maisonneuve west 7th floor, Montreal, QC H3A 3T2, and at the Meeting. As of June 15, 2023, 318,089,449 Shares are issued and outstanding. Each Share is entitled to one vote.
Principal Shareholders
To the knowledge of the Directors and executive officers of CAE (from records and publicly filed reports), there is no person who beneficially owns or exercises control or direction over more than 10% of the Shares.
All Directors and executive officers as a group (23 persons) beneficially owned or exercised control or direction over 519,580 Shares representing 0.16% of the class as at June 15, 2023.
Your Vote is Important
Your vote is important. Please read the information below to ensure your Shares are properly voted.
How do I participate in the Meeting?
The Meeting will be held in a virtual only format that will be conducted via live webcast online. Shareholders will not be able to attend the Meeting in person.
Participating in the Meeting online allows registered Shareholders and duly appointed Proxyholders, including non-registered (beneficial) Shareholders who have appointed themselves or another person as a Proxyholder, to participate at the Meeting and ask questions, all in real time, including verbally through a phone conference. Registered Shareholders and duly appointed Proxyholders can vote at the appropriate time during the Meeting.
Guests, including non-registered beneficial Shareholders who have not duly appointed themselves or another person as a Proxyholder, can log in to the Meeting as set out below. Guests will be able to participate in the Meeting but cannot vote.

To access the Meeting, follow the instructions below, as applicable to you:
1.    Log in online at https://web.lumiagm.com/460290549. The platform is compatible with all major browsers except for Internet Explorer.
2.    Click “I have a Login” and then enter your Control Number (see below) and Password “CAE2023” (note the password is case sensitive); OR
3.    Click “I am a guest” and then complete the online form.
In order to find the 15-digit Control Number to access the Meeting:
—    Registered Shareholders: The control number located on the form of proxy or in the email notification you received is your Control Number.
—    Proxyholders: Duly appointed Proxyholders, including non-registered (beneficial) Shareholders that have appointed themselves or another person as a Proxyholder, will receive the Control Number from Computershare by e-mail after the proxy voting deadline has passed.
We recommend that you log in at least one hour before the start time of the Meeting. It is important to ensure you are connected to the Internet at all times if you participate in the Meeting online in order to vote when balloting commences. You are responsible for ensuring Internet connectivity for the duration of the Meeting. For additional details and instructions on accessing the Meeting online from your tablet, smartphone or computer, see the Virtual AGM User Guide provided by Computershare and accompanying this proxy circular.
For additional information regarding voting by proxy before the meeting, voting online, attending the virtual meeting or other general proxy matters, please contact Computershare at 1.800.564.6253 (Canada/U.S.) or 1.514.982.7555 (international/direct dial).

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Section 1 – About Voting Your Shares

How to Vote your Shares
You may vote your Shares in one of the following ways:
1. By proxy using all the voting channels that have been available in the past; this has not changed. Voting at the Meeting remains in the virtual-only form, without any possibility for in-person attendance.
by mail: sign, date and return your proxy form in the envelope provided.
by telephone: call the telephone number on your proxy form.
on the Internet: visit the website listed on your proxy form.
by appointing another person to attend and vote at the Meeting online on your behalf.
Refer to the enclosed proxy form for instructions.
2. Virtually at the Meeting online by following the instructions below. The voting process is different for registered or non-registered (beneficial) Shareholders:
(a)    if you are a registered Shareholder, you may vote at the Meeting by completing a ballot online during the Meeting. Follow the instructions above to access the Meeting and cast your ballot online during the designated time.
(b)    if you are a non-registered Shareholder (including a participant in the employee plan) AND you wish to vote online at the Meeting, you must appoint yourself as Proxyholder in order to vote at the Meeting. You MUST complete and return a voting instruction form no later than 11:00 a.m. (Eastern Time) on August 4, 2023 appointing yourself as Proxyholder. Follow the instructions above to access the Meeting and cast your ballot online during the designated time. You will receive the Control Number for the Meeting from Computershare by e-mail after the proxy voting deadline has passed.

United States Beneficial holders: To vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance of the Meeting. Follow the instructions from your broker or bank included with this Circular, or contact your broker or bank to request a legal proxy form. To register to attend the Meeting online, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by e-mail at uslegalproxy@computershare.com. Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00 a.m. (EDT) on August 4, 2023. You will receive a confirmation of your registration after Computershare receives your registration materials. Please note that you are required to register your appointment as Proxyholder at http://www.computershare.com/CAE.

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Section 1 – About Voting Your Shares

Voting by Proxy
If you choose to vote by proxy, you are giving the person or people named on your proxy form (referred to as a “Proxyholder”) the authority to vote your Shares on your behalf online at the Meeting or any adjournment or postponement thereof.
Proxies are being solicited by management
Through this Circular, management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponements(s) thereof) to be held at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.
The solicitation is being made primarily by mail, but you may also be contacted by telephone or other means. The Company has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately C$50,000 to Kingsdale for proxy solicitation services in addition to certain out-of-pocket expenses. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

Unless you specify a different Proxyholder, the CAE officers and/or Directors whose names are pre-printed on the enclosed form of proxy (Alan N. MacGibbon, Marc Parent and Margaret S. (Peg) Billson) will vote your Shares. The Company may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Kingsdale, which is soliciting proxies on behalf of management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s intermediary). While representatives of Kingsdale are soliciting proxies on behalf of management, Shareholders are not required to vote in the manner recommended by the Board. The QuickVoteTM system is intended to assist Shareholders in placing their votes, however, there is no obligation for any Shareholders to vote using the QuickVoteTM system, and Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

Proxyholders other than management
Shareholders desiring to appoint some person other than Alan N. MacGibbon, Marc Parent and Margaret S. (Peg) Billson as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper proxy form and, in either case, delivering the completed proxy to CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 4, 2023 (or, in the case of an adjournment or postponement, no later than 11:00 a.m. (Eastern Time) on the last business day preceding the day of such adjournment or postponement thereof).

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Section 1 – About Voting Your Shares

Voting of Proxies
You may indicate on the proxy form how you want your Proxyholder to vote your Shares, in which case the Proxyholder will vote in accordance with your instructions. You can also let your Proxyholder decide for you. If you do not specify on the proxy form how you want your Shares to be voted, your Proxyholder will have the discretion to vote your Shares as they see fit.
The enclosed proxy form gives the Proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting (including any adjournment or postponement thereof).
At the time of printing this Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.
Unless you specify a different Proxyholder or specify how you want your Shares to be voted, Alan N. MacGibbon, Marc Parent and Margaret S. (Peg) Billson will vote your Shares:
(a)    FOR electing the nominated Directors who are listed in this Circular;
(b)    FOR appointing PwC as auditors and for the authorization of the Directors to fix their remuneration;
(c)    FOR approving the advisory resolution on executive compensation; and
(d)    FOR approving the Omnibus Incentive Plan and ratifying conditional grants.
Registered Shareholders who wish to appoint a third-party Proxyholder to represent them at the Meeting must first use the Form of Proxy to appoint the Proxyholder and then must register their Proxyholder online. Failure to register the Proxyholder will result in the Proxyholder not receiving a Control Number and therefore being unable to participate in the Meeting. To register a third-party Proxyholder, Shareholders must visit https://www. computershare.com/CAE by August 4, 2023 at 11:00 a.m. (Eastern Time) and provide Computershare with the Proxyholder’s contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a Control Number. Your Proxyholder needs the Control Number in order to participate in the meeting and vote your Shares. Your third-party Proxyholder should receive the email notification after 11:00 a.m. (Eastern Time) on August 4, 2023.
To be effective, your proxy must be received before 11:00 a.m. (Eastern Time) on August 4, 2023 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding any adjournment of the Meeting.
If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1-866-851-2743 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.
Revocation of Proxies
You have the right to revoke a proxy by any of the following methods:
(a)    Vote again by phone or Internet no later than 11:00 a.m. (Eastern Time) on August 4, 2023 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting); or
(b)    Deliver another completed and signed proxy form, dated later than the first proxy form, by mail or fax such that it is received by CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 4, 2023 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjourned or postponed Meeting).
Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports
We offer our Shareholders the opportunity to view management proxy circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. You will find more information on this matter in the Notice-and-Access section above.

5 | CAE INC. | 2023 | Management Proxy Circular

6 | CAE INC. | 2023 | Management Proxy Circular

Section 2 – Business of the Meeting
1 Receive CAE’s Consolidated Financial Statements
CAE’s consolidated financial statements including the auditors’ report, for the year ended on March 31, 2023 will be presented to Shareholders at the Meeting. They can also be accessed on CAE’s website at www.cae.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. No Shareholder vote is required in connection with the consolidated financial statements.
2 Elect 13 Directors

13 Nominees	92.3%[1] Independent	62 Average Age	98.1% % Votes FOR in 2022	98.4% Average Board Meeting Attendance

1.    The only non-Independent Director is CAE’s President and CEO. “Independent Directors” refers to the standards of independence established by CAE’s Corporate Governance Guidelines, applicable corporate governance rules of the New York Stock Exchange and SEC, and under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201.

You will be electing a board of directors (“Board”) of 13 members. Each Director is elected annually for a term, which expires no later than the next annual meeting of Shareholders.

All of the following nominees, except for Sophie Brochu, are currently members of the Board of Directors, and have been recommended by the GC and the Board for election at the Meeting. Sophie Brochu will become a Director following her election at the Meeting.

— Ayman Antoun — Margaret S. (Peg) Billson — Sophie Brochu — Elise Eberwein — Marianne Harrison	— Alan N. MacGibbon — Mary Lou Maher — François Olivier — Marc Parent, C.M. — Gen. David G. Perkins	— Michael E. Roach — Patrick M. Shanahan — Andrew J. Stevens

7 | CAE INC. | 2023 | Management Proxy Circular

Section 2 – Business of the Meeting

Each nominee was elected at our 2022 annual Shareholders’ meeting held on August 10, 2022, by a majority of the votes cast (average of 98.1% of votes cast in favour), except for Sophie Brochu who is a first-time nominee.
Please refer to Section 3 – About the Nominated Directors for further information regarding the experience, the selection process and other relevant information you should consider in casting your vote for each nominee.
Self-imposed term and age limits ensure CAE benefits from a combination of experience and fresh perspectives
The Board of Directors has passed a resolution establishing term limits comprising the following:
    up to three four-year periods of service, to aggregate twelve years maximum;
    no nominee may be proposed past their attaining 75 years of age; and
    the Chair of the Board may be in the role for a full five-year term regardless of his or her age or the number of years the individual has been a Director.
The Board of Directors believes these limits, subject to reasoned exceptions, are appropriate to ensure fresh skill sets and perspectives are periodically brought to the oversight of CAE’s business.

Majority voting requirement
Each Director of the Company must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election, other than at contested meetings.
In accordance with our Corporate Governance Guidelines, any nominee who receives a greater number of votes cast “against” him or her than votes “for” will not be elected as a Director. Notwithstanding the foregoing, if the nominee is an incumbent Director, such Director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected. In accordance with the provisions of the Canada Business Corporations Act and its regulations, the Board may reappoint an incumbent Director even if he or she does not receive majority support in the following circumstances:
    to satisfy Canadian residency requirements; or
    to satisfy the requirement that at least two Directors are not also officers or employees of the Corporation or its affiliates.
Detailed voting results will be disclosed after the Meeting
Promptly, after the Meeting, we will publicly disclose the number and percentage of votes cast for and withheld in respect of each nominee, as well as those cast for and against each other matter voted on by Shareholders at the Meeting.

The Board of Directors recommends that Shareholders vote FOR the election of the 13 nominated members of the Board.

8 | CAE INC. | 2023 | Management Proxy Circular

Section 2 – Business of the Meeting

3 Appoint the Auditors
The Board, on recommendation by the Audit Committee, proposes that PricewaterhouseCoopers LLP (PwC), Chartered Accountants, Montréal, Québec be re-appointed as auditors of CAE to hold office until the close of the next annual meeting of Shareholders and that the Directors of CAE be authorized to fix their remuneration.
PwC has served as auditors of CAE since 1991.
PwC provides three types of services to CAE and its subsidiaries
1.    Audit Services: fees billed for professional services for the audit of CAE’s annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley Act of 2022 (“SOX”).
2.    Audit-related Services: fees relating to work performed in connection with CAE’s acquisitions, financings/prospectuses, translation and other miscellaneous accounting-related services.
3.    Tax Services: fees relating to tax compliance, tax planning and tax advice.
Auditors’ independence
The Audit Committee has discussed with PwC its independence from management and CAE, has considered and concluded that the provision of non-audit services is compatible with maintaining such independence.
Furthermore, as per its policy, the Audit Committee reviews and pre-approves all non-audit services provided by the external auditors above a specified level.
Fees Paid by CAE to PwC in FY2023
The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal year.

Fee Type	2023 ($ millions)	2022 ($ millions)
1. Audit services	6.5	5.8
2. Audit-related services	0.2	0.1
3. Tax services	0.4	0.5
Total	7.1	6.4
In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years. Pursuant to this policy, CAE will not initiate nor pursue any discussion with any former partner, principal, Shareholder or professional employee(s) of PwC regarding potential or future employment in a reporting oversight role with CAE if they are in a position to influence the audit firm’s operations or financial policies, has ownership or partnership interests or financial participation in the audit firm or was a member of the CAE external audit team during the one-year period preceding the date that audit procedures commenced.

The Board of Directors recommends that Shareholders vote FOR the appointment of PwC as CAE’s auditors.

9 | CAE INC. | 2023 | Management Proxy Circular

Section 2 – Business of the Meeting
4 Advisory Vote on Executive Compensation
As detailed in Section 7 – Executive Compensation, CAE’s executive compensation philosophy and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows CAE to attract and retain high-performing executives who are strongly incentivized to create value for CAE’s Shareholders on a sustainable basis.
Section 7 of the Circular describes our overall approach to executive compensation, the objectives of our executive compensation program, how compensation decisions are made and the compensation paid to our most highly paid executive officers in the last three years. Section 7 also describes the extensive stakeholder outreach conducted since last year’s Shareholders’ meeting with close to 20 of our Shareholders accounting for approximately 40% of the Company ownership, as well as other stakeholders, seeking their input on our compensation programs. This effort culminated in changes designed to further align compensation with the Company performance outcomes and the interests of Shareholders.
At the Meeting, Shareholders will be asked to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”.
The text of the “say on pay” resolution reads as follows:
‘‘Resolved that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular’’.
Because your vote is advisory, it will not be binding upon the Board. However, the HRC will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.
If a significant proportion of the Shares represented, including by proxy, at the Meeting are voted against the above non-binding advisory resolution, the Board Chair or the HRC Chair will oversee a process to engage with Shareholders with a view to giving Shareholders the opportunity to express their specific concerns. The Board of Directors and the HRC will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of Shareholders’ specific concerns.
Our approach to executive compensation was approved by 79.6% of the votes cast on the resolution during our August 10, 2022 annual meeting of Shareholders. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Shareholder Engagement, which describes our significant engagement initiatives with investors in FY2023, as well as the changes to our compensation programs implemented as a result thereof.

The Board of Directors recommends that Shareholders vote FOR the resolution set out above.
10 | CAE INC. | 2023 | Management Proxy Circular

Section 2 – Business of the Meeting
5 Approval of the Omnibus Incentive Plan and Ratification of Conditional Grants
With a view to streamline its equity-based incentive plans, to encourage greater share ownership by employees and to foster a greater alignment between the long-term interests of the Shareholders and the interests of employees, the Board of CAE adopted on May 31, 2023 the Omnibus Incentive Plan which allows for a variety of equity-based awards that provide different types of incentives, namely stock options ("Stock Options"), performance share units ("PSUs") and restricted share units ("RSUs"), to be granted to eligible participants. The Company believes that the Omnibus Incentive Plan will enhance its ability to attract, retain and motivate capable persons to advance its business strategy. A summary of the Omnibus Incentive Plan is set forth in Appendix D. The summary is qualified in its entirety by reference to the full text of the Omnibus Incentive Plan, which can be accessed on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Capitalized terms used in such summary without express definition have the meanings attributed thereto in the Omnibus Incentive Plan. For more details on this plan, please refer to Section 7 – Executive Compensation - Compensation Discussion and Analysis – Executive Compensation Programs – Long-Term Incentive Program Design – Omnibus Incentive Plan.
At the Meeting, Shareholders will be asked to consider and vote to approve the Omnibus Incentive Plan as well as conditional grants of Stock Options, PSUs and RSUs made pursuant to the terms of the Omnibus Incentive Plan (the “Conditional Grants”). In order to be adopted and ratified, the Omnibus Incentive Plan and the Conditional Grants must be approved by ordinary resolution of the holders of Shares of CAE at the Meeting. The text of the resolution approving the Omnibus Incentive Plan and the Conditional Grants (the “Omnibus Incentive Plan Resolution”) is set forth below.
BE IT RESOLVED TO ADOPT THE FOLLOWING RESOLUTION:
THAT the Omnibus Incentive Plan providing for the issuance of a maximum of 10,000,000 shares (the “Shares”) adopted by the Board of Directors on May 31, 2023 (the “Plan”), the full text of which can be consulted on SEDAR (www.sedar.com), be and it is hereby approved;
THAT the Conditional Grants subject to shareholder ratification made pursuant to the terms of the Plan on June 9, 2023 of (i) 303,139 and 420,206 Stock Options to insiders and other employees respectively with an exercise price of $28.65 and expiring on June 9, 2030, (ii) 106,866 and 192,709 restricted share units to insiders and other employees respectively which shall vest on June 9, 2026, and (iii) performance share units which, upon vesting on June 9, 2026 and subject to performance criteria, may result in the issuance of up to 641,194 and 977,960 Shares to insiders and other employees respectively, be and they are hereby ratified, confirmed and approved;
THAT any officer of the Corporation be, and is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign or deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.
If not approved, the Conditional Grants made pursuant to the Omnibus Incentive Plan will be deemed to have been made pursuant to the terms of the Corporation’s existing PSU Plan, RSU Plan and Employee Stock Option Plan.

The Board of Directors recommends that Shareholders vote FOR the Omnibus Incentive Plan Resolution.

11 | CAE INC. | 2023 | Management Proxy Circular

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Section 3 – About the Nominated Directors

This Section presents a profile of each nominated Director, including an explanation of each nominated Director’s experience, languages, education, skills, qualifications and core competencies, attendance at Board and Committee meetings from April 1, 2022 to March 31, 2023, total value of compensation received in FY2023, Share ownership information, the extent of fulfillment of the Minimum Ownership requirements, previous voting results, as well as participation on the boards of other public companies. A description of the Director Selection and Nomination Process, Board Attributes and Demographics and a tabular summary of our Directors’ Skills and Experiences follows the individual tables. “Market Value” refers to the product of the sum of the Shares and DSUs held by a Director multiplied by the closing price on the TSX of a Share on June 3, 2022 and June 5, 2023. Footnotes specific to each nominee are presented immediately below their biography.

98.1%	92.3%[1]	62	4.17	98.4%
Average 2022 Votes FOR	Independent Directors	Average Age	Average Tenure2 (years)	Average Board Attendance

1.    The only non-Independent Director is CAE’s President and CEO.
2.    For non-executive Directors.

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Section 3 – About the Nominated Directors

Ayman Antoun
Age: 57 Oakville, Ontario, Canada Independent Director since: 2022 Committees: Human Resources Total Value of Compensation Received in FY2023: $151,624 Languages: English, Arabic
Experience
IBM– General Manager, Americas, which includes Canada, the United States and Latin America, and member of IBM’s Performance Team consisting of IBM’s top 50 executives globally (2020 – 2023); President, IBM Canada (2018 – 2020); held various senior executive sales leadership roles in Canada and the United States spanning Global Technology Services, Systems & Technology Group, Education Industry, Business Partners, and Global Sales Transformation (1988 – 2018)

Skills, Qualifications and Core Competencies
Knowledge of Industry developed while at IBM where he gained experience in software development, which is essential to CAE
Strategic Leadership and Management skills and experience obtained during his 35 years at IBM holding executive roles, including running IBM’s largest geography (Americas) which covered all twelve major industries across fourteen countries
Information Technology / Cybersecurity / Digital expertise developed during his time at IBM where his roles had a focus on Infrastructure, Cloud, Cognitive Solutions, Security and Digital Reinvention software and hardware
Government Relations experience gained by leading IBM’s public sector unit for more than eight years, serving as IBM Canada President, where he engaged with local, provincial and federal governments on a regular basis, and while serving as the partnership executive for the Canadian government for over ten years

Education BS, Electrical Engineering, University of Waterloo Graduate, Executive program in financial analysis, business management and strategic planning, Harvard Business School

2022 Voting Results
Votes For	99.87%	254,232,815
Votes Withheld	0.13%	323,802

Other Public Company Boards
None

Board and Committee Attendance[1]
Board of Directors	6 of 6	100%
Human Resources Committee	3 of 3	100%
Total	9 of 9	100%
1. Mr. Antoun joined the Board and Human Resources Committee on August 10, 2022.

Share Ownership
	June 5, 2023	June 3, 2022
Shares	-	–
DSUs	5,820	–
Total	5,820	–
Market Value	$168,082	–
Minimum Ownership Requirement	$400,000	N/A
% of Achievement[2]	42%	N/A
2. Mr. Antoun joined the Board on August 10, 2022 and must meet his required holdings over the five-year period from such date.

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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	95.27%	242,527,719
Votes Withheld	4.73%	12,028,898

Other Public Company Boards
Arconic Corp. (2020 – present)
Skywest, Inc. (2007 – 2015)

Board and Committee Attendance
Board of Directors	10 of 10	100%
Governance Committee (Chair)	3 of 3	100%
Human Resources Committee	6 of 6	100%
Total	19 of 19	100%

Share Ownership
	June 5, 2023	June 3, 2022
Shares	-	–
DSUs	61,168	51,526
Total	61,168	51,526
Market Value	$1,766,532	$1,747,246
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement	442%	437%

Margaret S. (Peg) Billson
Age: 61 Albuquerque, New Mexico, U.S. Independent Director since: 2015 Committees: Governance (Chair), Human Resources Total Value of Compensation Received in FY2023: $256,000 Languages: English
Experience
BBA Aviation–President & CEO, Aftermarket Services (2013 – 2016); President, Legacy Support (2009 – 2012)
Eclipse Aviation–President & General Manager of the Airplane Division (2005 – 2008)
Honeywell International–Vice-President & General Manager of Airframe Systems (2004 – 2005); Vice President & General Manager, Landing Systems (2002 – 2004); Vice President, Engine Systems Engineering and Program Management (1998 – 2001)
Douglas Aircraft Company–Vice President Program Manager (1995 – 1997); Vice President Technical Services (1993 – 1995); held various quality assurance, engineering, and program management roles of increasing responsibility (1984 – 1993)

Skills, Qualifications and Core Competencies
Knowledge of Industry gained as a veteran aviation business leader with over 35 years of experience leading technology rich companies and engineering sectors for BBA Aviation, Eclipse Aviation, Honeywell and Boeing (McDonnell Douglas)
Strategic Leadership and Management experience and Human Resources / Compensation expertise gained while holding executive roles at Honeywell, Boeing (McDonnell Douglas) and BBA Aviation, and such roles have provided her with significant insight into human resources and compensation issues encountered by companies conducting business within the aerospace sector
R&D expertise developed while overseeing multiple full scale aircraft design and development programs such as the MD-11 at McDonnell Douglas and the EA-500 at Eclipse Aviation, as well as her responsibilities in product development at Honeywell
Manufacturing / Supply Chain expertise obtained through her extensive experience being accountable for the on-time manufacturing of airplanes and components

Education BS, Aeronautical Engineering, Embry-Riddle Aeronautical University MS, Engineering Aerospace, California State University Long Beach

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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	N/A	N/A
Votes Withheld	N/A	N/A

Other Public Company Boards
Bank of Montreal (2011 – present)
Bell Canada (2010 – 2020)
BCE Inc. (2010 – 2020)
CGI Inc. (2019 – 2020)
Valener Inc. (2000 – 2019)
Énergir (formerly Gaz Metro) (2007 – 2019)

Board and Committee Attendance
Board of Directors	N/A	N/A
Total	N/A	N/A

Share Ownership[1]
June 3, 2022
Shares		-
DSUs		-
Total		-
Market Value		-
Minimum Ownership Requirement		N/A
% of Achievement		N/A
1. Ms. Brochu does not currently serve as a Director and will become a Director following her election at the Meeting.

Sophie Brochu
Age: 60 Bromont, Quebec, Canada Independent Director since: First time nominee (Independent1) Committees: N/A Total Value of Compensation Received in FY2023: N/A Languages: English, French
Experience
Hydro-Québec–President and Chief Executive Officer (2020 – 2023)
Énergir (formerly Gaz-Métro)–President and Chief Executive Officer (2007 – 2019); Vice-President, Business Development and other executive roles (1997 – 2007)
Began her career as a financial analyst at Société québécoise d’initiatives pétrolières (SOQUIP) in 1987

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained while serving as CEO at Energir and Hydro Quebec
Human Resources / Compensation expertise gained during her service in CEO roles where she had ultimate oversight for succession planning, talent management and retention, and alignment of HR compensation programs with strategic orientations
Government Relations expertise gained from her over 35 years of deep experience with energy utilities and regulated entities, both in Canada and the US, which involve various and complex governmental relations, both at the political and administrative levels, which resulted in her extensive strategic understanding of public policies
ESG expertise through her over 25 years of experience in the deployment of health and safety programs, establishment of environmental frameworks, fostering of deep relationships with various stakeholders, and advancing of diversity and inclusion practices at the organizations that she oversaw

Education BA, Economics, University of Laval

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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	99.87%	254,228,700
Votes Withheld	0.13%	327,917

Other Public Company Boards
None

Board and Committee Attendance[1]
Board of Directors	6 of 6	100%
Audit Committee	2 of 2	100%
Human Resources Committee	3 of 3	100%
Total	11 of 11	100%
1. Ms. Eberwein joined the Board and Human Resources and Audit Committees on August 10, 2022.
Share Ownership
	June 5, 2023	June 3, 2022
Shares	14,500	-
DSUs	3,576	-
Total	18,076	-
Market Value	$522,035	-
Minimum Ownership Requirement	$400,000	N/A
% of Achievement	131%	N/A

Elise Eberwein
Age: 58 Scottsdale, Arizona, U.S. Independent Director since: 2022 Committees: Human Resources, Audit Total Value of Compensation Received in FY2023: $158,691 Languages: English
Experience
American Airlines, Inc. – Executive Vice President, People and Communications (2013 – 2022)
US Airways – Executive Vice President, People, Communications and Public Affairs (2005 – 2013)
America West Airlines – Vice President, Corporate Communications (2003 – 2005)
Served in key executive roles with Frontier Airlines and Western Pacific Airlines
Began her aviation career as a flight attendant

Skills, Qualifications and Core Competencies
Knowledge of Industry gained over her 35 years in the commercial aviation sector while working for six airlines, including several start-ups low-cost airlines and three major airlines: America West, US Airways, and American Airlines
Strategic Leadership and Management experience gained while in leadership roles at US Airways and American Airlines which also included being a member of the executive management team leading two major airline mergers with responsibility for the subsequent integration work
Human Resources / Compensation expertise gained through her roles leading all HR functions for more than 15 years, including serving as Chief Human Resources Officer for American Airlines, which resulted in her developing extensive executive compensation knowledge and talent development and succession planning experience
ESG expertise obtained while developing and leading the diversity and inclusion initiatives as part of her responsibilities as CHRO of American Airlines

Education BA, Mass Communications, Lindenwood University Executive MBA, Colorado State University

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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	98.62%	251,048,760
Votes Withheld	1.38%	3,507,857

Other Public Company Boards
None

Board and Committee Attendance
Board of Directors	9 of 10	90%
Audit Committee (Chair)	4 of 4	100%
Governance Committee	3 of 3	100%
Total	16 of 17	94%

Share Ownership
	June 5, 2023	June 3, 2022
Shares	15,600	15,600
DSUs	28,706	18,875
Total	44,306	34,475
Market Value	$1,279,557	$1,169,047
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement	320%	292%

Marianne Harrison
Age: 59 Boston, Massachusetts, U.S. Independent Director since: 2019 Committees: Audit (Chair) (financial expert), Governance Total Value of Compensation Received in FY2023: $261,000 Languages: English
Experience
Manulife Financial Corporation–President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Manulife Financial Corporation and a member of Manulife’s Executive Leadership Team (2017 – 2023); President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division (2013 – 2017); held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife (2003-2017)
TD Bank Group–Chief Financial Officer of Wealth Management after holding various other positions (1998 – 2003)
PwC–Senior Manager after holding numerous other positions (1986 – 1998)

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained while running all aspects of the P&L and serving as President and CEO of both John Hancock and Manulife Canada
Finance / Accounting expertise developed during over 35 years in the financial industry including roles as Auditor for PWC; Corporate Controller Manulife Financial; and CFO Wealth Management TD Bank and was recognized by her election as a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario
Risk Management experience gained throughout her career in financial services and as an active member of the Segment Risk Committee while serving as President and CEO John Hancock and Manulife Canada
Capital Markets / M&A experience gained at Manulife Financial, where she was an active participant during mergers with both John Hancock and Standard Life, and the divestiture of Signature Services by John Hancock, as well as through having responsibility for the use of capital to ensure risk adjusted returns and company hurdle rates are met in both Canada and the US Segment

Education BA, English, University of Western Ontario Diploma in Accounting, Wilfrid Laurier University

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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	96.03%	244,446,475
Votes Withheld	3.97%	10,110,142

Other Public Company Boards
TD Bank (2014 – present)

Board and Committee Attendance[1]
Board of Directors	9 of 10	90%
Audit Committee	2 of 2	100%
Human Resources Committee	3 of 3	100%
Total	14 of 15	93%
1.    Mr. MacGibbon was appointed Chair of the Board on August 10, 2022. As a result, he stepped down from the Audit and Human Resources Committees. As Chair of the Board, Mr. MacGibbon attends all Committee meetings.

Share Ownership
	June 5, 2023	June 3, 2022
Shares[2]	4,088	4,088
DSUs	69,709	56,633
Total	73,797	60,721
Market Value	$2,131,257	$2,059,049
Minimum Ownership Requirement[3]	$900,000	$400,000
% of Achievement	237%	515%
2.    1,011 of these Shares are owned beneficially by Mr. MacGibbon’s spouse, under the direction of Mr. MacGibbon.
3.    Mr. MacGibbon’s minimum ownership requirement increased to $900,000 following his appointment as Chair of the Board on August 10,2022.

Alan N. MacGibbon Chair of the Board
Age: 67 Toronto, Ontario, Canada Independent Director since: 2015 Total Value of Compensation Received in FY2023: $345,298 Languages: English
Experience
Deloitte LLP Canada– Senior Counsel (2012 – 2013); Managing Partner and Chief Executive and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited (2004 –2012); Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited (2011 – 2012)

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained while serving as Managing Partner and CEO of Deloitte, where he was responsible for leading and managing the largest Canadian professional services firm with a partnership of over 800 partners and more than 8,000 employees
 Finance / Accounting expertise developed during his almost 35-year career at Deloitte, a leading global provider of audit and assurance, consulting, financial advisory services
Risk Management experience gained through his roles at Deloitte where he advised large enterprises about the management of their risks
Human Resources / Compensation expertise obtained while being Managing Partner and CEO of Deloitte Canada, where he dealt extensively with human resources and compensation issues as he had oversight of the succession planning and annual compensation planning and execution for all partners

Education BBA, University of New Brunswick Chartered Professional Accountant Chartered Accountant

19 | CAE INC. | 2023 | Management Proxy Circular

Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	97.18%	247,367,289
Votes Withheld	2.82%	7,189,328

Other Public Company Boards
Canadian Imperial Bank of Commerce (2021 – present)
Magna International Inc. (2021 – present)

Board and Committee Attendance
Board of Directors	10 of 10	100%
Audit Commitee	4 of 4	100%
Human Resources Committee	6 of 6	100%
Total	20 of 20	100%

Share Ownership
	June 5, 2023	June 3, 2022
Shares	6,500	4,500
DSUs	9,775	3,443
Total	16,275	7,943
Market Value	$470,022	$269,347
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement	118%	67%

Mary Lou Maher
Age: 63 Toronto, Ontario, Canada Independent Director since: 2021 Committees: Audit (financial expert), Human Resources Total Value of Compensation Received in FY2023: $247,000 Languages: English
Experience
KPMG Canada–Canadian Managing Partner, Quality and Risk and Global Head of Inclusion and Diversity KPMG International (2017 – 2021); held various executive and governance roles, including Chief Financial Officer, Chief Inclusion and Diversity Officer and Chief Human Resources Officer (1983 – 2017)

Skills, Qualifications and Core Competencies
Finance / Accounting expertise developed during her many years at KPMG where she gained audit experience in retail, manufacturing, financial services (banking and brokerage), hospitality, healthcare and real estate and was recognized through her election as a Fellow of the Chartered Professional Accountants of Ontario
Human Resources / Compensation expertise gained while serving as Chief Human Resource Officer, Chief Inclusion and Diversity Officer and Global Head of Inclusion and Diversity at KPMG, where she created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg
Risk Management experience gained while serving as a member of the KPMG Canadian Executive and Global Risk Management leadership teams, which are responsible for managing risk and legal matters for KPMG Canada including Enterprise Risk Management
ESG expertise obtained while at KPMG where she oversaw the talent development of their workforce and led their diversity, equity, and inclusion initiatives

Education BCom, McMaster University Fellow Chartered Professional Accountant

20 | CAE INC. | 2023 | Management Proxy Circular

Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	98.86%	251,664,205
Votes Withheld	1.14%	2,892,412

Other Public Company Boards
Fiera Capital Corp. (2022 – present)
Transcontinental Inc. (2008 – 2021)

Board and Committee Attendance
Board of Directors	10 of 10	100%
Audit Committee	4 of 4	100%
Governance Committee	3 of 3	100%
Total	17 of 17	100%

Share Ownership
	June 5, 2023	June 3, 2022
Shares	-	–
DSUs	45,002	35,700
Total	45,002	35,700
Market Value	$1,299,658	$1,210,587
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement	325%	303%

François Olivier
Age: 58 Montreal, Quebec, Canada Independent Director since: 2017 Committees: Audit, Governance Total Value of Compensation Received in FY2023: $247,000 Languages: English, French
Experience
Transcontinental Inc.–President and Chief Executive Officer (2008 – 2021); joined in 1993 in the Printing Sector and rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then became Chief Operating Officer in 2007
Canada Packers–General Manager (1988 – 1993)

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained in driving profitable business growth through M&A and in managing large-scale manufacturing operations notably while in the roles of CEO and COO at Transcontinental, where he transformed the Canadian printing industry and made Transcontinental Canada’s largest printer both a leader in flexible packaging in North America and a Canadian leader in its specialty media segments
International Markets experience obtained while CEO of Transcontinental, where he managed the multinational company with revenue of $3 billion and 9,000 employees operating in eight different countries
Capital Markets / M&A expertise developed during his time at Transcontinental, which included developing and transforming the company through multiple mergers and acquisitions activities
Manufacturing / Supply Chain experience gained while at Transcontinental, where he managed a network of 45 manufacturing locations in eight different countries

Education BSc, McGill University Graduate, Program for Management Development, Harvard Business School

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Section 3 – About the Nominated Directors

Marc Parent, C.M. President and CEO
Age: 62
Montreal, Quebec, Canada
Director since: 2008
Total Value of Compensation Received in FY2023: please refer to Section 7 – Executive Compensation – Compensation of our Named Executive Officers for details concerning Mr. Parent’s compensation.
Languages: English, French

Experience
CAE Inc.–President and CEO (2009 – present); Executive Vice President and Chief Operating Officer responsible for all of CAE’s business segments and new growth initiatives (2008 – 2009); Group President, Simulation Products and Military Training & Services (2006 – 2008); Group President, Simulation Products responsible for the Company’s civil simulation products business as well as the design, manufacture and support of products for the Company’s civil and military training businesses (2005 – 2006)
Bombardier Aerospace–Vice President and General Manager of Challenger 300, 604, and 850/870 programs as well as the CRJ 200 Regional Aircraft product line (2004 – 2005); Vice President and General Manager, U.S. Operations, with responsibilities encompassing Learjet facilities in Wichita and Tucson (2003 – 2004), Vice President and General Manager of Operations of the Toronto facility (2001 – 2003), Vice President, Operations of the de Havilland site in Toronto (2000 – 2001); Vice President Program Management for Product Development (1998 – 2000); Project Director responsible for the design, development and certification of the Q400 turboprop airliner (1995 – 1998)

Skills, Qualifications and Core Competencies
Deep Knowledge of Industry gained during more than 35 years of aerospace experience at Canadair, Bombardier and CAE
Strategic Leadership and Management experience developed in executive roles at Bombardier and CAE including as COO and CEO
Human Resources / Compensation expertise gained during his many years in leadership roles including in his capacity as President and CEO of CAE and as General Manager of sites in Canada and the US while with Bombardier, where he oversaw large workforces
Capital Markets / M&A experience gained while overseeing 36 M&A transactions, creating 19 joint ventures and multiple organic transactions of customer outsourcing since the start of his CEO tenure in 2009, which has resulted in realizing benefits of scale through synergy capture and best-of-breed technology consolidation

Education Bachelor of Engineering, École Polytechnique de Montreal Graduate, Harvard Business School Advanced Management Program Active pilot holding a Transport Canada Airline Transport Pilot License

2022 Voting Results
Votes For	99.88%	254,247,882
Votes Withheld	0.12%	309,416

Other Public Company Boards
Telus Corporation (2017 – present)

Board and Committee Attendance[1]
Board of Directors	10 of 10	100%
Total	10 of 10	100%
1 Upon invitation of Board Committees, Mr. Parent attended all or a part of their meetings.
Share Ownership[2]
	June 5, 2023	June 3, 2022
Shares	354,879	314,063
FY2004 LTUs[3]	42,985	42,985
LTUs[3]	232,111	232,111
Total	629,975	589,159
Market Value	$18,193,678	$19,978,382
2     As President and CEO, Mr. Parent has a higher ownership target than an Independent Director (please refer to Section 7 – Executive Compensation - Compensation Discussion and Analysis - Compensation Governance – Executive Share Ownership Requirements for details concerning Mr. Parent’s Share ownership requirements).
3     Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs - Long-Term Incentive Program Design - Inactive Equity-Based Plans with Legacy Participants for information about the FY2004 LTUs and the LTUs.

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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	96.49%	245,614,203
Votes Withheld	3.51%	8,942,414

Other Public Company Boards
Oshkosh Corp. (2022 – present)

Board and Committee Attendance[1]
Board of Directors	10 of 10	100%
Audit Committee	2 of 2	100%
Governance Committee	2 of 2	100%
Human Resources Committee	6 of 6	100%
Total	20 of 20	100%
1. Gen. Perkins stepped down from the Audit Committee and joined the Governance Committee on August 10, 2022.
Share Ownership
	June 5, 2023	June 3, 2022
Shares	-	–
DSUs	22,062	12,760
Total	22,062	12,760
Market Value	$637,151	$432,691
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement	159%	108%

General David G. Perkins USA (Ret.)
Age: 65 Jackson, New Hampshire, U.S. Independent Director since: 2020 Committees: Human Resources, Governance Total Value of Compensation Received in FY2023: $247,000 Languages: English
Experience
US Army–Commander of the United States Army Training and Doctrine Command (TRADOC) (2014 – 2018); Commander, Combined Arms Center & Commandant, Command & General Staff College (2011 – 2014); Commander, 4th Infantry Division (2009 – 2011); joined in 1980

Skills, Qualifications and Core Competencies
Knowledge of Industry developed while serving for over 40-year in the US Army, including as the Training and Doctrine Command (TRADOC) commander, where he was responsible for developing and specifying the operational requirements for all US Army systems
Strategic Leadership and Management experience gained while serving and leading the US Army, which is one of the most complex and largest organizations in the world, and where under his leadership, TRADOC developed the Army’s strategic concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world
Government Relations expertise developed while commanding TRADOC, which is responsible for designing, acquiring, building, and constantly improving the entire US Army in accordance with all policies and laws both in the US and internationally
Human Resources / Compensation experience based on running a recruiting organization that recruited and hired over 120,000 personnel annually and was then responsible for developing and implementing a talent management and leader development strategy for over 1.2 million personnel

Education BS, U.S. Military Academy, West Point MS, Mechanical Engineering, University of Michigan Masters in National Security and Strategic Studies, U.S. Naval War College

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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	98.86%	251,653,182
Votes Withheld	1.14%	339,369

Other Public Company Boards
CGI Inc. (2006 – present)

Board and Committee Attendance
Board of Directors	10 of 10	100%
Audit Committee	4 of 4	100%
Governance Committee	3 of 3	100%
Total	17 of 17	100%

Share Ownership
	June 5, 2023	June 3, 2022
Shares	-	–
DSUs	39,435	30,132
Total	39,435	30,132
Market Value	$1,138,883	$1,021,776
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement	285%	255%

Michael E. Roach
Age: 71 Montreal, Quebec, Canada Independent Director since: 2017 Committees: Audit, Governance Total Value of Compensation Received in FY2023: $247,000 Languages: English
Experience
Interac Inc.–Chairman of the Board (2018 – 2020)
CGI Inc.–President and Chief Executive Officer (2006 – 2016), President and Chief Operating Officer (2002 – 2006); President, Canada and Europe (2001); Executive Vice President, Business Engineering and Outsourcing (1999 – 2000); Executive Vice President and General Manager, Telecommunication Information Systems and Services (1998 – 1999)
Bell Canada–President and Chief Executive Officer of Bell Sygma Inc. (1992 – 1998), following progressive management roles (1974– 1992)

Skills, Qualifications and Core Competencies
Strategic Leadership and Management experience gained as a board member and executive who participated in the development of numerous annual strategic plans, including evaluation and successful implementations while serving in his executive leadership roles
Information Technology / Cybersecurity / Digital expertise developed during his tenure as CEO of CGI Inc., a global IT and business consulting firm
Capital Markets / M&A expertise gained through his experience in identifying, executing, and integrating acquisitions and establishment and chairing of global capital investment programs
International Markets experience obtained while operating across four continents in his role at CGI Inc.

Education BA, Economics and Political Science, Laurentian University Graduate, Columbia University Executive Program Graduate, Niagara Institute Leadership Training
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Section 3 – About the Nominated Directors

2022 Voting Results
Votes For	99.87%	254,217,248
Votes Withheld	0.13%	339,369

Other Public Company Boards
Leidos Inc. (2022 – present)
Spirit Aerosystems Inc. (2021 – present)
Eve Holdings, Inc. (2021 – 2022)

Board and Committee Attendance
Board of Directors	10 of 10	100%
Audit Committee	4 of 4	100%
Governance Committee	3 of 3	100%
Total	17 of 17	100%

Share Ownership
	June 5, 2023	June 3, 2022
Shares	-	–
DSUs	5,461	–
Total	5,461	–
Market Value	$157,714	–
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement[1]	39%	N/A
1. Mr. Shanahan joined the Board on April 1, 2022 and must meet his required holdings over the five-year period from such date.

Patrick M. Shanahan
Age: 61 Seattle, Washington, U.S. Independent Director since: 2022 Committees: Audit, Governance Total Value of Compensation Received in FY2023: $181,317 Languages: English
Experience
U.S. Department of Defense–U.S. Acting Secretary of Defense (2019); 33rd U.S.Deputy Secretary of Defense, where he helped lead the development of several key Department of Defense policies and strategies (2017 – 2018)
The Boeing Company–Senior Vice President, Supply Chain & Operations (2016 – 2017); Senior Vice President of Commercial Airplane Programs, managing profit and loss for the 737, 747, 767, 777 and 787 programs and the operations at Boeing’s principal manufacturing sites (2008 – 2016); Vice President and General Manager of the 787 Dreamliner, leading the program during a critical development period (2007 – 2008); Vice President and General Manager of Boeing Missile Defense Systems, overseeing the Ground-based Midcourse Defence system, Airborne Laser and Advanced Tactical Laser (2004 – 2007); Vice President and General Manager of Boeing Rotorcraft Systems, overseeing the Apache, Chinook and Osprey (2002 – 2004); joined in 1986

Skills, Qualifications and Core Competencies
Knowledge of Industry gained during his over three decades with The Boeing Company overseeing both their civil aviation and defense units and as the “customer” while serving in the government
Strategic Leadership and Management experience obtained through his service in the U.S. Department of Defense, including as the Acting Secretary of Defense and the 33rd Deputy Secretary of Defense, where he oversaw the management of coordinating and supervising all matters related to the U.S. Armed Forces, as well as during his time in leadership roles at Boeing
Risk Management expertise developed through his roles at Boeing overseeing development and execution of numerous complex civil aviation and defense programs
Manufacturing / Supply Chain expertise gained through his roles at Boeing overseeing development and execution of numerous complex civil aviation and defense programs that included responsibilities for manufacturing operations, and supplier management functions, including implementation of advanced manufacturing technologies and global supply chain strategies

Education BS, Mechanical Engineering, University of Washington MS, Mechanical Engineering, Massachusetts Institute of Technology MBA, Massachusetts Institute of Technology’s Sloan School of Management

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Section 3 – About the Nominated Directors

Andrew J. Stevens
Age: 66 Cheltenham, Gloucestershire, U.K. Independent Director since: 2013 Committees: Human Resources, Governance Total Value of Compensation Received in FY2023: $247,000 Language: English
Experience
Cobham plc–Served in positions of increasing responsibility including Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012)
Rolls-Royce–Managing Director Defence Aerospace (2001 – 2003)
Messier-Dowty–Managing Director, then Chief Operating Officer (1996 – 2000)
Bowthorpe plc (1994 – 1996)
Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994)

Skills, Qualifications and Core Competencies
Knowledge of Industry gained during his over 45-year career in the global aerospace sector serving in positions at Dowty Group, Bowthorpe, Cobham and Rolls-Royce, where he served as Managing Director of Defence Aerospace
Strategic Leadership and Management experience gained while serving in senior executive positions including CEO and COO at Cobham and COO at Messier-Dowty
International Markets expertise developed while overseeing companies operating globally, including in North America, Europe, Middle East and Asia, and owning relationships with key customers, governments and suppliers that allowed for success in those locations
Manufacturing / Supply Chain experience gained through serving as COO at both Cobham and Messier-Dowty, where he built a raise percentage in these important areas

Education Chartered Engineer, with a 1st Class honour degree in Production Engineering, Aston University in Birmingham

2022 Voting Results
Votes For	95.94%	244,222,498
Votes Withheld	4.06%	10,334,119

Other Public Company Boards
Héroux-Devtek Inc. (2014 – 2019)
De La Rue plc (2012 – 2019)
Cobham plc (2003 – 2012)

Board and Committee Attendance
Board of Directors	9 of 10	90%
Human Resources Committee	6 of 6	100%
Governance Committee	3 of 3	100%
Total	18 of 19	95%

Share Ownership
	June 5, 2023	June 3, 2022
Shares	-	–
DSUs	92,082	82,779
Total	92,082	82,779
Market Value	$2,659,328	$2,807,035
Minimum Ownership Requirement	$400,000	$400,000
% of Achievement	665%	702%

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Section 3 – About the Nominated Directors

Director Selection and Nomination Process
Part of the Governance Committee’s responsibility is to identify and recruit suitable potential Board members and recommend to the Board nominees for election at annual Shareholders’ meetings, taking into consideration the “Board and Executive Officer Diversity, Equity and Inclusion Policy” (the “Diversity Policy”).
To fulfill this mandate, the GC:
-    Identifies desirable skill sets, industry experience, diverse backgrounds, international experience, relationships and other attributes that would assist the Board in the conduct of its responsibilities and also further CAE’s interests (refer to “Board Attributes” below), taking into account criteria that promote diversity, including but not limited to gender, age, race, national or ethnic origin, sexual orientation and disability.
-    Reviews with the Chair, President and CEO and other Directors possible candidates, including the existing members of the Board, which may meet some or all of such attributes.
-    Considers potential conflicts of interest, independence issues and interlocking directorships of potential candidates.
-    Approaches with the Chair and other Directors potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and interviews those interested to determine their suitability for nomination.
-    Reviews with other members of the Board the potential nomination of any new Director before a final determination to nominate them is made and assess the effectiveness of the Director nomination process at achieving CAE’s diversity objectives.

Board members must:
-    Demonstrate high ethical standards and integrity, including abiding by CAE’s Code of Conduct;
-    Act honestly and in good faith regarding CAE’s best interests;
-    Devote sufficient time to CAE’s affairs and exercise prudence and diligence in fulfilling all their Board-related responsibilities;
-    Give independent judgment on issues facing CAE;
-    Understand and challenge CAE’s business plans and strategy;
-    Effectively participate in all Board-related deliberations;
-    Make reasonable efforts to attend Board and committee meetings; and
-    Review the management materials provided in advance of, and otherwise prepare for, all Board meetings.
Under the articles of CAE, the Board may consist of a minimum of three and a maximum of twenty-one Directors. As provided in CAE’s by-laws, the Directors are to be elected annually and a majority of the Directors shall be resident Canadians. Each Director will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board has fixed the number of Directors to be elected at the Meeting at thirteen.

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Section 3 – About the Nominated Directors

Board Attributes
The following matrix identifying the gender, language skills, age, diversity affiliation, tenure, professional skills, expertise and qualifications of nominated Directors is reviewed by the Governance Committee annually to ensure CAE benefits from an appropriate combination of skills, experience with CAE’s business matters and corporate governance standards and fresh perspectives:
-    All non-employee Director nominees (12 out of a total number of 13 Directors) are independent.
-    All Board Committee members are independent.

Board Demographics	Ayman Antoun	Margaret S. (Peg) Billson	Sophie Brochu	Elise Eberwein	Marianne Harrison	Alan N. MacGibbon	Mary Lou Maher	François Olivier	Marc Parent	Gen. David G. Perkins, USA (Ret.)	Michael E. Roach	Patrick M. Shanahan	Andrew J. Stevens
Gender	M	F	F	F	F	M	F	M	M	M	M	M	M

French[1]			●					●	●
English[1]	●	●	●	●	●	●	●	●	●	●	●	●	●
Other language(s)[1]	●

Under 60	●			●	●			●
60-69		●	●			●	●		●	●		●	●
70+											●

LGBTQ2+							●
Visible minority	●
Indigenous people

0-5 years	●		●	●	●		●	●		●	●	●
6-10 years		●				●							●
More than 10 years									●
1.    At a minimum, business proficiency, unless otherwise indicated.

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Section 3 – About the Nominated Directors

Skills and Experiences	Ayman Antoun	Margaret S. (Peg) Billson	Sophie Brochu	Elise Eberwein	Marianne Harrison	Alan N. MacGibbon	Mary Lou Maher	François Olivier	Marc Parent	Gen. David G. Perkins, USA (Ret.)	Michael E. Roach	Patrick M. Shanahan	Andrew J. Stevens
Knowledge of Industry Experience with, or understanding of, some or all of the markets or industries which are directly relevant to CAE, including civil aviation, defence, and healthcare.	●	●		●					●	●	●	●	●

Strategic Leadership and Management
Experience as senior executive of a public company or other major organization, and executive or management experience developing, evaluating and implementing a strategic plan.
	●	●	●	●	●	●	●	●	●	●	●	●	●
Finance / Accounting Experience with, or understanding of, financial accounting and reporting and corporate finance, and familiarity with internal financial and accounting controls and IFRS.			●	●	●	●	●	●	●		●

Human Resources / Compensation
Experience with, or understanding of, executive compensation and benefits, including benefits and incentive programs, talent management and retention, leadership development, and succession planning.
	●	●	●	●	●	●	●	●	●	●	●	●	●
Government Relations Experience with, or understanding of, regulatory, political and public policy in Canada, the United States and/or international jurisdictions.	●	●	●	●						●		●	●
R&D Experience with the oversight of large-scale R&D programs.		●										●	●

Legal / Governance
Experience with, or understanding of, corporate governance issues and practices, including the legal, compliance and regulatory environment applicable to public companies or other major organizations.
				●				●	●		●		●

Information Technology / Cybersecurity / Digital
Experience with, or understanding of, the design and implementation, or oversight of the design and implementation, of enterprise-wide information technology systems, client-based digital infrastructures, data analytics, privacy and cybersecurity strategy and policies.
	●					●	●	●	●	●	●	●
ESG Experience with, or understanding of, ESG practices and programs, including sustainability, health and safety, diversity and inclusion and social responsibility.	●		●	●			●					●
Risk Management Experience with, or understanding of, the identification and assessment of risks and risk management systems.			●	●	●	●	●			●	●	●
International Markets Experience with, or understanding of, overseas markets where the Company has operations.								●	●	●	●		●

Capital Markets / M&A
Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns and in capital structure strategy and corporate transactions, including mergers, acquisitions, or divestitures of major assets and/or private/public entities.
			●		●			●	●		●

Manufacturing / Supply Chain
Experience with, or understanding of, sourcing, manufacturing, supply chain, infrastructure, information management, logistics, and product development, distribution and marketing.
		●						●	●	●		●	●

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Section 4 – Corporate Governance
Our Commitment to Sound Corporate Governance
The Board and management team take pride in knowing that CAE has maintained the highest standards in corporate governance. CAE’s corporate governance is rooted in the basic principle that proper and ethical practices lead to the creation and preservation of Shareholder value.
Our governance structure enables independent, experienced and accomplished Directors to provide advice, insight and oversight to advance the interests of the Company and our Shareholders.
Regulatory compliance
As a Canadian reporting issuer with Shares listed on the TSX and the New York Stock Exchange (“NYSE”), CAE’s corporate governance practices are required to meet and exceed applicable rules adopted by the Canadian Securities Administrators (“CSA”) and the United States Securities and Exchange Commission (“SEC”), as well as provisions of the rules of the NYSE and of SOX.
Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-U.S. company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s website (http://www.cae.com/investors/governance), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with those provisions of SOX and the rules adopted by the SEC pursuant to that Act that are currently applicable to CAE.
Best practices and continuous improvement
The Board and its Governance Committee continue to monitor governance practices in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. We also monitor recommended best practices of Shareholder representatives and other organizations and will implement any such practice we believe to be in the best interest of the Company.

Communication and Shareholder engagement
CAE is committed to ensure open, ongoing dialogue with Shareholders, other investors and the public. Through CAE’s Disclosure Policy and procedures, the Board ensures that communication of material information to investors is timely and accurate, and broadly disseminated in accordance with all applicable securities laws and stock exchange rules. CAE recognizes the importance of engaging in constructive and meaningful communications with Shareholders and values their input and insights. To that effect, we have put in place various means to ensure consistent and effective communication with Shareholders and to encourage them to express their views and provide direct feedback to the Board and management.
    We regularly communicate with our stakeholders through various channels, including via our website (www.cae.com). Shareholders, customers and other stakeholders can access comprehensive information about the Company through the investor section of our webpage (www.cae.com/investors) where annual and quarterly reports, news releases, sustainability reports, corporate presentations and governance-related documents are available.
    We host quarterly earnings conference calls with financial analysts and institutional investors to review CAE’s most recently released financial and operating results. Our earning calls are webcast live and are followed by a question and answer period which all Shareholders can access.
    We also host Investor Days intended for capital market professionals, including financial analysts and institutional investors on an ad hoc basis. These events enable CAE to explain our activities and communicate our strategy and vision for the Company in a comprehensive way to our Shareholders. These meetings also provide opportunities to engage with CAE’s executive team. These events can be attended in person or via live webcast. The replay of the event and the supporting presentation are available on CAE’s website after the event.
The Board encourages Shareholders to attend the Company’s annual Shareholders’ meetings. These meetings provide valuable opportunities to discuss the Company, its corporate governance and other important matters.

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Section 4 – Corporate Governance
The Company is committed to effectively engaging with Shareholders and other stakeholders on the topic of executive compensation on an ongoing basis.
Each year, we ask Shareholders at the Meeting to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”. Although this is an advisory vote and the results are not binding, the HRC reviews and analyzes the results of the vote and takes into consideration such results when reviewing executive compensation philosophy and programs.
At the annual meeting of Shareholders held in August 2022, following the support received with respect to the advisory vote on executive compensation, CAE’s Board and management committed to engage, over the course of FY2023, with proxy advisory firms, our institutional Shareholders and other stakeholders to better understand any concerns or recommendations with respect to CAE’s compensation practices. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis - Shareholder Engagement, which describes our significant engagement initiatives with investors in FY2023.
Shareholders are also always invited to submit proposals to be considered at an annual Shareholders’ meeting of the Company and included in our management proxy circular. More information is provided under Section 8 – Other Important Information of this Circular.
CAE’s Global Communications and Investor Relations departments actively engage with investors to address any specific questions or concerns they might have. Shareholders may send comments or questions via email to investor.relations@cae.com. In addition, CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and website (www.computershare.com) to assist Shareholders.
Shareholders may communicate with the Board or management in writing to express their views on matters that are important to them, by addressing their correspondence to the Chair of the Board, either (i) by mail in an envelope marked “confidential” to the attention of the Chair of the Board, CAE Inc., 8585 Ch. de la Côte-de-Liesse St-Laurent (Québec) Canada H4T 1G6 or (ii) by email at boardchair@cae.com.
Shareholders may ask to meet with the Chair of the Board, the Chair of any Board Committee or an individual Director to discuss compensation and governance-related topics for which the Board is directly responsible. The Chair of the Board will consider such meeting requests in consultation with the Chair of the Governance Committee and the Corporate Secretary. The Board reserves the right to decline requests for meetings for any reason it deems appropriate, including where the proposed topics for the meeting are not related to compensation and corporate governance matters and are better handled by management.
We are committed to maintaining and continuously enhancing our Shareholders’ engagement. We offer various opportunities for our institutional investors and proxy advisory groups to learn about CAE through:
-    Investor days
-    Investor roadshows throughout the year
-    In person or videoconference meetings with our President and Chief Executive Officer, Executive Vice President Finance and Chief Financial Officer, Senior Vice President, Investor Relations and Enterprise Risk Management, Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement, Group Presidents and senior leaders within our global operations
-    Webcasts of our quarterly earnings conference calls with research analysts and institutional investors
-    Executive presentations at institutional and industry conferences
-    Quarterly earnings presentations available on our website
We also receive feedback through:
-    Our Shareholders’ Annual General Meeting
-    Regular discussions with sell-side analysts
-    A dedicated address for email inquiries
-    Our advisory note on our approach to executive compensation
-    We continuously enhance our messaging to our investors to provide them with the most accurate guidance on our growth perspectives and the future value of their investment
Board and management roles
The purpose of the Board and its committees is to build long-term value for the Company’s Shareholders and to ensure the continuity and vitality of the Company’s businesses by setting policy for the Company, overseeing strategic planning, monitoring the Company’s performance, providing management with appropriate advice and performance feedback. Management is responsible for and the Board is committed to ensuring that CAE operates in a legal and ethically responsible manner. The Board’s stewardship role, specific responsibilities,
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Section 4 – Corporate Governance
composition requirements and various other matters are set out in Appendix A – Board of Directors’ Charter to this Circular.
President and CEO’s role and responsibilities
The position description for the President and CEO is developed with input from the President and CEO, and is approved by the Governance Committee and the Board. The description (which is available on our website) provides that the President and CEO has the primary responsibility for the leadership, strategic and management direction and business results of CAE to ensure that CAE establishes appropriate goals, and manages its resources to meet these goals. It also provides that the President and CEO is accountable to the Board for, amongst other things, formulating and executing business strategies, overseeing CAE’s corporate governance structure and framework, overall responsibility for the management of CAE’s business, carrying out a comprehensive budgeting process and monitoring CAE’s performance against the budget, ensuring that CAE strategies are effectively implemented with timely progress towards strategic objectives, identifying and communicating risks and opportunities to the Board and dealing with them appropriately, keeping the Board fully informed of all important issues and aspects of the Company’s performance, opportunities and market developments, building and maintaining a network of strategic relationships with business leaders, governmental officials and investors, developing and implementing a human resource strategy which develops leadership capabilities, and creating an organizational structure and culture that optimize and sustain high levels of performance. The CEO is responsible for ensuring there is an effective risk management and business continuity framework in place, with appropriate systems to monitor, manage and mitigate such risks (including cybersecurity risks). In addition, the CEO is responsible for the implementation and communication of the Company’s ESG policies, practices and strategy (including diversity, equity and inclusion; health &, safety; ethics and anti-corruption; environment and climate change; and human rights). The CEO fosters a culture of ethical behaviour for CAE and to promotes compliance with CAE’s Code of Business Conduct and proactively ensures that CAE complies with all of its legal, accounting, ethical, moral and social responsibility obligations.
The Board Chair is independent
Mr. MacGibbon currently serves as the Chair of the Board. Mr. MacGibbon is a non-executive Director and, as such, is responsible for ensuring that the Board discharges its responsibilities independently of management.
Correspondence to the Independent Directors may be sent to the attention of the Chair of the Board, by email at boardchair@cae.com or at CAE’s address listed in this Circular.
The Board Chair position description (which is available on our website) sets out the Chair’s responsibilities and duties in guiding the Board in the fulfillment of their stewardship role, namely:
-    Represent the Board in discussion with management;
-    Represent the Board in discussion with third parties;
-    Generally ensure that the Board functions independently of management;
-    Chair and encourage free and open discussions at the Board meetings;
-    Together with the GC, identify guidelines for the selection of, and evaluation of conduct of the Directors;
-    Ensure the effective and transparent interaction of Board members and senior management;
-    Act as a resource to the President and CEO on significant strategy and business initiatives and meet with the President and CEO regularly to provide feedback and advice on behalf of the Board and other stakeholders;
-    Report to Shareholders on behalf of the Board and play a role in the Company’s external relationships in consultation with the President and CEO; and
-    Report to Shareholders on behalf of the Board.
Processes in place to ensure the Board may function independently of management
The Independent Directors met separately from the President and CEO at each of the meetings of the Board during FY2023, and at each meeting of the HRC, GC and Audit Committee. At the Board meetings, the Independent Directors’ meetings are chaired by the non-executive Chair; at Committee meetings, by the Chair of that Committee. The Board, its Committees as well as individual Directors are also able to retain and meet with external advisors and consultants at the expense of CAE in appropriate circumstances. In fact, the Board has regular access to information independent of management through the external and internal auditors, as well as independent compensation consultants and independent legal counsel. The Board believes that sufficient processes are in place to enable it to function independently of management.

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Section 4 – Corporate Governance
Delegation to standing Board committees composed entirely of Independent Directors
In order to enable it to effectively fulfill its responsibilities, the Board has established three standing committees currently composed of the following Independent Directors as of the Record Date:

	Governance	Audit	Human Resources
Ayman Antoun			X
Margaret S. (Peg) Billson	Chair		X
Elise Eberwein		X	X
Hon. Michael M. Fortier			Chair[1]
Marianne Harrison	X	Chair
Mary Lou Maher[1]		X	X
François Olivier	X	X
Gen. David G. Perkins, USA (Ret.)	X		X
Michael E. Roach	X	X
Patrick M. Shanahan	X	X
Andrew J. Stevens	X		X

1.    Ms. Maher will succeed Hon. Michael M. Fortier as the Chair of the HRC after the end of the Meeting.
The nature and scope of authority and responsibility delegated to each standing committee is set forth in the Committee Charters presented in Section 5 – Board Committee Reports which can also be found on our website under “Corporate Governance” along with each Committee Chair’s position description.
The appointment of specific Directors to each of the standing Board Committees is generally intended to reflect the relevance of Independent Directors’ skills and experience to the applicable Committee’s Charter (refer to Section 3 – About the Nominated Directors for details about the selection process and criteria).
Orientation and continuing education
New Directors meet with CAE executive officers, including the President and CEO and Executive Vice President, Finance and CFO, to discuss CAE’s expectations of its Directors and to discuss CAE business and strategic plans. New Directors also review CAE’s current business plan, detailed agendas and materials of previous Board meetings. New Directors of CAE receive a comprehensive reference manual containing all key corporate and Board policies, including the Code of Business Conduct and other relevant materials and executive briefing sessions. All Directors have regular access to senior management to discuss Board presentations and other matters of interest. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. The Board also receives presentations from senior management on CAE’s performance and issues relevant to the business of CAE, the industry and the competitive environment in which it operates.
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Section 4 – Corporate Governance
The Governance Committee encourages CAE’s Directors to attend conferences, seminars or courses whether they be industry-specific to CAE or relevant to fulfill their role as a Director, the cost of which will be borne by CAE. Throughout FY2023, management conducted or organized the education sessions noted in the following table. Also, CAE’s Directors are invited to visit CAE’s sites, attend industry events and trade shows. In recognition of the rapidly changing technology and competitive environment and new and emerging markets in our business, the Board requires management to provide an in-depth review of the business segments in which we operate at regularly scheduled meetings, as well as our industry in general. The Board and its Committees are continually updated by management on developments related to corporate governance, changes in the competitive landscape, Directors’ fiduciary duties, changes in law, technology, industry news and other educational material.

Date	Subject	Attendees	Presented by
April 19- 20, 2022
Strategic context updates, which include technological developments, civil aviation industry developments, defence & security industry developments, healthcare industry developments, financial developments, investor relations and enterprise risk management developments
Entire Board
CEO
CFO
Senior Vice-President, Global Strategy
Group President, Civil Aviation Training Solutions
Group President, Defense & Security
President, CAE Healthcare & EVP, Growth Initiatives and Business Development
Vice President, Technology & Innovation
Senior Vice President, Investor Relations and Enterprise Risk Management

May 18, 2022 August 9, 2022 November 9, 2022 February 13, 2023
Review of the control environment and update on the capital structure, corporate treasury market, climate-related disclosure requirements in Canada and U.S., enterprise risk management, accounting standard developments, financial risks, internal audits, tax planning and structure, securities and exchanges compliance and litigation developments
Audit Committee
CFO
Chief Accounting Officer and Corporate Controller
Chief Sustainability Officer and SVP, Stakeholder Engagement
Senior Vice President, Strategy & Investor Relations
General Counsel, Chief Compliance Officer and Corporate Secretary
Vice President, Global Taxation
Vice President and Treasurer
Director, Internal Audit
Director, Enterprise Risk Management
PricewaterhouseCoopers LLP

May 18, 2022 August 9, 2022
Update on health and safety requirements and executive compensation trends. Overview of new language provisions in Quebec and impact of jurisprudential developments in the U.S. on medical insurance coverage
		Human Resources Committee	Senior Vice President, Global Human Resources SVP, Civil Flight Services & Global Manufacturing Operations Meridian Compensation Partners
May 18, 2022 November 9, 2022 February 13, 2023
Updates on ESG reporting standards, environmental and climate change risks, ESG regulatory developments, carbon emissions inventory and reduction initiatives. Updates on developments related to compliance, data protection, privacy and export controls and trends regarding whistleblowing, member independence and conflict of interests. Overview of diversity target and board succession planning trends, director compensation and compensation benchmarks
		Governance Committee	Chief Sustainability Officer and SVP, Stakeholder Engagement General Counsel, Chief Compliance Officer and Corporate Secretary KPMG Meridian Compensation Partners
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Section 4 – Corporate Governance

August 10, 2022	Updates on sustainable aviation	Entire Board	Chief Sustainability Officer and SVP, Stakeholder Engagement
November 9, 2022 February 13, 2023
Updates on aviation safety trends and developments, health & safety roles, key metrics, responsibilities and expectations, critical risk priorities and leadership practices, labour relations and compensation trends, including emerging best practices for executive compensation. Updates on talent and leadership trends, programs and initiatives as well as diversity initiatives. Review of compensation infrastructure trends
Human Resources Committee
Senior Vice President, Global Human Resources
Senior Vice President, Civil Flight Services & Global Manufacturing Operations
Chief Aviation Safety Officer (Defense & Security)
Director of Global Safety, Quality Assurance and Compliance (Civil)
Senior Vice President, Global Human Resources
Meridian Compensation Partners

November 9, 2022	Updates on risk management and insurance monitoring and governance of risks, cybersecurity, global insurance programs, and liability insurance coverage market trends for Directors and officers	Audit Committee	Executive Vice President, Finance and CFO Risk & Insurance Manager Chief Accounting Officer and Corporate Controller PricewaterhouseCoopers LLP Marsh Specialty US & Canada
November 10, 2022	Updates on Defense & Security business trends	Entire Board	Chair of the Board of CAE USA Inc. CFO, Defense & Security Group President, Defense & Security
February 14, 2023	Overview of global digital and technology strategy. Updates on cybersecurity risks	Entire Board	Chief Digital and Technology Officer
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Section 4 – Corporate Governance
Strategic planning oversight
The Board maintains a strategic planning process and annually sets a strategic plan that considers, among other things, the opportunities and principal risks of the Company’s business. It also reviews the effectiveness of the Board’s strategic planning process on a regular basis. The Board supervises management in the implementation of appropriate risk management and other systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.
The Board holds in-depth strategy sessions every year. In April 2022, the Board reviewed and approved the FY2023 budget and FY2023-FY2027 strategic plan. As part of the review, the Board considered the strategic plans and priorities for each of the three business segments. The Board also focused on the key risks and opportunities facing the business relating to strategic and operational execution, the changing economic and geopolitical environment, the competitive and regulatory environment, maintaining strong financial discipline and a strong capital position, operational resilience (including information security and data management), and stakeholder and regulatory expectations on climate and social actions. The Board also reviewed trends emerging in strategic and financial decision making with a focus on the future of technology, industry and competitive trends, macroeconomic and geopolitical shifts, climate change, sustainability, diversity, equity & inclusion, digital, health, and strategic partnerships. The Executive Management Committee reviewed and discussed the feedback and perspectives provided by the Board and the Board then approved the updated strategic plan.
The Executive Management Committee updates the Board on the execution of the strategy and strategic considerations at every regular Board meeting. The Board must approve any transaction that will have a significant strategic impact on the Company.
Enterprise risk management oversight
Enterprise risk management is essential to CAE as the Company operates in several industry segments which present a variety of risks and uncertainties. CAE has established an Enterprise Risk Management (ERM) Policy which sets out its framework to ensure that risks are identified, assessed, managed, and reported proactively and in a manner that is consistent with the expectations of the Board and the interests of CAE’s internal and external stakeholders.
This framework relies on the Three Lines Model where the business segments, the risk management functions and the internal audit function work in collaboration to manage critical risks and continuously improve the risk management process:
-    The first line is CAE’s leaders who are accountable for the risks they assume and for the daily management of their risks and controls. They are responsible for implementing preventive and corrective actions and maintaining and executing effective internal controls on a day-to-day basis;
-    The second line involves various risk management, compliance, business continuity and controllership functions. These functions facilitate and monitor the implementation of effective risk management practices and assist risk owners in defining the target risk exposure and reporting adequate risk-related information throughout CAE. The second line also provides risk oversight across the enterprise and advises senior management in connection with ERM. Led by the Senior Vice President, Investor Relations and Enterprise Risk Management, the second line manages the ERM process and is supported as required by experts, risk champions, consultants and any other resources deemed appropriate to achieve the desired level of risk management; and
-    At the third line, internal Audit provides to the Audit Committee and management an independent appraisal of CAE’s risk management framework, control environment and internal control systems. They advise and recommend to senior management opportunities for improvements in internal controls, risk management systems as well as bring to management’s attention organizational and operational benefits to be derived from engagements.

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Section 4 – Corporate Governance
Pursuant to our ERM policy:
-    The Board is accountable for the oversight of enterprise risk management. As such, the Board will review with management the Company’s risk appetite and risk tolerance and assess whether the Company’s strategy is consistent with the agreed-upon risk appetite and tolerance for the Company. The Board will also review and discuss with management all key enterprise risk exposures on an aggregate, company-wide basis, and the steps management has taken to monitor and to manage those exposures. This includes the review with management of the Board’s expectations as to each committee’s respective responsibilities for risk oversight and management of specific risks to ensure a shared understanding as to accountabilities and roles. The Board will work with management to promote and actively cultivate a corporate culture that understands and implements enterprise-wide risk management.
-    The Audit Committee and senior management provide an appraisal of CAE’s risk management framework, control environment and internal control systems.
-    The Chairs of the Governance Committee, Audit Committee and Human Resources Committee each report to the Board after their respective committee meetings. The table below reflects principal oversight responsibilities for each of the 2023 enterprise risks listed:
You can find a more comprehensive discussion of risk management in Section 9 – Business Risk and Uncertainty of our fourth quarter and year ended March 31, 2023 Management Discussion and Analysis, filed with the Canadian securities commissions and provided to the U.S. Securities and Exchange Commission under Form 6-K, and available on our website (www.cae.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

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Section 4 – Corporate Governance
Ethical business conduct
CAE has a written Code of Business Conduct that governs the conduct of CAE’s Directors, officers, employees, contractors and consultants. The Governance Committee is responsible for reviewing the design and ensuring compliance with CAE’s Code of Business Conduct. It also has oversight responsibilities with respect to the implementation of the Code throughout CAE, as well as the handling of issues raised thereunder and the annual attestation of compliance. The Code of Business Conduct is available on the Company’s website (www.cae.com). CAE uses EthicsPoint, a third-party whistleblower reporting service, to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports the Board or its Committees may receive from management or the whistleblower service, the Governance Committee receives regular reports on CAE’s ethics and compliance programs, including a summary of alleged violations of CAE’s Code of Business Conduct and related policies.
Our objectives, management approach and highlights are outlined in our Global Annual Activity and Sustainability report, which is available at www.cae.com/social-responsibility/.
Conflicts of interest and related party transactions
The Company has a number of policies and procedures that govern the disclosure of conflicts of interest, and the review and approval of transactions with Directors, officers and employees.
Under the Company’s Code of Business Conduct and Conflicts of Interest Policy, all potential conflicts of interests must be immediately disclosed as they arise. Conflicts of interests refer to a set of circumstances which creates an actual, perceived or potential risk that the professional judgment or actions in relation to a person’s responsibilities and duties towards the Company will be influenced by a secondary interest, which usually benefits the person financially, professionally and/or personally (including any interest they may have in an existing or proposed material contract or transaction involving the Company in which they have some influence or perceived interest).
Any disclosure by Directors, officers and members of the Company’s Executive Management Committee in relation to potential conflicts of interest must be made to the Company’s Corporate Secretary. The Company’s Corporate Secretary provides a quarterly report to the Governance Committee of all potential conflicts of interests disclosed by Directors, officers and members of the Company’s Executive Management Committee. Further, Directors, officers, employees and individual consultants are required on an annual basis to provide an acknowledgement and certification of compliance with the Code of Business Conduct, which includes a statement confirming that they have declared or disclosed any actual, perceived or potential conflicts of interest.
In accordance with the Company’s Audit Committee Charter, the Audit Committee must review and approve all related-party transactions with organizations determined as related from associations with Directors and officers. None of the Company’s Directors or officers had a material interest in any material transaction or proposed transaction involving the Company in the last year.

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Section 4 – Corporate Governance
Environmental, Social and Governance (ESG) responsibility considerations
At CAE, ESG is integral to who we are as a company and how we make a difference in the world. ESG is embedded in our culture and drives our decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as having a positive impact on the communities where we are located. The Board has responsibility for reviewing and approving the Global Annual Activity and Sustainability report, including the underlying sustainability roadmap, objectives and performance data.
CAE’s noble purpose, making the world safer, captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, supporting peace and democracy with allied forces preparedness, and making healthcare safer are all rooted in the principles of ESG impact.
Over FY2023, many of our initiatives had a significant social impact. Amongst those initiatives:
-    Following our FY2022 materiality matrix exercise, we developed a multi-year ESG roadmap with precise targets to monitor and report measurable progress on our initiatives in FY2023. This new FY2024-FY2028 strategic roadmap reinforces our commitment to sustainability and will enhance our impact and performance where it matters most. Twelve working groups, some cross-functional, developed objectives based on best practice analyses (stakeholder pulse, markets signals) and aligned with our business strategy. From this exercise, we produced the roadmap, which received approval from the Executive Management Committee and Board. We outline the multi-year objectives and targets in each chapter of our upcoming Global Annual Activity and Sustainability report.
-    As members of the Executive Management Committee share the responsibility of advancing this roadmap, we are revisiting our existing ESG governance framework to identify opportunities to increase traction and drive enhanced outcomes at all levels of the organization. To that extent, the Board and the Executive Management Committee receive quarterly briefings on ESG trends, stakeholder signals and actions to be taken.
-    In preparation for external assurance of our data, we are taking measures to improve the level of our data robustness and maturity in close collaboration with our internal audit and finance teams. We are developing sustainable and auditable data collection and reporting processes, including implementing the right controls and data accountability in the organization. We extended the scope of our sustainability reporting to provide a more comprehensive understanding of our impacts on the economy, environment and society, and to better inform our stakeholders through high quality measurable data, when available. Subsequent to the publication of the FY2023 report, CAE is planning to undergo an independent ESG assurance readiness assessment. Certification of a metrics sample is expected to follow in FY2024, with the intent to publish a fully certified report in FY2025.
-    As part of our commitment to the decarbonization of the aerospace industry and to support the effort of our suppliers, CAE is joining the International Aerospace Environmental Group (IAEG) gathering all the players across the value chain to advance industry-wide environmental value creation. Though our membership, along with our partners, we expect to drive continuous improvement across the aerospace industry to pursue the delivery of high-quality leading-edge products and solutions with reduced health and environmental impact. We aim to contribute to the development of common voluntary environmental standards, to the development of resources for our ecosystem and to finding innovative solutions that support the Net Zero agenda of the whole industry. IAEG workgroups address such issues as chemical material declarations and reporting requirements, the development of alternative technologies and greenhouse gases reporting and management. To reinforce our collaboration on sustainability with our suppliers, we hosted a two-day ESG forum gathering a select group of strategic suppliers to share knowledge and explore further opportunities to reduce our joint carbon footprint.
-    Our performance and achievements related to ESG factors are set out in our Global Annual Activity and Sustainability report. Our objectives, management approach, initiatives and highlights across the Environmental, Social and Governance factors are also outlined in this report, which is available at www.cae.com/social-responsibility.

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Section 4 – Corporate Governance
Reporting standards
Our reporting references the GRI Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries.
CAE abides by the principles of United Nations Global Compact as a signatory. We have begun to report on the United Nations’ Sustainable Development Goals (SDGs), by identifying five goals to which our corporate strategy and business model are most aligned and by mapping these goals to our material sustainability issues. We intend to continue the process of integrating the SDGs and to report on our progress for the main areas of focus we have identified. Refer to our Global Annual Activity and Sustainability report for the reasons why CAE prioritizes and pursues the following five goals:
CAE’s commitment to the United Nations Global Compact and to the United Nations Women Empowerment Principles, as well as its considerations of ESG factors are translated in its policies and codes, including the following policies available on CAE’s website:
-    Anti-Corruption Policy;
-    Code of Business Conduct;
-    Conflicts Mineral Policy;
-    Charitable Donations and Sponsorships Policy;
-    Policy on Diversity, Equity and Inclusion in the Workplace;
-    Environment, Health and Safety Policy;
-    Gifts, Entertainment and Business Courtesies Policy;
-    Human Rights Policy;
-    Lobbying and Political Contributions Policy;
-    Internal Reporting and Whistleblowing Policy; and
-    Supplier Code of Conduct.

CAE also reports to the Carbon Disclosure Project (CDP) and we provide Taskforce on Climate-related Financial Disclosures (TCFD) reporting in our Global Annual Activity and Sustainability report.
In FY2023, we continued to report to the SASB standards for the Aerospace & Defence and Professional & Commercial Services industries described in our Global Annual Activity and Sustainability report.
We monitor the latest developments in ESG reporting expectations and continuously adjust our disclosure in line with best practices.
Governance and oversight
The Board has oversight and the Executive Management Committee (EMC) has responsibility for ESG issues. Such issues are reviewed by the Governance Committee and the HRC depending on the ESG issues to allow for review and guidance on strategy and major plans of action, as well as monitoring of implementation and performance against goals and targets identified in our FY2024-FY2028 ESG roadmap. In addition, the Board has responsibility for reviewing and approving the Global Annual Activity and Sustainability report, including the underlying ESG roadmap, objectives and performance data. From a management perspective, the EMC leads and oversees ESG issues. The EMC guides the various teams and ensures that the appropriate resources and targets are in place and executed.
Progress on ESG risk management plan is also reported to the EMC and to the Board through the ERM governance and based on their framework.
Assessment of Directors by the GC
Refer to Section 5 – Board Committee Reports.
Compensation
Refer to Section 5 – Board Committee Reports – The Human Resources Committee, Section 6 – Director Compensation and Section 7 – Executive Compensation –Compensation Governance – Role of the HRC.

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Section 5 - Board Committee Reports
The Governance Committee
Assists the Board in developing and implementing our corporate governance guidelines, monitoring assessments of CAE’s corporate governance by various stakeholders and recommending where necessary possible improvements in CAE’s governance, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, monitoring the interests of Directors and executive officers, reviewing the role and conduct of the Board, evaluating the performance of the Board and its Committees, reviewing the independence of each member of the Board, preparing the Board’s succession plan, determining the Directors’ remuneration, developing and overseeing an assessment process for the Board, overseeing CAE’s principal compliance programs, and reviewing and recommending for Board approval our corporate policies concerning business conduct, insider trading and anti-hedging, high standards of corporate governance, ethics, ESG matters, diversity, equity and inclusion, and human rights.
The members of the GC are all Independent Directors and the GC’s charter is available in the governance section of our website at CAE.com.
The GC held three meetings in FY2023; aggregate attendance: 100%

M.S. Billson (Chair)	M. Harrison	F. Olivier	Gen. D.G. Perkins, USA (Ret.)	M.E. Roach	A.J. Stevens	P.M. Shanahan
The members of the Governance Committee are selected for their experience and knowledge with respect to governance matters generally. Descriptions of the Governance Committee members’ credentials and past experience that positions them to be qualified and effective members of the Governance Committee can be found in Section 3 - About the Nominated Directors.

Highlights for FY2023
-    The GC discussed Board succession planning and recommended the recruitment of an additional Director. The Committee considered several potential candidates to enhance diversity in the skillset and composition of the Board and considered and recommended the candidacy of Sophie Brochu.
-    The GC agreed to recommend for approval by the Board certain changes in the Directors DSU plan to better align with market practices.
-    The GC reviewed and approved amendments to CAE’s Board of Directors Charter and Positions Descriptions, and the Governance Committee Charter and Annual Workplan.
-    The GC reviewed and approved changes to CAE’s Insider Trading, Disclosure and Anti-Hedging policies.
-    The GC reviewed and approved amendments to the Charitable Donations and Sponsorships, Lobbying and Political Contributions and Human Rights policies.
-    The GC reviewed ESG performance and the development of a multi-year ESG roadmap.

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Section 5 - Board Committee Reports
Continuing Education
In addition to access through the Board’s website to an evergreen supply of current research and analysis, news reports and academic studies on best governance and compensation practices and other aspects of Board and fiduciary responsibilities and use of research and educational tools, the following activities were conducted in FY2023 to ensure that all required educational resources are available to Directors to properly discharge their responsibilities:
-    Quarterly updates from management on ESG (including climate change) matters and on CAE’s compliance with such matters as anti-corruption, corporate policies and procedures, the use of foreign representatives, ethics in the workplace, export control laws and data protection and privacy; and
-    Numerous presentations on CAE’s markets, technology, industry developments and other educational material.
Please refer to Section 4 – Corporate Governance – Orientation and continuing education for more information on the orientation of new Directors and education sessions conducted in FY2023.
Other Board commitments and Interlocks Policy
Some of the Directors serve on the boards of other public companies in Canada or another country or jurisdiction. The following policy applies to all Directors to avoid overboarding:
(a)    No more than two Directors should serve on the same outside public board or outside board committee, unless otherwise agreed by the Board.
(b)    Directors who are employed as chief executive officers, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to CAE’s Board.
(c)    Directors who: (i) have full time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO, or (iii) do not have full time employment should not serve on the boards of more than four public companies in addition to CAE’s Board.
(d)    The President and Chief Executive Officer of CAE should not serve on the board of more than one other public company and should not serve on the board of any other public company where the chief executive officer of that other company serves on the CAE Board.
(e)    Prior to accepting any additional public company board of directors’ appointment, a Director must first disclose the proposed appointment for review by the Governance Committee and the Chair of the Board.
None of CAE’s Directors is considered overboarded.

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Section 5 - Board Committee Reports

Board evaluation process
The GC has the mandate and responsibility to review, on an annual basis, the performance and effectiveness of the Board as a whole and each individual Director. The Chair of the Governance Committee annually approves a comprehensive questionnaire which is distributed by a third-party supplier to each member of the Board regarding various aspects of Board and individual performance. The questionnaire covers a wide range of issues, including the operation and effectiveness of the Board and its committees, the level of knowledge of the Directors relating to the business of CAE and the risks it faces, and the contribution of individual Directors, and allows for comment and suggestions. A separate questionnaire is distributed to members of CAE’s Executive Management Committee. The third-party supplier compiles responses to the questionnaires and prepares a report to the Governance Committee which provides a report to the full Board. The Governance Committee may then recommend changes based upon such feedback to enhance Board performance or refer any areas requiring follow-up to the relevant committees. In addition to the foregoing, each Director individually meets with the Chair of the Board at least once annually to discuss his or her individual performance and the performance of the Board as a whole. As well, the Chair of the Board’s performance is evaluated and assessed through one-on-one meetings between each Director and the Chair of the Governance Committee. Both the Chair of the Board and the Chair of the Governance Committee then report back to the full Board.
Resolution of complaints under the Code of Business Conduct
The Governance Committee is kept apprised of all reports of alleged of CAE’s Code of Business Conduct and related policies that are brought to the attention of the Global Ethics and Compliance Office, the General Counsel, Chief Compliance Officer and Secretary, and the Chief People Officer. The Governance Committee is regularly informed of the resolution of such complaints (as is the Audit Committee where an alleged misconduct relates to financial accounting, books and record keeping, fraud or similar financial impropriety) and of the results of the annual certification process for CAE employees under CAE’s Code of Business Conduct.

Diversity initiatives
In May 2015, following the GC’s recommendation, the Board adopted the Board’s Diversity Policy. The Diversity Policy was amended in 2018, and in 2020 its scope was broadened by expressly enumerating women, Aboriginal/Indigenous peoples, persons with disabilities and members of visible minorities, as defined in the Employment Equity Act (Canada) (collectively, “Designated Groups”), among the diverse groups which are the focus of the Diversity Policy.
The Diversity Policy confirms the guiding principle that the Board will nominate Directors and appoint executive officers based on merit and the needs of CAE at the relevant time, and, that CAE is strongly committed to finding the best people to serve in such roles.
The Diversity Policy also recognizes that diversity helps ensure that (a) Directors and executive officers provide the necessary range of perspectives, experiences and expertise required to achieve effective stewardship and management of CAE, and (b) a variety of differing perspectives are considered in addressing issues, while providing a greater likelihood that proposed solutions will be robust and comprehensive. CAE believes that diversity is an important attribute of a well-functioning Board and an effective team of executive officers.
The Diversity Policy provides that in identifying potential candidates to serve on the Board, the Governance Committee will (a) consider only candidates who are highly qualified based on their talents, experience, expertise, character and industry knowledge, (b) take into account criteria that promote diversity, including, but not limited to, gender, age, race, national or ethnic origin, sexual orientation and disability, (c) endeavour to use any available network of organizations and associations that may help identify diverse candidates, and (d) in order to support CAE’s commitment to all aspects of diversity, consider the level of representation of women and other Designated Groups on the Board; and in identifying potential candidates for appointment as President and CEO and for other executive officer positions, the Human Resources Committee and the President and CEO, respectively, will (a) consider individuals from a variety of backgrounds and perspectives with the Company’s diversity objectives in mind, and (b) consider the level of representation of women and members of other Designated Groups in executive officer positions.
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Section 5 - Board Committee Reports
In order to ensure that the Diversity Policy is appropriately implemented and to measure its effectiveness, at least annually:
-    the Governance Committee will assess and report to the Board regarding the efficacy of the Director nomination process at achieving the Company’s diversity objectives; and
-    the President and CEO will assess and report annually to the Human Resources Committee regarding the efficacy of the executive officer appointment process at achieving the Company’s diversity objectives.
In May 2018, the Board, on the recommendation of the GC, updated the Diversity Policy, and adopted a target that women represent at least 30% of Directors by 2022.
In May 2020, the Board, on the recommendation of the Governance Committee, updated the Diversity Policy to reflect that the Board seeks gender parity, with the target for Director representation continuing to be at least 30% women by 2022.
We reached our 30% target following the annual meeting of the Shareholders held on August 10, 2022. The Diversity Policy was also amended in May 2020 by adopting a target that women represent at least 30% of executive officers by 2022. We reached our 30% target during FY2022 when three (3) out of ten (10) members of our Executive Management Committee were women, prior to the expansion of the Executive Management Committee to eleven (11) members.
In June 2022, the Board amended the policy, on the recommendation of the GC, to broaden our targets to all diversity groups (including women, persons with disabilities, Aboriginal/Indigenous peoples, members of visible minorities and the LGBTQ2+ community) for both executive officers and Directors recognizing that diversity is an essential consideration in the selection process for Board candidates and executive officers. The Company’s targets were revised to reflect that at least 33% of executive officers and 40% of Directors form part of certain diversity groups (including women, persons with disabilities, Aboriginal/Indigenous peoples, members of visible minorities and the LGBTQ2+ community) by 2025. These new targets are coherent with CAE’s participation, for the third consecutive year, in the 50 – 30 Challenge, which is an initiative co-created by the Government of Canada, civil society and the private sector that aims to attain gender parity and significant representation (at least 30%) of under-represented groups, including racialized persons (including First Nations, Inuit and Métis), people living with disabilities (including invisible and episodic disabilities) and members of the LGBTQ2+ community, on boards and senior management positions in order to build a more diverse, inclusive, and vibrant economic future for Canadians.
Directors

	Women		Women, Persons with disabilities, Aboriginal / Indigenous peoples, members of visible minorities and the LGBTQ2+ community
	Target	Time frame	Target	Time frame
Board of Directors	30%	By 2022	40%	By 2025
Executive Officers

	Women, Persons with disabilities, Aboriginal / Indigenous peoples, members of visible minorities and the LGBTQ2+ community
	Target	Time frame
Executive Team	33%	By 2025

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Section 5 - Board Committee Reports

Our targets align with CAE’s Diversity, Equity & Inclusion initiative to foster an inclusive, diverse, bias-free environment and strengthen the representation and development of women in leadership positions. Furthermore, CAE received in 2022 the Gold-level of the Parity Certification by Women in Governance for its efforts in promoting gender parity in the workplace and was included in the 2023 Bloomberg Gender-Equality Index, a fifth year in a row, setting a new standard of transparency as a core part of a company’s commitment to gender equality. The Company was also named in 2023 a Top Company for Women in Emerging Technologies by Women and Drones, one of the Top 100 Companies in Canada, and one of Forbes’ Top Female-Friendly Companies. Our Chief Diversity, Equity and Inclusion Officer was recognized as one of the Top 10 DE&I Leaders in Canada by HR Manage magazine.
Also, in signing the BlackNorth Initiative pledge, we proudly committed CAE to taking deliberate action to attract talent from the Black community, and to create a workplace where black employees have the support to grow, an organization that celebrates the vibrancy and richness that diversity brings, and most of all, a company where every member of our team can succeed and thrive – with no exception.

For more information on other Diversity, Equity and Inclusion initiatives, please refer to the Talent Management section under Highlights for FY2023 of the HRC of this Circular and our Annual Activity and Corporate Social Responsibility report available on our website.
As at June 15, 2023, four (4) out of thirteen (13) Directors (i.e., 31%) and three (3) out of eleven (11) members of our Executive Management Committee (i.e., 27%) were women. Provided that all proposed nominee Directors are elected at the upcoming Meeting, five (5) out of thirteen (13) Directors (i.e., 38%) will be women on August 9, 2023. No (0%) Aboriginal peoples nor persons with disabilities were represented on the Board or the Executive Management Committee. One (1) out of thirteen (13) Directors (8%) and two (2) out of eleven (11) members of our Executive Committee (18%) was a member of a visible minority. One (1) out of thirteen (13) Directors (8%) was a member of the LGBTQ2+ community. No members of the LGBTQ2+ community were represented on the Executive Management Committee. The foregoing disclosure about diversity is derived from information provided by the Directors and executive officers. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CAE did not make any assumptions or otherwise assign data to that individual.

	Women		Persons with disabilities		Aboriginal / Indigenous peoples		Members of visible minorities		Members of LGBTQ2+ community		Total Number	Number of individuals that are members of more than one group
	Number	%	Number	%	Number	%	Number	%	Number	%
Board of Directors	4[1]	31[1]	0	0	0	0	1	8	1	8	6	1
Executive Team	3	27	0	0	0	0	2	18	0	0	5	0
1.    Provided that all proposed nominee Directors are elected at the upcoming Meeting, five (5) out of thirteen (13) Directors (i.e. 38%) will be women on August 9, 2023.

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Section 5 - Board Committee Reports
The Audit Committee
Assists the Board in its oversight of the integrity of our consolidated financial statements, review of public disclosure documents, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, oversight of related-party transactions, management’s responsibility for assessing and reporting on the effectiveness of internal controls (including review of IT and cyber-security risks and elements impacting controls) and our enterprise risk management processes.
Also see our Annual Information Form for the year ended March 31, 2023 (which you can access on our website at CAE.com, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its mandate and Audit Committee policies and procedures for engaging the external auditors.
All members of the Audit Committee are Independent Directors. Marianne Harrison and Mary Lou Maher have been determined by the Board to be the Audit Committee financial experts. In addition, the Board, in its judgment, has determined that each other member of the Audit Committee is financially literate. The Charter of the Audit Committee is available in the governance section of our website at CAE.com. and in the Annual Information Form for the year ended March 31, 2023.
The Audit Committee held four meetings in FY2023; aggregate attendance: 100%.

M. Harrison (Chair)	E. Eberwein	M. Maher	F. Olivier	M.E. Roach	P.M. Shanahan
The members of the Audit Committee are selected for their experience and knowledge with respect to financial reporting, internal controls and risk management. Descriptions of the Audit Committee members’ credentials and past experience that make them qualified and effective financial decision-makers can be found in Section 3 – About the Nominated Directors.

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Section 5 - Board Committee Reports

Highlights for FY2023
-    The Committee reviewed and approved a revised version of the Policy and Procedures for Audit and Non-Audit Services.
-    The Committee reviewed and approved a revised version of the Disclosure Policy.
-    The Committee reviewed in detail quarterly interim consolidated financial information and earnings press releases before their public release.
-    The Committee also reviewed and recommended approval to the Board of the quarterly Management Discussion and Analysis (“MD&A”) and the press releases for the quarterly results.
-    The Committee reviewed the MD&A section of CAE’s annual report for the fiscal year ended March 31, 2022 and audited consolidated financial statements of CAE prepared by management for the fiscal year ended March 31, 2022 with management and PwC, and thereafter recommended that they be approved and filed with the Autorité des marchés financiers and the SEC.
-    The Committee approved the CAE Internal Audit plan and budget for the FY2023/FY2024 cycle and approved the Internal Audit Director Objectives.
-    The Committee reviewed PwC’s FY2023 work plan and approved PwC audit engagement letter and services fees.
-    The Committee reviewed the processes involved in evaluating CAE’s internal controls and oversaw the compliance process related to the certification and attestation requirements of SOX and related SEC rules, as well as of the rules relating to audit committees and certification of financial information adopted by the CSA.
-    The Committee also reviewed fraud review processes, litigation, securities and exchanges compliance, information technology and cyber security risks, insurance coverage, related-party fees, capital structure, M&A performance, S&P rating and outlook, financing activities, treasury, tax planning and compliance, and IFRS accounting standard changes.
-    The Committee reviewed amendments to the Enterprise Risk Policy and the Hiring Policy Regarding External Auditors and recommended these modifications for approval by the Board.
-    The Committee reviewed audit service performance and any best practices to implement going forward.
-    The Committee met with and on-boarded a new engagement leader and senior relationship partner to the consolidated Group Audit for FY2023 and are on-boarding a new partner in charge of the U.S. Defense and Security component audit for FY2024.
-    The Committee reviewed and approved Audit Quality Indicators for the group audit and for the U.S. Defense and Security component audit.

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Section 5 - Board Committee Reports
The Human Resources Committee
Assists the Board of Directors in its oversight responsibilities relating to compensation, benefits, incentives, nomination, evaluation and succession of the President and CEO, other officers and management personnel; oversees the Company’s environment, global occupational health and safety and aviation safety policies and practices, pension plan administration and pension fund investments, and management development and succession planning.
All members of the HRC are Independent Directors. The charter of the HRC is available in the governance section of our website at CAE.com.
The HRC held six meetings in FY2023, aggregate attendance: 100%.

Hon. M.M. Fortier (Chair)	A. Antoun	M.S. Billson	E. Eberwein	M. Maher	Gen. D.G. Perkins, USA (Ret.)	A.J. Stevens
The HRC is responsible to oversee the Company’s executive compensation programs and succession planning. We ensure that members of the HRC have the experience and knowledge to fulfill this role. Descriptions of the HRC Committee members’ credentials and past experience that make them qualified and effective HR decision-makers can be found in Section 3 – About the Nominated Directors.
As past CEOs and/or government leaders/managing directors, all members of the HRC possess the financial knowledge required in order to assess and determine the applicability of measures and targets utilized in determining variable compensation and assessing executive performance against targets and overall Company performance.

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Section 5 - Board Committee Reports

Highlights for FY2023
Talent management
In FY2023, we deployed initiatives that were in direct link with the Company’s high technology ambitions. The “Gigs” functionality was launched to enable our employees to discover short-term work opportunities outside of their current team that are aligned with their skills and interests. Using artificial intelligence, all employees will be exposed to the same development opportunities that will allow CAE leaders to have access to talent across all locations and connect with expert employees who have the skills needed for strategic projects. CAE introduced Mid-Year Roundtables to the annual talent review cycle. The focus of these discussions is employee growth and development. In the year-end talent and performance discussions we introduced questions related to diversity, equity and inclusion, allowing leaders and employees the opportunity to discuss each employee’s contribution to an inclusive culture. The Company maintained its focus on the identification and development of current and future women leaders across CAE with the graduation of the inaugural cohort of the Dare development program. Dare is a global development curriculum for 35 women leaders and individual contributors, designed to enhance their leadership skillsets. The intention of the program is to support the development of global participants and to create the awareness, tools and infrastructure to support the Company’s goals to increase the level of women representation in leadership positions.
At CAE, learning and development is at the heart of our strategy to accelerate innovation and reinforce our high-tech identity. We believe in creating a learning culture in which employees are empowered in their development. To support this vision, we offered training sessions helping employees to take ownership of their own development and held workshops with employees to identify and remove training obstacles. Additionally, we identified and deployed four new Leadership Pillars that are the foundation of the key behaviours and the distinct mindset expected of all leaders. The next steps will be to integrate the Leadership Pillars in all our processes; from recruitment, to development, promotion and to onboarding new members, etc. In FY2023, work was continued to ensure that the key acquisitions undertaken in FY2022, particularly the L3Harris Technologies’ Military Training business and Sabre’s airline operations portfolio, are fully integrated culturally into the CAE business.
CAE continues to make good progress with respect to its Diversity, Equity and Inclusion (DE&I) initiatives. Once again in FY2023, we have achieved our target of increasing our diverse leaders base by 10% year over year. For the fifth consecutive year, we have been named to Bloomberg Gender-Equality Index, and for the first time, we have received Gold level recognition from Women in Governance after 2 years in a row of Silver level recognition. Another first is CAE being recognized as one of Canada’s Top 100 Employers for 2023. Under the leadership of our Chief Diversity and Equity Officer, we have launched a Global Self-Identification campaign in late March 2023 to strengthen our baseline for DE&I strategy and Indigenous Training for our leaders in Canada. The Company takes the view that diversity and inclusivity needs to be part of the way leaders and employees behave daily and so strive to embed bias awareness in key processes including talent acquisition and talent management. Leaders are encouraged to discuss the importance of DE&I with their employees as well as act as bias interrupters when they see and hear biases showing up in talent and leadership reviews and succession planning exercises. To further our impact on the whole industry, we joined Air Canada’s effort to advance diversity in aviation by committing to doubling the number of 2023 Captain Judy Cameron Scholarships granted to young Canadian women studying to become commercial pilots or maintenance engineers.
In support of further enhancing an employee centric work environment, project Heartbeat was developed and successfully rolled out delivering a comprehensive plan to enhance employee experience through career and development opportunities, rewards and recognition programs, a focus on long service employees, as well as work-life balance.
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Section 5 - Board Committee Reports
Executive compensation
The HRC also conducted a compensation risk assessment with the assistance of its independent compensation consultant to identify potential risks associated with CAE’s compensation programs, practices and policies. The assessment concluded that the risks are reasonably unlikely to have a material adverse effect on the Company.
The Chair of the HRC engaged directly with multiple Shareholders to seek input on the Company’s executive compensation programs. As a result of these Shareholder engagement meetings, management, working with the HRC and the HRC’s independent compensation consultant, completed a review of the Company’s long-term (LTIP) and short-term (STIP) incentive plans to ensure market competitiveness, alignment with the Company’s high technology ambitions and Shareholders’ interests. Changes to both the LTIP and STIP plans were approved and will be implemented in FY2024. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis - Shareholder Engagement, which describes our significant engagement initiatives with investors in FY2023.
Health and safety
CAE is committed to ensuring the safety and well-being of our employees, our customers, our contractors and the community in which we operate. Health & Safety (H&S) matters are positioned as integral to CAE’s business results and directly linked to the success of the Company. The H&S priorities are driven by the Company risk profile and evolve from year to year accordingly, to ensure the most critical risks are addressed.
The Company’s H&S policy also places a strong emphasis on being proactive, and on leader engagement and accountability, as do the three pillars of the H&S strategy: risk management, learning and communication in addition to leadership and culture.
Our FY2023 safety performance showed an Injury Frequency rate (IFR) of 0.38 against a target of 0.42. The global portrait of work-related injuries across our locations remains the same as FY2022 and consists of three main types: slips/trips and falls; hand injuries; and ergonomic-related injuries. All incidents reported to CAE are classified according to our Global Health & Safety event notification and management program to ensure standardization throughout regions and businesses.
Among all incidents reported, a number that have the potential to result in serious injury or fatality are identified as significant events. In FY2023, five significant events were reported, all were investigated using a root cause analysis methodology and corrective actions were implemented. In addition, lessons learned were shared with all CAE sites and required actions were implemented to prevent the reoccurrence of similar incidents.
Hazardous situations (observations) reporting is used as a leading indicator of our H&S culture. In FY2023, we continued to encourage, coach and support our sites to report hazardous situations and proactively address the risks. Globally, 1,063 hazardous situations were reported in FY2023 compared to 588 in FY2022.
As part of Health and Safety global initiatives, three new programs were developed and deployed in all CAE sites to increase the robustness of our risk management strategy and address our most critical risks: Electrical Safety, Ergonomics and Ladders and Stepladders. All programs were deployed with a dedicated training for targeted employees.

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Section 5 - Board Committee Reports
Wellbeing
CAEwellness offers multiple resources to help employees achieve work/life balance and remain healthy — both mentally and physically. Frequent internal pulse surveys provided essential information that guided our efforts and focus on employee wellness. Those metrics are wellness scores on stress and personal health.
In FY2023, to build the global strategic wellness plan, we conducted a global employee survey on the wellness culture at CAE to ensure we provide the proper resources and put in place the right initiatives. Different initiatives were launched in FY2023 for our employee's:
—One CAE Spirit Week — We extended this annual event in honor of CAE’s 75th anniversary, hosting two weeks of activities organized around three themes: Do good. Look good. Feel good.
—Wellness Breaks — Introduced in FY2020 in Canada & USA, the Wellness breaks are now offered to all CAE employees.
—During the fall, different conferences were offered in various topics including nutrition, financial health, sleeping, etc.
—CAE Be Active Challenge — Introduced in FY2022, the 30-day Challenge encourages employees to participate individually or together in physical activities, including daily online training classes, as a great opportunity to create team spirit and develop healthy lifestyle habits. Additionally, CAE-sponsored activities promoting physical wellbeing occur ongoing throughout the year.
—R U OK? — A global initiative launched during the pandemic, R U OK? encourages open conversations on mental health, with the support of communication tools and stress management resources.
—Mental Health week — This initiative promotes various aspects of mental health, including stress management, healthy habits, physical activity and “me time.”

In light of input we received from employees and realizing that there were considerable benefits for a majority of our people, we introduced CAEcontinuum to sustain the advantages of working from home over the long run, well beyond the pandemic. Through this flexible work program, we implemented a standard global approach to ensure at least 25% of CAE’s workforce would work remotely on any given day in the post-COVID world. We created and deployed CAEcontinuum profiles to allow employees to split their time between working from home and working from the office.

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Section 5 - Board Committee Reports

Aviation safety programs
Keeping everyone safe is our priority. CAE is committed to advancing the highest standards of aviation safety, from the ground up into the skies. This involves setting objectives that provide clear direction in terms of safety goals, an effective reporting culture, continuous commitment and ongoing, proactive improvement of safety performance. Our Integrated, Safety Quality Assurance and Compliance Monitoring Policy sets the overall safety objectives and goals for the organization, outlining our commitment to safety, and providing the framework for CAE’s entire safety program. Designed to ensure safe operations throughout the organization, CAE’s Aviation Safety Program addresses the four components of aviation safety: safety policy, safety risk management, safety assurance and safety promotion.
The number of voluntary reports per 10,000 flight hours increased by 37% driven by a positive increase in the reporting of non-ab initio training centres and the inclusion of maintenance and engineering safety reports in Civil Aviation in FY2023 versus FY2022. Defense & Security saw a decrease of 10% for the same safety metric over the previous fiscal year despite an increase in our flying hours of 47% vs. FY2022.
Our regulatory compliance efforts are meeting or exceeding industry regulations, and best practices, in partnership with our quality assurance and compliance monitoring team.

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Section 5 - Board Committee Reports
Major activities and topics covered by the HRC are detailed on a by-meeting basis in the calendar below:

Regular Meetings	Agenda
May 2022
Review of:
-    Health and Safety Review
-    Compensation Discussion & Analysis (CD&A)
-    Annual HRC self-evaluation
-    Executive compensation risk assessment
Approval of:
-    STIP, LTIP and Merit awards for the President and CEO’s direct reports and FY2023 STIP/LTIP plans
-    Payouts under FY2022 STIP and Performance Share Unit grant awarded in FY2020
-    President and CEO FY2022 Performance vs Objectives
-    President and CEO objectives for FY2023

August 2022
Review of:
-    Talent and Leadership Review
-    Diversity and Inclusion initiative update
-    Leadership development programs update
-    Retirement and savings plans
-    Proxy advisory reports
-    STIP update
-    Health and Safety

September 2022	Review of: - Shareholder engagement feedback - STIP and LTIP Design Review
November 2022
Review of:
-    Health and Safety
-    Aviation Safety Program Review
-    STIP update
-    Review FY2024 STIP and LTIP design
-    Labour relations update
-    Executive Share ownership guidelines status
-    Independence letter from the Board’s compensation consultant
-    Update on the Shareholder outreach
Approval of:
-    Update Comparator Group

February 2023
Review of:
-    Health and Safety
-    Talent and Leadership update
-    STIP update
-    Glass Lewis and ISS updates and trends and FY2023 proxy preparation
-    Review of HRC mandate and workplan
-    Pension Investment Strategy
Approval of:
-    FY2024 proposed STIP and LTIP design

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Section 6 – Director Compensation
Director Compensation
This Section provides information pertaining to the compensation, Share ownership and Share ownership requirements of our non-employee Directors.
Our compensation program for non-employee Directors has the following objectives:
-    Attract and retain highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and
-    Align the interests of Directors with those of our Shareholders.
The Board sets the compensation of non-employee Directors based on recommendations from the Governance Committee.
The Governance Committee reviews the compensation of non-employee Directors every second year, unless required sooner, and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with Directors’ compensation trends. Any Director who is also an employee of the Company or any of its subsidiaries does not receive any compensation as a Director.

Director compensation benchmarking and comparator group
To benchmark Directors’ compensation, the Governance Committee uses the same comparator group of companies as that used to benchmark Named Executive Officers’ (“NEOs”) compensation. This comparator group comprises a mix of Canadian and U.S. publicly-listed companies that have relevance to CAE in terms of head office location, market segment or business activities, revenue and market capitalization.
—Same comparator group as for NEOs.
—Director comparator group last updated in FY2023.
—Directors are paid a flat all-inclusive fee to reflect responsibilities, time commitment and risks of being effective Directors.

Effective January 1, 2022, Directors’ all-inclusive fees were set as follows:
Position	Annual Fee	Form of Payment
Board Chair	$400,000	$220,000 in DSUs $180,000 in cash or DSUs at Director’s election
Board Member	$225,000	$145,000 in DSUs $80,000 in cash or DSUs at Director’s election
Board Committee Chair[1]	$25,000	Cash or DSUs at Director’s election
Board Committee Member	$11,000	Cash or DSUs at Director’s election
1. The Governance Committee Chair compensation is $20,000. Committee Chairs do not receive additional compensation for Committee membership.

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Section 6 – Director Compensation
Refer to Section 7 – Executive Compensation of this Circular for the companies included in CAE’s latest comparator group and detailed selection criteria.
Non-Employee Directors’ Deferred Share Unit Plan (Directors’ DSU Plan)
A DSU is equal in value to one Share of CAE and accrues additional units in an amount equal to each dividend paid on Shares. DSUs earned by non-employee Directors vest immediately but are only redeemable after termination of the Director’s service with CAE (“Terminate Date”). Payment in cash is then made based on the market value of the equivalent number of Shares, net of tax and any other applicable withholdings.
Risk mitigation
As per the terms of the DSU Plan, the rights and interests of a Director in respect of the DSUs held in such participant’s account are not transferable or assignable other than for specific cases of legal succession.
CAE maintains Directors’ and executive officers’ liability insurance for its Directors and executive officers, as well as those of its subsidiaries as a group.

Minimum shareholding requirements
Directors are required to own the equivalent of five times the Board annual cash fee in the form of Shares and/or DSUs. The required holding must be acquired over a five-year period from the initial date of election of the Director to the Board.
A non-employee Director is not, once the minimum Share and/or DSU ownership target is reached, obligated to acquire more Shares or DSUs if the value of his/her investment in CAE drops due to stock market fluctuations.
—Minimum shareholding requirements align Directors’ and Shareholders’ interests.
—Equal to five times the annual Board cash fee.
—The required holding must be acquired over a five-year period from the initial date of election of the Director to the Board.

Anti-Hedging Policy
The policy provides that no Director or CAE executive (defined to include senior officers and vice-presidents) may, at any time, purchase or otherwise enter into financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of monetizing equity awards or hedging or offsetting a decrease in the market value of any CAE securities, including but not limited to DSUs.

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Section 6 – Director Compensation
Directors’ compensation table
The following table summarizes compensation earned by non-employee Directors of CAE during FY2023:

Name	Total Fees Earned	Paid in Cash	Paid in DSUs[1]
Ayman Antoun[2]	$151,624		$151,624
Margaret S. (Peg) Billson	$256,000		$256,000
Elise Eberwein[2]	$158,691	$65,532	$93,159
Hon. Michael M. Fortier	$250,000		$250,000
Marianne Harrison	$261,000		$261,000
Alan N. MacGibbon[3]	$345,298		$345,298
Mary Lou Maher	$247,000	$76,500	$170,500
Hon. John P. Manley[4]	$143,011		$143,011
François Olivier	$247,000		$247,000
Gen. David G. Perkins, USA (Ret.)	$247,000		$247,000
Michael E. Roach	$247,000		$247,000
Patrick M. Shanahan	$243,067	$98,067	$145,000
Andrew J. Stevens	$247,000		$247,000
1.    Represents the value of DSUs determined based on the grant date fair value of the award in accordance with accounting standards. The value of each unit is set to CAE’s closing Share price on the date of grant.
2.    Ayman Antoun and Elise Eberwein joined the Board on August 10, 2022.
3.    Alan N. MacGibbon was appointed Chair of the Board on August 10, 2022.
4.    Hon. John P. Manley ceased serving as a Director on August 10, 2022.

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Section 6 – Director Compensation
Directors’ share-based awards
The following table shows for each non-employee Director the number of DSUs outstanding at the beginning of the fiscal year ended March 31, 2023, the number and the value of the DSUs that vested during such year, and the number and the value of all outstanding DSUs as at March 31, 2023. The non-employee Directors are not eligible to receive stock options or other option-based awards.

Share-based Awards
Name	Number of DSUs at the Beginning of FY2023	Number of DSUs Vested During the Year[1]	Value Vested During the Year[2]	Number of DSUs at the End of FY2023	Market Value of DSUs not Paid Out or Distributed[3]
Ayman Antoun[4]	—	5,820	$151,624	5,820	$177,874
Margaret S. (Peg) Billson	51,526	9,642	$256,000	61,168	$1,869,309
Elise Eberwein[4]	—	3,576	$158,691	3,576	$109,287
Hon. Michael M. Fortier	88,514	9,416	$250,000	97,930	$2,992,750
Marianne Harrison	18,876	9,830	$261,000	28,706	$877,262
Alan N. MacGibbon	56,633	13,077	$345,298	69,709	$2,130,332
Mary Lou Maher	3,443	6,332	$247,000	9,775	$298,737
François Olivier	35,700	9,303	$247,000	45,002	$1,375,294
Gen. David G. Perkins, USA (Ret.)	12,760	9,303	$247,000	22,062	$674,250
Michael E. Roach	30,132	9,303	$247,000	39,435	$1,205,147
Patrick M. Shanahan[5]	—	5,461	$243,067	5,461	$166,899
Andrew J. Stevens	82,779	9,303	$247,000	92,082	$2,814,036
1.    Represents the number of DSUs each non-employee Director earned during FY2023. The DSUs vest immediately but are redeemable and paid out only after the non-employee Director ceases to be a Director of CAE in accordance with the terms of the Directors DSU Plan.
2.    The value was determined by multiplying the number of DSUs, including additional DSUs equivalent in value to the dividends paid on the Shares credited in-year, by the closing prices of the Shares on the TSX on the respective dates of each grant. The DSUs are granted at the end of each quarter.
3.    The market value of the DSUs was determined by multiplying the number of all DSUs vested but not paid out or distributed, including additional DSUs equivalent in value to the dividends paid on the Shares credited in-year, as at March 31, 2023 by the closing price of the Shares on the TSX on March 31, 2023, which was $30.56. Numbers containing fractions have been rounded up for calculation purposes.
4.    Ayman Antoun and Elise Eberwein joined the Board on August 10, 2022.
5.    Patrick M. Shanahan joined the Board on April 1, 2022.
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Section 7 – Executive Compensation
Letter from the Chair of the Human Resources Committee
Hon. Michael M. Fortier, PC
The Human Resources Committee is pleased to provide you with an overview of CAE’s executive compensation program for fiscal year 2023 and the changes we are introducing for fiscal year 2024. Our compensation framework directly links compensation to CAE’s long-term performance and value creation for our Shareholders.
We believe it is important to provide transparent disclosure of CAE’s performance, all aspects of our executive compensation program, the alignment between performance and compensation outcomes and feedback from our engagement with our Shareholders.
Over the past year we engaged directly with our Shareholders, seeking input on our compensation programs. We conducted a full review of our compensation programs and governance as well as incentive plan designs to address comments received from Shareholders.
Operational and Financial Performance Highlights of FY2023
Throughout FY2023, we maintained key points of strategic focus, including the following:
-    Efficient growth
-    Revolutionizing training and critical operations
-    Technology and market leadership
-    Skills and culture
Linking Pay and Performance
During FY2023, our Named Executive Officers (NEO) compensation outcomes was closely tied to CAE’s performance through:
-    The Short-Term Incentive Plan (“STIP”), which pays out based on performance targets focused on profitability and growth through adjusted Earnings per Share* (“EPS”), adjusted order intake* and revenue metrics.
-    The Long-Term Incentive Plan (“LTIP”) which is weighted 60% to Performance Share Units (“PSU”s), 20% to Restricted Share Units (“RSU”s) and 20% to Stock Options to provide a balanced focus on performance, long term Share price appreciation and retention. Our PSUs granted in FY2023 vest contingent on the achievement of adjusted EPS* and Free Cash Flow* targets.
Moving to FY2024, we will introduce changes to the STIP and LTIP metrics to enhance the link between NEO compensation outcomes and CAE performance. We are retaining the same STIP metrics but increasing the weighting of adjusted EPS* to 60%. For the PSUs we are replacing the two metrics adjusted EPS* and Free Cash Flow* with three metrics, each weighted 1/3: adjusted segment operating income margin %*, net cash provided by operating activities (“Cash from Operations“) and adjusted Return
* Non-IFRS and Other Financial Measures (see Appendix B).
on Capital Employed (“ROCE”). These changes will eliminate overlap between the STIP and LTIP and are directly aligned with the creation of Shareholder value. The majority of each executive’s compensation is at risk, contingent on performance and a significant proportion of each executive’s compensation is in the form of equity-based compensation which aligns compensation outcomes with our performance and Shareholders experience over the longer term.
Shareholder Engagement
In FY2023, we completed an extensive Shareholders outreach initiative, meeting with many of our largest investors, with most of the meetings being in person. We also met with Glass Lewis and ISS to seek their views on compensation and disclosure.
The committee also intends to engage annually with our Shareholders in order to seek their views on executive compensation generally. Please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Shareholder Engagement.
The Committee believes that the changes to our compensation programs will further enhance the alignment between our performance and compensation outcomes as well as the interests of our Shareholders.
As I step down from the Board this year, I am confident that the changes to our compensation design for FY2024 will be warmly received by our Shareholders.
Sincerely,

Hon. Michael M. Fortier, PC Chair of the Human Resources Committee
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Section 7 - Executive Compensation
Compensation Discussion and Analysis
This Section describes our compensation philosophy, policies and programs, and provides the details with respect to the compensation awarded to our Named Executive Officers (“NEO”) in FY2023.

For FY2023, our NEOs were:
—    Marc Parent, President and Chief Executive Officer
—    Sonya Branco, Executive Vice President, Finance and Chief Financial Officer
—    Carter Copeland, Senior Vice President, Global Strategy, overseeing CAE Healthcare
—    Daniel Gelston, Group President, Defense and Security
—    Nick Leontidis, Group President, Civil Aviation

Where to find it

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Section 7 - Executive Compensation
Executive Summary
CAE Performance
As our core markets continue their path toward full normalization, CAE’s performance in FY2023 further served to contribute to our optimism about the company’s future. Over the last several years, we strived to play offence during the downturn, capitalizing on opportunities to expand our capability set and further expanding our customer reach in core markets. Since completing nine acquisitions over the past three years, we have further integrated our organization to leverage best-of-breed talent and technologies. The strong order flow we have enjoyed this year is a testament to that strategy.
The growth outlook in our core markets continues to be robust, with air traffic recovery in civil aviation pointing to the creation of thousands of new pilots as well as significant government defense funding increases supporting future opportunities. And in Healthcare the ongoing shortage of nurses translates into the need for new and innovative training solutions. CAE is well- positioned to satisfy customer demands and drive attractive top- line growth in each case.
We enjoyed a year of significant growth and recovery in our Civil business, and while not all geographies have fully recovered from pandemic-related travel restrictions, we achieved record adjusted segment operating income margin* rates for the full year, aided by the structural cost actions taken during the downturn. We saw significant contributions to growth in both Full Flight Simulators deliveries and training, and as planned our results included earnings accretion from the successful integration of the Sabre AirCentre acquisition. Like several of our peers, we were negatively impacted by macroeconomic and geopolitical-related challenges in FY2023, most notably in our Defense business, where manpower and supply-chain pressures weighed on program performance. However, we partially offset many of these costs and drove consistent sequential improvement in both Defense (D&S) and consolidated CAE performance throughout the year and we expect to continue to drive improved performance in the future.

We continue to be very optimistic about the potential created by the scale of our enterprise as well as the combined research and development that we believe will define the technological forefront of our core markets in the years to come. In Civil, we continued to expand our global training network with the deployment of more than 20 Full Flight Simulators, the opening of new training centers in Singapore and Las Vegas, and the signing of partnerships with leading airlines including Qantas and Aegean. In D&S, the combination of legacy CAE and L3H MT has created a much larger bid pipeline with more prime bidding opportunities, many of which are dependent on the industry-leading, best-of-breed solutions that we can provide today. And in Healthcare, our work with the American Society of Anesthesiologists, contributes to the expansion of simulation centers like the one announced with Morgan State University, and support of state grants and associated clinical demand requirements all demonstrate CAE’s importance to the healthcare ecosystem. Across the combined franchises, we are increasingly developing numerous solutions to cross-sell, leverage jointly developed technologies, and differentiate our offerings across market spaces. Looking ahead, this will drive the potential for both outsized growth as well as enhanced profitability through shared technology development and evolving next-gen requirements for our customers.
For the full year, the Company generated 25% revenue growth and a 23.3% expansion in the adjusted segment operating income margin %*. The company’s book-to-sales ratio* remained strong throughout the year and totaled 1.2x for FY2023, setting up FY2024 for continued attractive growth. Our business's cash generative nature was demonstrated again in FY2023, with a free cash flow conversion rate* of 120%, which together with ongoing profit growth helped drive a reduction in our net-debt-to-adjusted EBITDA* from 3.6x in FY2022 to 3.4x in FY2023.
Throughout FY2023, we maintained our strategic focus on four main pillars:
* Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 - Executive Compensation
Efficient Growth:
-    Continued to drive very strong order flow, resulting in a full-year book-to-sales ratio* of 1.2x and now seven straight quarters above 1.0x in our D&S business unit.
-    Integrated the acquisition of Sabre’s AirCentre technology portfolio, resulting in a full year of earnings accretion as planned realization of structural cost savings implemented during COVID, resulting in strong adjusted segment operating income margin %* expansion in our Civil business. Ongoing robust growth in our Healthcare business, which now enjoys a revenue scale that is significantly larger than pre- pandemic levels, aided by the rollout of new technologies and consistent market share gains. Deepened our partnerships with other ecosystem players, including our MOU with The Boeing Company and a successful win on FLRAA with partner Bell/Textron.
Revolutionizing Training and Critical Operations:
-    Through the successful combination of legacy CAE D&S and the recently acquired L3Harris Military Training business, our D&S program/platform exposures have more than doubled from pro-forma pre-merger levels and now include numerous US Department of Defense and foreign military platforms, including the Bell V-280, Boeing T-7, and Airbus MRTT, along several other classified and unclassified platforms.
-    With the acquisition of the AirCentre business from Sabre, now known as CAE Flight Services, we have successfully delivered new capabilities to pre-existing CAE customers and significantly increased the bid pipeline of the legacy AirCentre portfolio.
-    Celebrated the opening of new business aviation training centers, in Singapore and Las Vegas, along with signing numerous training agreements with Civil customers including partnerships with Qantas and Aegean.
-    Sizeable increase in the number of prime bids and opportunities in the D&S pipeline and achieved prime wins in all five battlespace domains in FY2023.

Technology and Market Leadership:
-    Further acceleration of the deployment of CAE RISE, the aviation industry’s premier data analytics suite for objective training solutions.
-    Expansion of CAE Flight Services’ Next-Generation software suite, including cloud-based Operations Control, Crew Management, and Flight Management solutions.
-    Successful implementation of next generation training solutions, including the +Tempo VR maintenance training technology for the United States Air Force and several tools including the Adaptive Learning Environment for the Japan Self Defense Force.
-    Continued to grow our market-leading Learning Space audio- visual technology solution to aid in achieving rapid proficiency for clinical learners in the Healthcare space.
-    The rollout of new mixed-reality training solutions including the CAE 700 MXR for use in Advanced Air Mobility markets and the HH-60W aircrew trainer for the United States Air Force.
-    Launch of the Predator Mission Aircrew Training+ (“PMT+”) unmanned aerial vehicle training solution, with first sales completed.
-    Deployment of synthetic environments and advanced digital twinning solutions for both military and non-military customers.

* Non-IFRS and Other Financial Measures (see Appendix B)

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Section 7 - Executive Compensation
Skills & Culture:
-    Hired a Chief Technology & Product Officer to accelerate CAE’s digital transformation and accelerate cross-company technology development efforts.
-    Grew our pool of diverse senior leaders by 12% year over year, exceeding our 10% commitment.
-    Successful rollout of Project Heartbeat, a comprehensive plan to enhance employee experience through career and development opportunities, rewards and recognition programs as well as work-life balance.
-    Launched CAE’s Career Hubs as well as the CAE Gigs initiative, to provide further career development support and expanded career mobility opportunities for our employees.
-    Continued to maintain record-high employee engagement scores across the enterprise.
-    As the first carbon-neutral Canadian aerospace company, launched the development of an electric conversion kit for Piper Archer aircraft expecting to convert two-thirds of our training fleet at our flight schools for a significant reduction of our Scope 1 emissions.

-    Delivered CAE’s 5-year ESG roadmap involving collaboration with 15 working groups from all business units and functions with precise targets to monitor and report measurable progress on the priorities highlighted in our materiality matrix published in FY2022. Published first estimate of the major categories of Scope 3 Green House Gas emissions in the Carbon Disclosure Project.
-    Admitted to the Renewable Energy 100 group this year recognizing CAE’s achievements and ambitions around decarbonization.
-    Named to Bloomberg’s Gender-Equality Index for the fifth year in a row. Additionally recognized as one of Canada’s Top 100 Employers for 2023 and as one of Canada’s Top Employers for young people (2021, 2022), and Montreal Top Employer (2021, 2022).
-    Joined Air Canada’s effort to advance diversity in aviation by committing to doubling the number of 2023 Captain Judy Cameron Scholarships granted to young Canadian women studying to become commercial pilots or maintenance engineers.

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Section 7 - Executive Compensation
Compensation Decisions
NEW in FY2023
As CAE and the global economy began to emerge from the challenging environment caused by Covid-19 pandemic, the Board opted to modify certain elements of its incentive plans.
Short-Term Incentive Plan (“STIP”)
The STIP was reviewed, and the following changes were implemented:
—    Introduction of revenue as a financial metric in FY2023 STIP
—    Elimination of the free cash flow* and Customer satisfaction metrics from FY2023 STIP
—    The financial metrics measures in FY2023 STIP are adjusted EPS* (50%), revenue (30%) and adjusted order intake* (20%)

In FY2023, we tied ESG to CAE executive compensation. CAE executives now have individual ESG objectives, with diversity as the common objective for all executives.
Long-Term Incentive Plan (“LTIP”)
The LTIP mix was changed to 60% PSUs, 20% RSUs and 20% Stock Options, aligning further our pay for performance with Shareholders interests.
The PSU Plan was modified to be based on two financial metrics: Adjusted EPS* and Free Cash Flow* being weighted 75% and 25%, respectively.
NEW in FY2024
Until the Covid-19 pandemic, CAE’s incentive plans had received strong Shareholder support. During FY2021 and FY2022, the Board approved several changes to the incentive plans to reflect the environment in which CAE was operating. Shareholder support for the incentive plan has not been as strong over the past two years. Last fall, the Human Resources Committee engaged with many of CAE’s largest Shareholders seeking their views on its compensation programs. Further to these discussions the Committee approved the changes listed below effective FY2024, to directly address the feedback we received from Shareholders.
Short-Term Incentive Plan (STIP)
The STIP was reviewed, and the following changes are effective for FY2024:
—    Adjusted EPS*, adjusted order intake* and revenue will continue to be the three financial metrics measured in FY2024 STIP, with the weighting to adjusted EPS* increased by 10%
—    The financial metrics measures for FY2024 STIP are now adjusted EPS* (60%), revenue (20%) and adjusted order intake* (20%)

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation
Long-Term Incentive Plan (LTIP)
The LTI mix remains the same, with 60% in PSUs, 20% in stock options and 20% in RSUs. The performance metrics for the FY2024 PSU awards were modified as follows:
—    Adjusted segment operating income margin %* replaces adjusted EPS* as a profitability measure, resulting in adjusted EPS* now only being measured under the STIP
—    Net cash provided by operating activities replaces free cash flow* as a cash management measure
—    Adjusted ROCE* added to measure effective deployment of capital
—    The FY2024 PSU metrics are equally weighted: 1/3rd adjusted segment operating income margin%*, 1/3rd net cash provided by operating activities and 1/3rd adjusted ROCE*
—    Both net cash provided by operating activities and adjusted ROCE* will be measured cumulatively over the 3-year period. Adjusted segment operating income margin %* will be measured on a yearly basis and weighted 1/6th in year 1; 1/3rd in year 2 and 1/2 in year 3
CAE considered again in FY2024 but did not include relative TSR as a metric in the PSU plan, due to the challenges of finding a reasonable number of comparable companies that respond to external factors in a similar way. Without an appropriate peer group, a relative TSR metric does not reflect industry out- or under-performance, which is an important purpose of this metric. However, the HRC recognizes the importance of understanding CAE’s performance in context and regularly considers CAE’s performance relative to its closest business peers, to calibrate performance and target setting.
The Committee is seeking approval from Shareholders for an Omnibus plan which will allow Stock Options, RSUs and PSUs to be settled in Shares (issued from treasury or purchased on the open market), in cash or in a combination thereof at the Company’s discretion. For more details on this plan, please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Long Term Incentive Program Design – Omnibus Incentive Plan.

Governance
A double trigger is introduced in the Change of Control provisions for equity-based compensation (PSUs, RSUs and Stock options). Starting with FY2024, all future equity awards will vest on a “double trigger” basis, requiring both a Change of Control and without fault termination of employment for equity vesting.
The CEO will be required to maintain his Share ownership requirement of 500% of base salary for one year following retirement.

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation
Shareholder Engagement
We appreciate the importance of engaging with our Shareholders to better understand their views, concerns, and priorities related to our business operations, performance, and executive compensation programs. As a result of FY2021 and FY2022 say on pay advisory votes (76.1% and 79.6%, respectively), we proactively reached out to our Shareholders and offered to meet with them to discuss our executive compensation programs.
We met with close to 20 of our largest Shareholders, who together account for approximately 40% of our ownership. These meetings allowed us to share the Board objectives around executive compensation and listen to their feedback and questions about our executive compensation programs.
The table below lists the key themes we heard from our Shareholders and CAE’s actions in response.

What we heard from our Shareholders	CAE’s response
Consider increasing the short-term incentive plan focus on profitability	Short-term incentive plan weighting to adjusted EPS* increased from 50% to 60% for FY2024
Clarify how Revenue is defined
Revenue is defined and measured using organic growth and including proportionate revenues from Joint Venture and adjusted for foreign exchange translation impacts. Revenue growth due to acquisitions in the year is excluded.

Consider increasing the focus on returns to Shareholders in the long-term incentive plan	Adjusted ROCE* is added as a PSU performance measure for FY2024, with a weighting of 1/3rd
Consider reducing metric overlap between the short-and long-term incentive plans
Adjusted EPS* is removed from the PSU performance metrics to eliminate overlapping with the short-term incentive metrics.
The FY2024 PSUs will have three equally weighted performance metrics:
-    Adjusted segment operating income margin %*
-    Net cash provided by operating activities
-    Adjusted ROCE*

Increase long-term performance measurement for the PSUs
Adjusted ROCE* and net cash provided by operating activities (together 67% of the PSUs weighting) are based on a 3-year cumulative performance.
Adjusted segment operating income margin %* will be measured annually, with a heavy focus on the 3rd year of performance:
-    1/6th year one
-    1/3rd year two
-    1/2 year three

Consider more regular engagement with Shareholders	CAE is committed to offering engagement opportunities to Shareholders annually
Improve Proxy disclosure	CAE made significant changes to its proxy for FY2023, designed to provide increased transparency of disclosure
Enhance compensation governance
A double trigger is introduced in the Change of Control provisions for equity- based compensation (PSUs, RSUs and Stock Options). Starting in FY2024, all future equity awards will vest on a “double trigger” basis, requiring both a Change of Control and without cause termination of employment for equity vesting
The CEO is required to maintain his Share ownership requirement for one year following retirement

Enhance Executive Share Ownership
RSUs and PSUs will be settled in Shares (issued from treasury or purchased on the open market), in cash or in a combination thereof at the Company’s discretion, pursuant to an Omnibus Incentive Plan, that Shareholders are asked to approve at this meeting

* Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 - Executive Compensation
Compensation Philosophy
Compensation Objectives
Much of CAE’s success in developing and growing its worldwide business is attributable to our highly qualified and motivated employees. The executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated business results and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for Shareholders. In addition, executives receive perquisites and participate in pension and benefits programs.

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Section 7 - Executive Compensation
Compensation principles
The principles underlying CAE’s executive compensation programs are as follows:

Pay for performance	The majority of compensation is variable, contingent on and directly linked to financial and operational performance metrics, and CAE’s Share price.
Balance	The portion of total compensation that is performance-based increases with an executive’s level of responsibility and strategic scope of the role.
Long-term focus	Long-term stock-based compensation opportunities have a larger weight than short-term cash- based opportunities for our executive leaders.
Shareholder alignment
The financial interests of executives are directly aligned with the interests of our Shareholders through stock-based compensation, and annual and long-term performance metrics that correlate with sustainable Shareholders value growth.

Competitiveness
Total compensation is market competitive to attract, retain, and motivate CAE’s executive team while fostering entrepreneurial spirit. This is achieved by setting target compensation competitively with the median of our comparator group with compensation outcomes above the median when performance is strong and below median when it is not.

Responsibility
Financial and operational performance must not compromise our ethical, environmental and health and safety objectives, outlined in our Code of Business Conduct. Commitment to ethical and corporate responsibilities fundamentally underlies all aspects of our behavior and compensation plans, which provide for compensation to be reduced if these objectives are not upheld.

The following illustrates the relative weight of each compensation policy element, at target:

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Section 7 - Executive Compensation
Executive Compensation Programs
CAE’s executive compensation program has five main components: base salary, short-term incentive, long-term incentives, pension, and perquisites and benefits. The table below provides highlights of each component and describes the purpose and CAE’s policy for each component.
Overview

Form	Plan Highlights	Plan Objectives	Policy

Base Salary	Cash	Fixed pay annual review	Provide a base of regular income to attract and retain qualified leaders Recognize scope and responsibilities of the position as well as the experience and sustained performance of the individual	Set competitive with the median of the comparator group
Short-term Incentive (STIP)	Cash
Annual award based on corporate and where appropriate, business unit metrics (75%) and individual objectives (KPIs) (25%) for the President and CEO and his direct reports

Executives can elect to receive some or all STIP payment as Executive Deferred Share Units

Reward the achievement of the Company’s financial and operational objectives

Reward the achievement of individual objectives aligned with the executive’s area of responsibility and role in realizing operational results

Drive superior individual and corporate performance
Set competitive with the median of the comparator group Designed to result in above median payouts for superior performance Performance metrics are aligned to the strategic plan and approved annually
Long-term Incentive (LTIP)	Performance Share Units (60%), Stock Options (20%), Restricted Share Units (20%)	LTIP value is awarded in different medium to long term compensation vehicles with both time and performance vesting based on achievement of longer-term financial objectives	Align management’s interests with Shareholders value growth Reward the achievement of sustained market performance Attract and retain key talent
Set competitive with the median of the comparator group

Ability to award LTI within a range and impact of Share price and financial performance designed to provide pay outcomes closely aligned with performance

Pension	Monthly pension in cash at retirement
Defined Benefit Plan for executives representing 2% of average 5 best years of earnings (salary plus STIP), per year of pensionable service

Supplementary Plan offered to the NEOs for pension above the income tax act cap on registered plans
			Support retention of key executives	Set consistent with historical approach
Perquisites and Other Benefits	Employee Stock Purchase Plan (“ESPP”) Perquisites
ESPP: Employees and executives may purchase CAE Shares up to 18% of their base salary; CAE matches 50% of the employee contributions, up to a maximum of 3% of the employee’s annual base salary

Perquisites: Cash allowance to cover certain expenses to support health and well-being
			Provide executives with a Share ownership building vehicle	Set to be market competitive

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Section 7 - Executive Compensation
Base salaries
The base salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policies. CAE’s executives’ salaries are positioned within a competitive range around the market median, based on the individual’s performance and level of experience and the scope and responsibilities of the role.
Base salaries are reviewed by the HRC** annually considering individual achievements, general performance, benchmark information and market conditions.
Annual Incentive Program Design

-    The annual short-term incentive plan motivates the achievement of specific annual financial and operational results
-    To further strengthen alignment with Shareholders the overall corporate performance factor is capped at 100% if the adjusted EPS* result does not meet the target

The Short-Term Incentive Plan (STIP) provides for an annual cash incentive for executives and management employees based on CAE’s consolidated performance and individual achievements. The STIP motivates the achievement of specific annual financial and operational results, aligned with the corporate goals and strategy.
The table below outlines FY2023 STIP target ranges by NEO:

STIP Target as a % of Base Salary
NEO	Minimum	Target	Maximum
Marc Parent	0%	125%	250%
Sonya Branco	0%	75%	150%
Carter Copeland	0%	75%	150%
Daniel Gelston	0%	75%	150%
Nick Leontidis	0%	75%	150%

The STIP is based 75% on CAE performance and 25% on the executive’s individual performance. The Company performance factor consists of financial measures of varying weights that total 100%. The year-end result for each measure is assessed against predefined targets that are set and approved by the HRC at the beginning of the year. The individual performance factor is based on the executive’s performance against annual objectives and additional predefined quantitative and qualitative goals that reflect the strategic and operational priorities critical to each executive’s role.
* Non-IFRS and Other Financial Measures (see Appendix B).
** By the CAE USA Inc. Board of Directors for Daniel Gelston, Group President, Defense and Security.
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Section 7 - Executive Compensation
The table below illustrates the annual STIP payout calculation for NEOs

In FY2023, the Company performance factor was based on three financial measures detailed in the table below:

STIP Measure
Performance Measure	Why this Measure is important	Weighting
Adjusted EPS*	Intended to keep management focused on EPS achievement as a critical metric reflecting the profitability of the Company and directly linked with Shareholders interest	50%
Revenue	Highlights the importance of revenue growth in the Company strategy	30%
Adjusted order intake*	Demonstrates the level of growth in sales for the Company’s products and services, thus is representative of future operational growth	20%

To further strengthen alignment with Shareholders the overall corporate performance factor is capped at 100% if the adjusted EPS* result does not meet the target approved by the Board of Directors.
NEW In FY2024, the Adjusted EPS* weighting will be increased to 60% to further increase management’s focus on Company profitability. Revenue and adjusted order intake* will continue to be important measures in FY2024 STIP and will be equally weighted at 20% each.
Demonstrating the depth of CAE’s commitment to ESG, CAE executives have individual ESG objectives, with diversity as the common objective tied to compensation. Compensation also considers each executive’s responsibility to always act in accordance with our values and our ethical, environmental and health and safety objectives, outlined in CAE’s Code of Business Conduct.
Following a review at year-end that considers overall business and individual performance as well as the performance of the business from a holistic and strategic perspective, the STIP payments for the President and CEO’s direct reports are approved by the HRC** and, for the President and CEO, by the Board upon the HRC’s recommendation. Canadian and US-based executives can elect to defer all or a portion of the STIP payment as Executive Deferred Share Units. The amount deferred is converted into a number of DSUs, (see details under “Executive Deferred Share Unit Plan”).

* Non-IFRS and Other Financial Measures (see Appendix B).
** By the CAE USA Inc. Board of Directors for Daniel Gelston, Group President, Defense and Security.
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Section 7 - Executive Compensation
Long-Term Incentive Program Design

CAE’s long-term incentive plan aligns management’s interests with Share price growth and related Shareholders value creation, and rewards sustained market performance.

The LTIP is designed to reward executives for their contribution to the creation of Shareholders value. For NEOs other than the CEO, the value of the LTIP grants varies by the level of responsibility and scope and is based on each executive’s performance as assessed by the HRC** and the Board.
The table below outlines FY2023 LTIP target ranges by NEO:

LTIP Target as a % of Base Salary
NEO	Minimum	Target	Maximum
Marc Parent	-	485%	-
Sonya Branco	100%	175%	250%
Carter Copeland	40%	95%	150%
Daniel Gelston	100%	175%	250%
Nick Leontidis	100%	175%	250%

CAE’s LTIP is comprised of PSUs, RSUs and Stock Options. All NEOs were eligible for an annual grant under each of these plans, and awards were allocated as follows:

LTIP Mix
Components	Weighting	Vesting
PSUs	60%	3-year cliff vesting
RSUs	20%	3-year cliff vesting
Stock Options	20%	4-year ratable vesting (25% per year)

** By the CAE USA Inc. Board of Directors for Daniel Gelston, Group President, Defense and Security.

75 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Performance Share Units

—    PSU directly ties CAE executives to the achievement of the CAE strategic plan.
—    PSU is equal in value to one Share of CAE.
—    Vesting: 3-year cliff subject to the achievement of set performance criteria and the participant’s continued employment with CAE.
— Performance condition: Financial targets as set in the 3-year strategic plan approved by the Board. — Maximum payout multiplier set at 200%.

In FY2015, CAE adopted a Performance Share Unit Plan (“PSU Plan”) for executives and senior management of CAE and its subsidiaries. PSUs is a long-term incentive vehicle that vests based on the achievement of financial performance that is directly tied to the achievement of the CAE strategic plan.
A PSU has the same value as a Share of CAE. PSUs vest three years from the grant date, provided that the participant is employed by the Company on the vesting date and the performance targets are achieved.
In FY2023, the PSU Plan was modified to be based on two financial measures, adjusted EPS* and free cash flow*, weighted 75% and 25%, respectively. Three-year financial targets are determined based on the strategic plan approved by the Board of Directors and payout grids are set for each measure and approved by the HRC. For each measure, the target rate of granted units is multiplied by a factor ranging from 0% to 250%, with the overall payout multiplier capped at 200%.
In FY2023, the PSUs performance factor was based on two financial measures detailed in the table below:

PSU Performance Measures
Driver	Performance Measure	Weighting	Why this Measure is Important	Performance Assessment
Profitability	Adjusted EPS*	75%	Intended to keep management focused on EPS achievement as a critical metric reflecting the profitability of the Company and directly linked with Shareholders interest	Measured yearly and weighted: - 1/6th year one - 1/3rd year two - 1/2 year three
Growth	Free cash flow*	25%	Intended to focus on generating sustainable cash flow over the long term by making capital allocation decisions aligned with long term to Shareholder value creation	Measured as a cumulative figure over a 3-year period

Vested PSUs are redeemed at the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, Qualifying Event date or such other date as may be determined by the Human Resource Committee from time to time.
The current PSU Plan is an unfunded plan and non-dilutive as all vested PSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of PSUs following the executive termination, resignation, retirement and Change of Control, please refer to Section 7 – Executive Compensation - Compensation of our Named Executive Officers – Termination and Change of Control Benefits.

* Non-IFRS and Other Financial Measures (see Appendix B).
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Section 7 - Executive Compensation
NEW In FY2024, based on feedback received from our Shareholders, the PSU Plan was further modified to be based on three equally weighted financial measures: adjusted segment operating income margin %*, net cash provided by operating activities and adjusted ROCE*. These measures will also be used for PSUs to be granted under the Omnibus Incentive Plan, further described below.
CAE considered again in FY2024 but did not include relative TSR as a metric in the PSU plan, due to the challenges of finding a reasonable number of comparable companies that respond to external factors in a similar way. Without an appropriate peer group, a relative TSR metric does not reflect industry out- or under-performance, which is an important purpose of this metric. However, the HRC recognizes the importance of understanding CAE’s performance in context and regularly considers CAE’s performance relative to its closest business peers, to calibrate performance and target setting.
The Committee is seeking approval for the Omnibus Incentive Plan, which will allow settlement PSUs in Shares issued from treasury and further encourage CAE ownership by employees, please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Long Term Incentive Program Design – Omnibus Incentive Plan.
Restricted Share Units

— RSU is equal in value to one Share of CAE.	— Vesting: 3-year cliff subject to the participant’s continued employment with CAE.

In FY2015, CAE adopted a time-based Restricted Share Unit Plan (“RSU Plan”) for executives and senior management of CAE and its subsidiaries. RSUs are awarded to executives and senior management of CAE and its subsidiaries to enhanced alignment with Shareholders and support retention.
Each RSU has the same value as a Share of CAE. RSUs are granted for a three-year period and vest on the third anniversary of the grant if the participant remains employed with CAE until that time. Vested RSUs are redeemed at the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, Qualifying Event date or such other date as may be determined by the HRC** from time to time
The RSU Plan is currently an unfunded plan and non-dilutive as all vested RSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of RSUs following the executive termination, resignation, retirement and Change of Control, please refer to Section 7 – Executive Compensation – Compensation of our Named Executive Officers – Termination and Change of Control Benefits.
The Committee is seeking approval for the Omnibus Incentive Plan which will allow settlement of RSUs in Shares issued from treasury and further encourage CAE ownership by employees, please refer to Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Long-Term Incentive Program Design - Omnibus Incentive Plan.

* Non-IFRS and Other Financial Measures (see Appendix B).
** By the CAE USA Inc. Board of Directors for Daniel Gelston, Group President, Defense and Security.

77 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Stock Options

— Option term: 7 years. — Vesting: 25% per year starting on the first anniversary date of the grant.	— FY2023 burn rate (ratio of granted options during the year versus issued and outstanding Shares): 0.20%.

CAE adopted the Amended and Restated Employee Stock Option Plan (“ESOP”), to provide key employees of CAE with an opportunity to purchase Shares and to benefit from the related Share price appreciation, closely aligning the interests of employees with those of Shareholders. Stock Options increase the ability of CAE to attract, retain and reward individuals with exceptional skills.
Stock Options have value only to the extent Share price increases, so provide a transparent long-term incentive vehicle that directly aligns executives with Shareholder interests in Share price growth over the long-term. CAE’s Stock Options vest 25% per year over four and since FY2012 have a term of seven years, to reward long term Share price growth.
The HRC establishes rules and guidelines for the administration of the ESOP, selects the employees to whom awards are granted and the number of Shares covered by such awards, sets the terms and conditions of awards and cancels, suspends and amends awards. The HRC has the sole discretion to make determinations under, and to interpret, the ESOP.
The ESOP permits, at the discretion of the HRC, the surrender and cancellation without re-issue of an in-the-money Stock Option for cash equal to the fair market value of the Share underlying the Stock option less the Option exercise price, in lieu of the Share itself (the fair market value of a Share is the closing price of a Share on the TSX on the trading day on which the election is made).
For detailed disclosure of the terms and conditions of the ESOP, see Appendix C titled “Summary of the Employee Stock Option Plan”. A complete copy of the ESOP can be accessed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
Omnibus Incentive Plan
In an effort to streamline its equity-based incentive plans, to encourage greater Share ownership by employees and to foster a greater alignment between the long term interests of the Shareholders and the interests of employees, the Board of CAE adopted on May 31, 2023 an Omnibus Incentive Plan (“Omnibus Incentive Plan”) which is a single plan that allows for different types of equity awards to be granted and to be settled through the issuance of Shares from treasury. The Omnibus Incentive Plan provides flexibility to the company to grant both whole Share awards, such as PSUs and RSUs as well as Stock Options. The Omnibus Incentive Plan provides that Stock Options will be settled in Shares issued from treasury, while PSUs and RSUs will be settled in Shares (either issued from treasury or purchased on the open market), in cash or in a combination thereof. The Omnibus Incentive Plan does not permit Option grants to non-employee directors. In light of these features, the Omnibus Incentive Plan will enhance the ability of the Company to attract, retain and reward key individuals to advance its business strategy and will promote a greater alignment of interests with the Shareholders of the Company.
The HRC is responsible for administering and interpreting the Omnibus Incentive Plan. Under the terms of the Omnibus Incentive Plan, the HRC will, in its sole discretion, from time to time designate the executive officers and employees to whom awards shall be granted and determine, if applicable, the number of Shares to be covered by such awards and the terms and conditions of such awards.
The Omnibus Incentive Plan will supplement the existing PSU Plan, RSU Plan and ESOP (collectively, the “Existing Plans”). Awards granted under the Existing Plans will remain outstanding and governed by the respective terms of such plans, but no new awards will be granted under any of the Existing Plans if the Omnibus Incentive Plan is approved by Shareholders, and any reserve of Shares remaining available for future issuance of Stock Options under the ESOP shall be cancelled. If the Omnibus Incentive Plan is not approved by Shareholders, the Existing Plans will remain in place and PSUs, RSUs and Stock Options may continue to be granted under the Existing Plans, subject to their terms.
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Section 7 - Executive Compensation
The total number of Shares reserved for issuance under the Omnibus Incentive Plan shall be 10,000,000 (representing approximately 3.15% of the issued and outstanding Shares as at March 31, 2023).
Since the Omnibus Incentive Plan was adopted by the Board, on May 31, 2023, Conditional Grants were made by the Company on June 9, 2023 of (i) 303,139 and 420,206 Stock Options to insiders and other employees respectively which may be exercised at a price of $28.65 until June 9, 2030, (ii) 106,866 and 192,709 RSUs to insiders and other employees respectively which shall vest on June 9, 2026, and (iii) PSUs which may result in the issuance of up to 641,194 and 977,960 Shares upon vesting on June 9, 2026, subject to performance criteria, to insiders and other employees respectively. Such awards, representing 0.83% of the issued and outstanding Shares as at June 15, 2023, are conditional on the Shareholders approving the Omnibus Incentive Plan and ratifying the Conditional Grants. If not approved, these Conditional Grants shall be deemed to have been made pursuant to the terms of the Existing Plans.
The terms and conditions relating to the grants of PSUs, RSUs and Stock Options under the Omnibus Incentive Plan include the following:
Share Units
The HRC is authorized to grant PSUs and RSUs evidencing the right to receive Shares (issued from treasury or purchased on the open market), cash based on the value of a Share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan.
RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the HRC. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement. Subject to the achievement of the applicable vesting conditions, the payout value of a PSU or RSU will generally be determined on the settlement date using the volume weighted average price of the Shares on the TSX for the last five (5) trading days (as opposed to the market value of the Shares on the TSX for the past 20 trading days, as is currently the case under the PSU Plan and RSU Plan).
Stock Options
All Stock Options granted under the Omnibus Incentive Plan have an exercise price equal to the volume weighted average trading price of the Shares on the TSX for the five (5) trading days before the date of the grant. A Stock Option shall be exercisable during a period established by the HRC which shall not be more than ten (10) years from the grant of the Stock Option. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period or within nine (9) trading days following the end of a black-out period. In such cases, the extended exercise period shall terminate ten (10) trading days after the last day of the black-out period.
For detailed disclosure pertaining to the terms and conditions of the Omnibus Incentive Plan, see Appendix D titled “Summary of the Omnibus Incentive Plan”. A complete copy of the Omnibus Incentive Plan can be accessed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

79 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Executive Deferred Share Unit Plan

— Executive DSU Plan helps our executives build their Share ownership in CAE. — Allows for elective deferral of STIP to DSUs. — DSU is equal in value to one Share of CAE.	— DSUs are only payable when the executive leaves CAE. — Executive DSU plan is non-dilutive as all DSUs are paid out in cash.

In FY2017, CAE adopted an Executive Deferred Share Unit Plan (“Executive DSU Plan”). The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to help them build their Share ownership in CAE, and to promote a greater long-term alignment of interests between the executives and the Shareholders of the Company.
Canadian and US-based executives can elect to defer a portion of or their entire short-term incentive payment to Executive DSUs annually.
Each DSU has the same value as a Share of CAE. The DSUs accrue dividend equivalents payable in additional DSUs in an amount equal to dividends paid on Shares. The DSUs are only payable when the executive leaves the Company. Upon or within a defined period following the termination of their employment, DSU holders are entitled to receive a lump sum cash payment equal to the number of DSUs credited to their account as of that date multiplied by the Fair Market Value of one (1) Share on the settlement date.

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Section 7 - Executive Compensation
Inactive Equity-Based Plans with Legacy Participants
Some NEOs have outstanding participation in the following long-term incentive plans, which are no longer active (no further awards are made under the plans) but have yet to be fully paid out.
Fiscal 2005 Deferred Share Unit Plan
In FY2005, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“LTUP”) for executives of CAE and its affiliates that, as amended from time to time, applies to all grants made thereafter. No FY2005 Long-Term Incentive Deferred Share Units (“LTUs”) have been granted by CAE since FY2014. All LTUs are fully vested for remaining plan participants, having vested in 20% increments over five (5) years, commencing one (1) year after the grant date. LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Shares. LTUs are only redeemable in cash following the unit holder’s retirement or termination of employment at the market value of Shares on the TSX on the settlement date.
Fiscal 2004 Deferred Share Unit Plan
In FY2004, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its affiliates to partially replace the grant of options under CAE’s ESOP. No FY2004 Long-Term Incentive Deferred Share Units (“FY2004 LTUs”) have been granted by CAE since FY2004. All FY2004 LTUs are fully vested for remaining plan participants, having vested in 25% increments over four (4) years, commencing one (1) year after the grant date. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Shares. FY2004 LTUs are only redeemable in cash following the unit holder’s retirement or termination of employment at the market value of Shares on the TSX on the settlement date.
Pension, Benefits and Perquisites

—    Promote long-term employment with the Company.
—    Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
—    No extra years of service are generally granted under the pension plans.

Eligible employees participate in the Retirement Plan for Employees of CAE Inc. and associated companies. Executives at a vice president level and higher participate in the Pension Plan for Designated Executive Employees of CAE Inc. and associated companies (the “Designated Pension Plan”), and in the Supplementary Pension Plan of CAE Inc. and associated companies (the “Supplementary Pension Plan”). The Designated Pension Plan is a defined benefit plan to which CAE and participants contribute.
Pensions payable under the Supplementary Pension Plan are paid directly by CAE. See Section 7 – Executive Compensation – Compensation of our Named Executive Officers – Pension Arrangements” for details about the value of the accrued benefit to each of the NEOs. Except as discussed in “Change in Control Contracts” below, CAE does not grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon compliance with non-competition and non-solicitation clauses.

81 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Employee Stock Purchase Plan

Provide employees with a Share ownership building vehicle and a savings vehicle beyond the pension plan.

Under the CAE Employee Stock Purchase Plan, employees may make contributions towards the purchase of Shares of up to 18% of their annual base salary. Under the plan, CAE contributes $1 for every $2 of employee contributions, to a maximum contribution of 3% of the participant’s annual base salary.
Change in Control Contracts
All NEOs are entitled to termination of employment benefits following a Change of Control of CAE where the executive’s employment is terminated without cause within two years following the Change of Control. This is to safeguard the Company’s normal course of business in case of Change of Control. See Section 7 – Executive Compensation - Compensation of our Named Executive Officers – Termination and Change of Control Benefits for a summary of the impact of various events on the different compensation programs for the NEOs and details about the approximate incremental value that could be realized by a NEO following termination or a Change of Control event.
Perquisites
Flexible perquisites provide executives with a cash allowance to cover certain expenses such as vehicle expenses, and health and well-being. Such allowance is typical for senior executive positions and is capped at predetermined levels by position.

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Section 7 - Executive Compensation
FY2023 Compensation Outcome
Our FY2023 financial results reflect a difficult start to the year, driven by an underperformance in Q1 related to unanticipated charges on two legacy D&S programs in the US and challenging circumstances across the D&S business, including supply chain and manpower challenges. As a result, our overall consolidated EPS result for FY2023 fell short of plan. The lower EPS result had a significant impact on both our FY2023 STIP and LTIP incentive plan payout levels.  The results of our FY2023 incentive plans are as follows: 62% payout for the STIP CAE performance multiplier and 76% payout for the PSU performance multiplier. These incentive plan outcomes reflect CAE’s financial performance against pre-established targets, specifically below plan performance of our EPS results in FY2023. This is the lowest level of CAE incentive plan performance in over eight years. The STIP CAE performance multiplier and PSU multiplier averaged 152% and 185% respectively during the most recent five-year period.
Base salaries
The salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policy, and are reviewed and approved, in the case of the President and CEO, annually by the independent members of the Board of Directors. The HRC** reviews benchmark data to ensure that the President and CEO’s and his direct reports’ total direct compensation (base salary, short-term and long-term incentives) are in line with CAE’s compensation philosophy. The changes to base salary are market competitive, based on benchmarking relative to our compensation peer group and reflect individual performance, experience and retention considerations of our executives. The salary increases below were determined at the start of FY2023 and were based on benchmarking conducted by the Committee’s independent compensation advisor.
The table below outlines base salaries of all NEOs:

NEO	FY2022 Base Salary[1] ($)	FY2023 Base Salary[1] ($)	Increase
Marc Parent	1,200,000	1,260,000	5%
Sonya Branco	539,000	565,950	5%
Carter Copeland[2]	567,600	660,000	16%
Daniel Gelston[3]	693,000	741,510	7%
Nick Leontidis	540,570	567,600	5%
1.    For Mr. Gelston and Mr. Copeland, the base salary was converted to Canadian dollars using the FY2023 average exchange rate of $1.32.
2.    Mr. Copeland’s base salary was increased to $601,656 as of June 1st of 2022 (6% increase as per the regular annual salary increase), and has been adjusted further on January 1st, 2023 to $660,000, to recognize additional responsibility of overseeing the Healthcare division.
3.    To reduce costs in the Defense and Security business unit, Mr. Gelston proposed and put in place a 20% reduction in his base salary from August 1st, 2022, to October 31st, 2022.

** By the CAE USA Inc. Board of Directors for Daniel Gelston, Group President, Defense and Security.

83 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Short Term Incentive Plan
Corporate Performance
75% of short-term incentive awards for the President and CEO and other NEOs is based on the achievement of CAE performance measures, namely adjusted EPS*, revenue and adjusted order intake*. Details on these measures are described under Section 7 – Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Programs – Annual Incentive Program Design.
The table below illustrates the respective weights given to each FY2023 CAE corporate performance measure, as well as the actual results and related payout levels.

Performance Measure[1]	Threshold (0%)	Target (100%)	Maximum (200%)	Actual Performance[2]	Weighting	Score
Adjusted EPS*	$0.94	$1.09	$1.24	$0.87	50%	0%
Revenue	$4,308M	$4,787M	$5,266	$4,759	30%	28%
Adjusted order intake*	$4,111M	$4,672M	$5,232	$5,049	20%	34%
STIP Payout						62%
1.    If the adjusted EPS* target is not met, the corporate performance multiplier is capped at 100%.
2.    For incentive plans purposes, adjusted EPS* and revenue are normalized for foreign exchange. In addition, revenue includes proportionate revenue generated by Joint Venture. Actual results before these adjustments are as follow: $0.88 for adjusted EPS and $4,203M for revenue.
The remaining 25% of the NEOs’ annual incentive is awarded based on pre-determined operational and financial measures specific to each executive. As with other performance measures, individual performance is assessed between 0% to 200%. For FY2023, the individual performance factor for NEOs varied between 0% and 200%. The HRC determined the President and CEO’s individual performance factor to be 160% which was recommended to and approved by the Board. The HRC** reviewed and approved the President and CEO’s recommendations on the individual performance factors for his direct reports following a detailed discussion about corporate and individual performance (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – Determination of NEOs Individual Performance”).
In assessing the individual performance factor for the CEO, the HRC assesses the CEO’s performance relative to specific financial and operational CEO performance goals that are set at the start of the fiscal year. The specific targets for these goals are not disclosed as they include competitively sensitive information. However, the achievements relevant to the HRC’s consideration and assessment are listed below in Section 7. The HRC also considers recent financial and operating performance of CAE, and for FY2023 CAE’s stronger Share price performance relative to companies in the aerospace, defense, and airlines industries. There were 10 specific categories of objectives for the CEO for FY23, including: growth, orders, profitability, cash generation, M&A integration, balance sheet flexibility, ESG, talent, high-tech evolution, and training efficacy. Mr. Parent’s performance relative to the established goals resulted in an individual performance assessment of 160%. This resulted in an overall short-term incentive payout factor of 87% of target for the CEO, which reflects an approximate $1.1M reduction in short-term incentive compensation relative to FY2022, aligned with the HRC’s assessment of CAE’s financial and operational performance.
* Non-IFRS and Other Financial Measures (see Appendix B).
* *By the CAE USA Inc. Board of Directors for the Group President, Defense and Security.
84 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Individual Payout
The table below shows the calculation of the FY2023 STIP payout to each NEO:

NEO	Year-end Base Salary[1]	X	Target STIP (% of base salary)	X	(	Corporate Performance Factor (75%)	+	Individual Performance Factor (25%))		=	2023 STIP Payout ($)
Marc Parent	$1,260,000	X	125%	X		(62%	+	160%	)	=	$1,362,380
Sonya Branco	$565,950	X	75%	X		(62%	+	90%	)	=	$292,879
Carter Copeland	$660,000	X	75%	X		(62%	+	180%	)	=	$551,925
Daniel Gelston	$741,510	X	75%	X		(62%	+	0%	)	=	$258,601
Nick Leontidis	$567,600	X	75%	X		(62%	+	200%	)	=	$410,801
1.    Annual base salary as of March 31, 2023. For Mr. Gelston and Mr. Copeland, the base salary was converted to Canadian dollars using the FY2023 average exchange rate of $1.32.

85 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Long Term Incentive Plan
FY2023 LTIP - Awards Granted in June 2022
The table below sets out the LTIP ranges and actual awards to the NEOs granted in fiscal year 2023:

NEOs	FY2023 LTIP award (% of base salary)	Salary at time of grant ($)[6]	FY2023 LTIP award Value ($)	Weighting4
				PSUs (60%)1, 4		RSUs (20%)2,4		Stock Options (20%)3
				($)	(#)	($)	(#)	($)	(#)
Marc Parent	485%	1,260,000	6,111,000	3,666,600	109,550	1,222,200	36,520	1,222,200	112,100
Sonya Branco	240%	565,950	1,358,280	814,968	24,350	271,656	8,120	271,656	24,900
Carter Copeland[5]	150%	582,376	873,564	524,138	15,660	174,713	5,220	174,713	16,100
Daniel Gelston	250%	717,748	1,794,370	1,076,622	32,170	358,874	10,730	358,874	32,900
Nick Leontidis	250%	567,600	1,419,000	851,400	25,440	283,800	8,480	283,800	26,100
1.    PSU awards under the PSU Plan (see Section 7 – Executive Compensation – Compensation Discussion and Analysis for details). Under this plan, the granted units may vest in June 2025, subject to CAE’s performance compared to payout grids approved by the HRC and the participant’s continued employment with CAE. Depending on the overall performance each year during the performance period, the target rate of granted units will be multiplied by a factor ranging from 0% to 200%. Vested PSUs will be paid based on the average Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
2.    RSU awards under the RSU Plan (see Section 7 – Executive Compensation – Compensation Discussion and Analysis for details). Under this plan, 100% of the granted units will vest in June 2025, subject to the participant’s continued employment with CAE. Vested RSUs will be paid based on the average Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
3.     Stock options awards under the ESOP (see Section 7 – Executive Compensation – Compensation Discussion and Analysis for details). Under this plan options are granted with an exercise price equal to the weighted average price per Share on the TSX on the five trading days immediately preceding the grant date. At each of the first four anniversaries of the grant, 25% of the award vests and becomes exercisable. Strike price for FY2023 stock options is $33.47.
4.    The grant price on grant date is $33.47, representing the weighted average price of the Shares on the TSX on the five trading days immediately preceding the grant date.
5.    Mr. Copeland also received a special one-time in August of 2022, equivalent to $96,698 to recognize additional responsibility for overseeing the Healthcare division. This special one-time grant was allocated as follow: 60% in PSU (2,170 units), 20% in RSUs (730 units) and 20% in stock options (2,200 units with a strike price of $26.83).
6.    Annual base salary as time of grant (June 2022). For Mr. Gelston and Mr. Copeland, the base salary was converted to Canadian dollars using a conversion exchange rate of $1.27 on grant date.

86 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
FY2020 PSU (Performance Period Ending on March 31, 2022)
For greater alignment and consistency with the greater level of disclosure provided in this document, starting this year we will be presenting the PSU performance and related payout details of the fiscal year covered in this disclosure. As a transition, disclosure of the PSU performance of the 3-year period ending March 31, 2022 and resulting payouts are presented in the tables below.
The vesting of the PSUs granted in FY2020 was tied to the performance of CAE adjusted EPS* compared to predetermined targets for a 3-year period from FY2020 to FY2022. As per the terms of the FY2020 PSU Plan, the HRC reviewed CAE’s adjusted EPS* performance for the fiscal year ended March 31, 2022 and approved the following results for PSUs granted in FY2020:

	Threshold (0%)	Target (100%)	Maximum (200%)	Actual Performance	Weighting	Score
Adjusted EPS* - FY2020	$1.25	$1.35	$1.45	$1.41	1/3	53%
Adjusted EPS* - FY2021	$0.05	$0.25	$0.55	$0.47	1/3	58%
Adjusted EPS* - FY2022	$0.68	$0.78	$0.88	$0.84	1/3	53%
FY2020 PSU Multiplier						164%

The actual amounts paid out to each eligible NEO in June 2022 for PSUs granted in FY2020 are as follow:

NEO	FY2020 PSUs award (# of units)	X	FY2020 PSUs Performance Factor (%)	X	Market Share Price[2] ($)	=	PSU Value ($)
Marc Parent	61,250	X	164%	X	31.27	=	3,140,820
Sonya Branco	17,930	X	164%	X	31.27	=	919,427
Carter Copeland[1]	-	X	-	X	-	=	-
Daniel Gelston[1]	-	X	-	X	-	=	-
Nick Leontidis	18,320	X	164%	X	31.27	=	939,426
1.    Mr. Gelston and Mr. Copeland were hired after the FY2020 PSU grant.
2.    PSUs were redeemed using the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant ($31.2675).

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation
FY2021 PSU (Performance Period Ending March 31, 2023)
For greater alignment and consistency with the greater level of disclosure provided in this document, starting this year we will be presenting the PSU performance and related payout details of the fiscal year covered in this disclosure. The vesting of the PSUs granted in FY2021 was tied to the performance of CAE adjusted EPS* compared to predetermined targets for a 3-year period from FY2021 to FY2023 and ending on March 31, 2023. In accordance with the terms of the FY2021 PSU Plan, the HRC reviewed CAE’s adjusted EPS* performance for the fiscal year ended March 31, 2023, and approved the following results for PSUs granted in FY2021:

	Threshold (0%)	Target (100%)	Maximum (200%)	Actual Performance[1]	Weighting	Payout Level
Adjusted EPS* - FY2021	$0.05	$0.25	$0.55	$0.47	1/6	29%
Adjusted EPS* - FY2022	$0.67	$0.80	$0.93	$0.84	1/3	47%
Adjusted EPS* - FY2023	$1.12	$1.25	$1.38	$0.87	1/2	0%
FY2021 PSU Multiplier						76%
1.    Starting in FY2023, for incentive plans purposes, adjusted EPS* results are normalized for foreign exchange for incentive plan purposes. For FY2023, adjusted EPS* before foreign exchange normalization is $0.88.
The Committee considered that the performance multiplier of 76% of target for FY2021 PSU with the resulting 3-year performance period ending on March 31, 2023, appropriately linking compensation outcomes with CAE’s performance.

The below table shows for each eligible NEO the payout value of FY2021 PSU grants with the resulting 3-year performance period ending March 31, 2023. The actual amounts paid out to each eligible NEO in June 2023 for PSUs granted in FY2021 are as follow:

NEO	FY2021 PSUs award (# of units)	X	FY2021 PSUs Performance Factor (%)	X	Market Share Price ($)	=	PSU Value[3] ($)
Marc Parent	40,700	X	76%	X	29.37	=	908,473
Sonya Branco	11,920	X	76%	X	29.37	=	266,069
Carter Copeland[1]	-	X	-	X	-	=	-
Daniel Gelston[2]	8,490	X	76%	X	30.56	=	197,185[4]
Nick Leontidis	12,170	X	76%	X	29.37	=	271,649
1.    Mr. Copeland was hired after FY2021, therefore no grant was allocated to him during FY2021.
2.    Mr. Gelston, joined CAE on August 24, 2020 and received a one-time special LTIP grant during the same month.
3.    PSUs were redeemed using the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant ($29.37).
4.    Numbers presented in this table are based on equity valued as at March 31, 2023 close stock price ($30.56). The actual payout after vesting will be calculated using the average fair market value of the Shares on the TSX for the 20 trading days preceding the final vesting date of the grant (August 24, 2023 for Mr. Gelston’s one-time special grant).

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation
Determination of NEOs Individual Performance

Marc Parent President and Chief Executive Officer
Marc Parent has been President and CEO of CAE Inc. since 2009. Prior to that, he held several leadership positions since joining CAE in 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has over 35 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States.
Mr. Parent has been honoured with many awards. In 1999, he was named one of Canada's Top 40 under 40 Leaders. In 2011, he was named Canadian Defence Review's Defence Executive of the year (which he won again in 2020). He was named CEO of the Year by Les Affaires newspaper in 2018. In 2019, he received the Aerospace Industries Association of Canada’s James C. Floyd Award. In 2020, Mr. Parent was granted the Order of Canada. In 2021, he was awarded the Prix Prospère by the Conseil du patronat du Québec and inducted into Canada’s Aviation Hall of Fame. And in 2022, Mr. Parent was named Industry Leader of the Year by the Living Legends of Aviation, inducted into Québec’s Air and Space Hall of Fame, named a Knight of the Ordre national du Québec, and awarded Aviation Week’s Philip J. Klass Award for Lifetime Achievement.
Mr. Parent is a graduate of mechanical engineering from Montreal’s École Polytechnique and of the Harvard Business School’s Advanced Management Program. He was awarded an Honorary Doctorate by École Polytechnique, and is an active pilot holding an Airline Transport Pilot Licence from Transport Canada.
Main targets and objectives for FY2023 and related results of Marc Parent, the President and CEO, are set out below: As previously discussed, this section paints a portrait of the major achievements of each NEO for FY2023. These were the main key performance indicators (KPIs) in determining the individual performance multiplier applicable to their annual incentive awards.

FY2023 Goals
Growth: Deliver on growth and adjusted order intake* objectives to drive business expansion in this and future fiscal years
Expand profitability: Complete structural cost initiatives, responsibly contain costs as volumes recover
M&A Integration: Complete L3H MT synergy capture and retain a high score of customer renewals on the new Civil Flight Services business
Balance sheet flexibility: Reduce overall leverage ratios while continuing to invest
ESG: Further advance our ESG initiative through increasing the number of diverse senior leaders and developing an ESG roadmap
Talent: Implement workstream to proactively address employee attraction and retention in the midst of a highly competitive employment market
Training Efficacy: Develop and deploy integrated next-generation metrics focused on optimizing “Training Efficacy”

FY2023 Achievements
Growth: Achieved revenue growth target of $4.2B in FY2023, representing a 25% YoY increase, despite continuing impact of the pandemic in certain areas of the business and the impact of the Russia/Ukraine conflict, particularly to our Civil business unit. In addition, adjusted order intake* achieved $5.0B, greater than 10% ahead of target and providing a book-to-bill of 1.2x for the organization
Expand profitability and generate strong cash flow conversion: Significant progress in terms of margin expansion achieved across the Civil business unit, reflecting gains realized as the result of cost containment efforts identified and implemented over the past two years. Did not reach the anticipated level of progress within the D&S business unit as the result of supply chain and manpower challenges evidenced across the defense industry throughout the year. In addition, the business unit was impacted by an unfavourable contract profit adjustment recorded in Q1 FY2023. Strong performance in cash generation with 120% free cash flow* conversion, exceeding the 100% target.
M&A Integration; While we did not see the full benefits of the actions taken to maximize the cost synergies due to lower throughput during FY2023, the revenue synergies have exceeded expectations and put the integrated D&S business in a position to pursue large scale opportunities that neither previous business, legacy CAE nor L3Harris military training business, would have been able to pursue on their own. Integration of the Sabre Air Centre business is proceeding well with financial performance exceeding plan in FY2023 and customer renewals at 100%.

Balance Sheet Health: Strong progress in reducing the leverage ratios, including reducing Net debt-to-adjusted EBITDA* from 3.6x to 3.4x at year end and continuing to track well.
ESG: Increased the number of diverse senior leaders by almost 14%, surpassing the target of 10% with a focused effort on recruitment, employee development and a commitment to DE&I awareness and training across CAE. Successfully developed and launched a 5-year ESG roadmap, intended to advance CAE’s leading position in ESG initiatives.
Talent: Developed and launched 5 workstreams focused on attraction and retention of talent across the business. The workstreams included “Employee Experience”, “Total Rewards & Recognition”, “Long Service Employees” “Employee Development” and “Talent Attraction”. Key initiatives already launched include flexible vacation, enhanced maternity & paternity leave, and employee development tools. CAE employee turnover rates remain well below market rates, including retention of 97% of identified high potential employees.
Training Efficacy: Successfully developed and will deploy integrated next-generation metrics focused on optimizing “training efficacy” with quantifiable measures & plans to augment operational processes in support of improving training outcomes.

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation

Sonya Branco Executive Vice President, Finance and Chief Financial Officer
Sonya Branco was appointed Vice President, Finance and Chief Financial Officer at CAE in May 2016. In this role, she has global responsibility for the company’s finance and procurement activities. She oversees the financial operations of CAE’s in approximately 250 sites and training locations in over 40 countries, as well as the financial reporting, treasury, global taxation, mergers & acquisitions, structured financing functions and global strategic sourcing.
Ms. Branco has more than 20 years' experience as a financial officer. She joined CAE in 2008 and was appointed to the role of CAE’s Vice President and Corporate Controller in 2011. Her diverse background includes valuable experience in public accounting and financial reporting, strategic planning and mergers and acquisitions.
In her capacity as Corporate Controller, Ms. Branco oversaw all of CAE’s external financial information from subsidiaries and joint ventures globally. Over the past years, Ms. Branco’s role expanded from the financial reporting Controller role to a broader strategic and operational scope in the organization.
Prior to joining CAE, Ms. Branco worked at BCE in Mergers & Acquisitions and at PricewaterhouseCoopers, where she practiced in Audit and Advisory services.
Ms. Branco is a certified professional accountant and she holds a Bachelor of Commerce degree from Concordia University and a Master’s degree in Business Administration from McGill University’s Desautels Faculty of Management.
Ms. Branco has received numerous awards and is a Gold Medalist of the Ordre des comptables agréés du Québec. She was named one of Canada’s Top 100 Most Powerful Women in 2020 by Women’s Executive Network.

FY2023 Goals
Achieve corporate annual financial targets for FY2023
Working with Business Unit leaders drive growth objectives across the organization
Continue on driving cash flow generation across the business and enhancing balance sheet flexibility and leverage metrics.
Advance CAE’s ESG objectives

FY2023 Achievements
Ms. Branco continued to provide strong financial stewardship to CAE in FY2023, managing through several fiscal challenges including the ongoing impact of the pandemic in segments of our business, geopolitical events in Europe and continuing high levels of volatility with foreign exchange rates globally.
Growth and adjusted order intake* performance were strong, with revenue up 25% and adjusted order intake* representing a 1.2x book-to-bill level. Overall adjusted EPS* performance, while up 4.8% YoY, was not to target, particularly impacted by an unfavorable contract profit adjustment recorded in the D&S business unit in Q1 FY2023.
Ms. Branco and the Finance team played an important role in supporting business growth initiatives across the organization including significant new long-term training agreement with Qantas, the opening and/or advancement of new training centers within the Civil business unit, key new programs awarded involving our D&S team including from the German government for the Chinook 47F and the Royal Australian Navy for Platform & Systems training. Additionally, the Finance team, led by Ms. Branco was instrumental in supporting the integrations of the Sabre Air Centre acquisition and the establishment of the Civil Flight Services division within the Civil BU.

Ms. Branco played a key role in achieving significant improvement in the company’s balance sheet, specifically related to Net debt-to-adjusted EBITDA* where the ratio declined from 3.6x to 3.4x in FY2023. This was achieved through effective cost control measures that were implemented organization wide, focus on reducing Non-Cash Working Capital* and pursuing new business opportunities with the respective business unit leaders. In addition, Ms. Branco achieved a strong cash conversion rate of 120%.
Achieved increased DE&I representation within the Finance team and established effective governance and reporting practices in support of CAE’s 5-year ESG roadmap.
In FY2023, Ms. Branco expanded the supply chain ESG engagement with additional disclosure of scope 3 carbon emissions coming from the supply chain. By engaging a CAE Supplier Forum gathering the suppliers representing 55% of the spend on the Full Flight Simulators (FFS). During the Forum, suppliers were trained on climate change and carbon footprint, they completed a self-assessment of their carbon footprint and had initial discussions with our engineers on how to work together to progressively reduce their carbon footprint. As well as, by joining the, International Aerospace Environment Group (IAEG), to harmonize ESG expectations for suppliers from the largest aerospace and defense companies
Ms. Branco and the Global Procurement & Real Estate team navigated expertly through a volatile supply chain to deliver the manufacturing operations, and in turn to our customers for 100% on time delivery for the Civil Aviation operations.

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation

Carter Copeland Senior Vice President, Global Strategy
Carter Copeland was appointed CAE’s Senior Vice President, Global Strategy, in August 2021. He is responsible for cultivating strategic plans aimed at driving growth in key areas, as well as optimizing organizational performance. He works in partnership with CAE’s Executive Management Committee, with a particular focus on the company’s growth agenda, as well as areas of resource allocation and organizational design. In June 2022, Mr. Copeland took over the responsibility of CAE Healthcare business in addition to his Global Strategy position. Additionally, he has responsibility for the ongoing evaluation of CAE’s business portfolio and he plays a crucial role in the CAE technology transformation.
Prior to joining CAE, Mr. Copeland served as the President and co- founder of Melius Research, an independent research, consulting, and data analytics firm focused both on traditional industrial firms as well as emerging industrial technology companies.
Before co-founding Melius, Mr. Copeland was Managing Director and Senior Analyst covering the Global Aerospace and Defense sector for Barclays PLC. Prior to Barclays, he held various roles of increasing responsibility in the aerospace and defense research practice at Lehman Brothers.
Before beginning his career on Wall Street, Mr. Copeland served on the staff of the Federal Reserve Board of Governors in Washington, D.C., aiding in monetary policy work and conducting corporate finance research.
Mr. Copeland graduated with honors from the University of Alabama, with a degree in Economics. He also holds an MBA from Washington University in St. Louis, where he was a recipient of the prestigious Wood Fellowship. He is a Chartered Financial Analyst and formerly served as a member of the Corporate Leaders program on the Council of Foreign Relations.
Mr. Copeland is a co-author of the book Lessons from the Titans.

FY2023 Goals
Set corporate strategic planning, manage oversight, and lead associated process management
Oversight of CAE’s Healthcare business unit at the Executive Management Committee level
Evaluation of CAE’s strategic capital deployment plans and portfolio
Co-lead efforts on cross-BU technology advancement, with a focus on training efficacy and tech incubation
Broaden CAE strategic partnerships across the Aerospace & Defense ecosystem
Enhance enterprise performance through detailed business line evaluation and competitive benchmarking

FY2023 Achievements
Led the creation and planning of CAE’s updated business strategy, which was centered on the construction of a bigger, stronger, more profitable company. As part of this effort, oversaw the exploration of numerous One CAE initiatives focused on leveraging organizational scale, technology development, as well as cost and operational synergies to improve long-term strategic positioning and earnings growth potential.
Upon a change of leadership in the Healthcare business, oversaw a consistent improvement in performance throughout the remainder of FY2023, including the achievement of record revenues and consistent growth in adjusted segment operating income margin %* sequentially throughout the year.
Led numerous assessments across all businesses and functions within CAE to address critical areas of performance improvement opportunity and organizational efficiency. Areas of particular emphasis within the enterprise performance objective included but were not limited to market and competitor analysis, macro risk assessment, and capital deployment prioritization.

Helped lead the expansion of CAE’s strategic partnerships, focused on expanding market and customer reach, including the completion of a significant collaboration with a major OEM.
Successfully launched a One CAE effort to define and implement a new technology initiative focused on defining, tracking, and managing toward a holistic “training efficacy” standard.
Co-led innovation efforts to help shape CAE’s five-year ESG roadmap and the rollout of CAE Heartbeat, the company’s new employee focused initiative designed to further enhance employee experience and retention.

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation

Daniel Gelston Group President, Defense and Security
Daniel Gelston was appointed Group President of CAE’s Defense & Security Group in August 2020. In this position, he leads the Defense & Security business worldwide, which focuses on helping CAE’s defense customers to maintain the highest levels of mission readiness. He also serves as President & General Manager of CAE USA Inc., the company's US-based subsidiary that operates under a Special Security Agreement (SSA) to mitigate foreign ownership, control or influence.
Mr. Gelston is a proven leader with 25 years’ experience in the U.S. military, intelligence community and the global defense industry.
Before joining CAE, Mr. Gelston served as President of L3Harris Technologies’ Broadband Communications Systems sector. Prior to that, Mr. Gelston was President of the SSA businesses Smiths Detection Inc. and Cobham Tactical Communications and Surveillance. In 2017, he led the SSA-controlled portion of Smith’s
$710 million Morpho Detection acquisition and the divestment of Smith's Brazil business. In 2015, Mr. Gelston led the sale of Cobham's Surveillance Business and served as CEO during its transition to a standalone company.
Mr. Gelston holds a Master of Science degree in Strategic Intelligence from the National Intelligence University, the only US institution of higher education that incorporates study in the Top Secret/Sensitive Compartmentalized Information (TS/SCI) arena. He also has a double-major Bachelor’s degree in Economics and International Strategic Policy from Bucknell University.
Mr. Gelston’s military experience includes US Army active and reserve duty 1998 to 2007 as an Armor and Military Intelligence Officer. He is a US Army Armor School Draper Awardee and Intelligence Officer School Distinguished Honor Graduate.

FY2023 Goals
Deliver on Growth objectives for the Defense and Security (D&S) business
Expand profitability through improved efficiency and cost management including attainment of synergies related to the integration of the L3 Harris MT acquisition
In support of CAE’s ESG priority, achieve a 10% increase in number of diverse senior leaders and develop a carbon impact study for the D&S business unit
Drive growth of the business though acquisition and retention of key talent in midst of a challenging talent acquisition market place
Continue to advance our technology and innovation objectives in current and future markets

FY2023 Achievements
While the Defense & Security (D&S) business unit experienced financial challenges in the course of FY2023, particularly adjusted segment operating income margin %*, there were also some significant achievements in respect of the units overall financial performance. Revenues of $1.8B represented a 15% YoY growth in total revenue achieved and adjusted order intake* of $2.0B provided a greater than 1.1x book-to-bill, both the revenue and adjusted order intake* were all-time records for the business unit. A variety of issues negatively impacted the adjusted segment operating income margin %*, performance of D&S including supply chain and manpower challenges felt throughout the defense industry in addition to an unfavourable contract profit adjustment recorded in D&S in Q1 FY2023.
Progress was made throughout the year in terms of cost reductions and cost efficiencies including the successful implementation of a new ERP system. Mr. Gelston and the D&S team continued to leverage synergies, both cost and revenue related, to optimize the integration of the L3H MT acquisition. While the benefits of the actions taken to achieve the cost related synergies was not evident due to lower throughput in FY2023, revenue synergies surpassed expectations and supported significant new contract pursuits and wins that neither the legacy CAE D&S business, nor the L3H MT business on their own would have been qualified to pursue.

Significantly over-achieved in the expansion of diverse candidate representation amongst the senior leaders in D&S. Diverse senior leaders in D&S increased by 30% in FY2023. In addition, D&S completed an ASHRE Phase 1 energy survey at the largest operations centers which has led to initial power management system improvements and set a foundation for the Phase 2 ASHRE study which will be conducted in FY24.
The lack of available, qualified talent across the defense industry, including within the D&S business unit was a significant impediment to the business’s performance in FY2023. Through enhanced recruiting strategies, the creation and communication of an attractive employee value proposition and the presence of an employee centric work environment, the D&S team made significant progress in addressing manpower shortages by focusing on filling critical roles on new programs. The efficiency of the hiring process increased quarter over quarter and has begun to contribute significantly to helping mitigate the impact of the talent shortages experienced in FY2023.
Through a strong, well organized business acquisition group, the team exceeded its objectives to win business in supporting our technology and innovation objectives including winning generational platform training and simulation opportunities like the US Army’s Future Vertical Lift program and achieving an above target value of contracts to sell digitally immersive solutions to customers across the US and Internationally.

* Non-IFRS and Other Financial Measures (see Appendix B)
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Section 7 - Executive Compensation

Nick Leontidis Group President, Civil Aviation
Nick Leontidis was appointed CAE’s Group President, Civil Aviation, in June 2013. In this position, he is responsible for CAE’s Civil business, which comprises the world’s largest civil aviation training network, and provides comprehensive training solutions for pilots, cabin crew, maintenance technicians and ground personnel, in commercial, business aviation, helicopter, and the emerging eVTOL markets.
Prior to his appointment as Group President, Mr. Leontidis served as CAE’s Executive Vice President, Strategy and Business Development for more than four years. During this time, he played an important leadership role, responsible for CAE’s overall corporate strategy, overseeing all mergers and acquisitions activities and the creation of the New Core Markets segment businesses, CAE Healthcare and CAE Mining.
Mr. Leontidis joined CAE as a software engineer in 1988, and was promoted to Vice President of the Visuals Systems group in 1999. From 2001 to 2009 he held a series of executive positions of increasing responsibility in the Civil business unit, where he was instrumental in the creation and growth of the training and services business. His positions included Vice President, Sales and Marketing; Executive Vice President, Simulation Products; Executive Vice President, Civil Aviation Training and Equipment; and finally Executive Vice President, Customers, where he was responsible for sales, marketing, business development, strategic planning, program management and customer services functions across the Civil Simulation and Training business unit.
Mr. Leontidis holds Bachelor’s and Master’s degrees in Engineering from Concordia University.

FY2023 Goals
Achieve financial targets set for the Civil Aviation business unit
Execute integration of Sabre’s AirCentre and establish CAE Flight Services division. Achieve financial and customer renewal objectives
Further expand the Civil Training business’s global footprint to enhance customer experience
Continue to advance our technology and innovation objectives in current and future markets
Capture growth through commercial airline outsourcing
Enhance ESG metrics, including increasing the number of diverse leaders by a minimum of 10% and ensuring not less than 30% of identified high-potentials are diverse candidates

FY2023 Achievements
Exceptional performance in FY2023 by Mr. Leontidis, the Civil leadership team and the broader CAE team (e.g. Global Sourcing, Operations and Engineering), inclusive of an adjusted segment operating income* performance of $485M, exceeding target and achieving the highest adjusted segment operating income* performance in the Civil Business Unit’s history, as well as an adjusted order intake* of $2.8M significantly exceeding target and representing a book-to-bill of 1.3X. Sales of Full Flight Simulators (FFS) remained strong with 62 sold in FY2023.
The integration and performance of Sabre’s Air Centre business (Civil Flight Services) exceeded expectations. The creation of CAE’s Flight Service division was achieved with the integration of previous acquisitions including Roster Buster and Merlot. The adjusted segment operating income* and adjusted order intake* objectives are exceeding plan. Additionally, 100% of contract renewals was achieved, and new landmark deals were concluded with key airlines.
Maintained strong progress in growing the Business Aircraft training (BAT) network in FY2023 with a new Training Centre opened in Las Vegas and the expansion of the Singapore centre. Additionally, 8 new FFSs have been deployed within the global BAT training network. Plans are in progress for the opening of our new locations in Savannah and Vienna in 2024. Achieved significant partnerships including a 15-year training agreement with Qantas and a Joint-Venture for a new flight training location in Greece with Aegean.

Expanded our high-tech innovation applications through launching RISE on several business aviation platforms and enabled a significantly high number of simulators within the commercial and business aviation training facilities, surpassing targets. In terms of airlines partnerships, AirAsia India has become the first airline in India to use CAE Rise™ Training System.
Positioned CAE as an Advanced Air Mobility leader by partnering with five electric vertical takeoff and landing (eVTOL) developers, including Volocopter, with a definitive agreement signed in FY2023.
Achieved objectives related to increasing the number of diverse leaders among the senior leadership teams as well as the representation of diverse candidates in the identified high potential group.
Maintained zero major incidents reported within our global training network in FY2023.
Despite the growth of Civil business operations, carbon emissions remained similar compared to FY2022 as a result of real estate footprint optimization and energy efficiency initiatives in our buildings.

Not all details of the NEO targets have been disclosed due to the potential competitive prejudice to CAE of doing so. The NEOs’ performance against their objectives was reviewed by the HRC**, in addition to having been reviewed by the President and CEO during the fiscal year

* Non-IFRS and Other Financial Measures (see Appendix B)
** By the CAE USA Inc. Board of Directors for Daniel Gelston, Group President, Defense and Security.
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Section 7 - Executive Compensation
Compensation Governance
Role of the HRC in setting executive compensation
The HRC acts as an advisory committee to the Board of Directors. The Board assigns responsibilities to the HRC to review, approve, and administer CAE’s compensation programs. The key components of the HRC’s compensation mandate as well as the decision-making process are outlined in the table:

Performance Measure	Management	CEO	Independent Compensation Consultant	HRC	Board
Executive compensation and benefits programs design	Develop	Review	Review	Recommend	Approve
Annual NEO compensation	Develop	Recommend	Review	Approve	-
Annual CEO compensation	-	-	Develop	Recommend	Approve
Annual and long-term incentive plan measures, targets and performance results	Develop	Review	Review	Recommend	Approve
Comparator group for executive compensation benchmarking purposes	Review	Review	Develop	Approve	-

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Section 7 - Executive Compensation
Role of the independent compensation consultants
The HRC retains executive compensation experts to prepare and review executive compensation materials and to provide advice on compensation programs. Meridian Compensation Partners (“Meridian”) has been acting as the HRC’s independent compensation consulting firm since October 2020.
Meridian’s mandate during FY2023 was to prepare and review materials presented to the HRC including updates to CAE’s comparator group for benchmarking executive and Board of Directors compensation and on the design of the Company’s executive compensation programs. No CAE Director or officer has any affiliation with Meridian and Meridian meets the independence standards applied to executive compensation consultants.
CAE’s management also retain the services of experts in the field of executive compensation. In the past two years it has used the services of PCI Compensation Consulting (“PCI”) to assist with several analyses related to executive compensation. In FY2022, CAE’s management had also used services of FW Cook.
The following table shows the fees related to executive compensation work paid by CAE to Meridian and PCI and FW Cook in FY2022 and FY2023.

	Meridian		PCI		FW Cook
	FY2023	FY2022	FY2023	FY2022	FY2023	FY2022
Executive Compensation	$263,818	$228,708	$15,515	$27,308	$0.00	$193,090
All Other Fees	-	-	-	$2,000	-	-
Total	$263,818	$228,708	$15,515	$29,308	$0.00	$193,090

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Section 7 - Executive Compensation
Risk Mitigation
The HRC and the Board of CAE believe that (i) executive compensation should be contingent on performance relative to pre-established targets and objectives and (ii) management must achieve targets and objectives in a manner consistent with legal standards, as well as CAE’s ethical standards and internal policies. The HRC and the Board regularly review the Company’s compensation policies and practices to ensure that they do not encourage inappropriate risk-taking.
There are numerous risk management practices in place to ensure CAE compensation programs do not encourage inappropriate risk-taking behaviors but focus on long-term Shareholders value creation.
The following characteristics of our compensation program in FY2023 were identified as having risk-mitigating effects:

What we do
✓	Provide a balanced pay mix of short, medium and longer-term compensation
✓	Balance of fixed and at-risk compensation
✓	No overlap of metrics between annual and long-term incentives (starting in FY2024)
✓	60% of long-term incentives vest contingent on performance
✓	Most performance metrics focused on a three-year period
✓	Provide for overlapping performance periods and vesting of equity, to ensure executives are exposed to long term risks of their decision making
✓	Caps on annual bonuses and PSU payout factors
✓	Robust clawback policy
✓	Prohibit executives from hedging CAE securities
✓	Robust and market aligned Share ownership guidelines and requirement to retain 25% of the net profit of option exercises while employed by CAE
✓	CEO required to maintain Share ownership requirement for one-year post-retirement (starting in FY2024)
✓	The HR Committee retains an independent compensation consultant
✓	Hold an annual Say on Pay vote and engage with Shareholders on executive pay

What we don’t do
×	Offer excessive perquisites
×	Guarantee annual base salary increases or bonus payments
×	Guarantee a minimum level of vesting for performance-based awards
×	Single-trigger vesting upon a Change of Control
×	Offer loans to executives or directors
×	Re-price, backdate or exchange underwater stock options
×	Count PSUs or options toward Share ownership guidelines
×	Offer excessive severance arrangements to executives
×	Overemphasize any single performance metric

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Section 7 - Executive Compensation
The HRC conducts an annual compensation risk assessment with the assistance of its independent compensation consulting firm Meridian to identify potential risks associated with CAE’s compensation programs, practices and policies. In FY2023, the assessment concluded that the risks associated with the compensation programs are not reasonably likely to have a material adverse effect on the Company.
After considering the overall compensation program and taking into account both its knowledge of the past performance of the CAE management team and the nature of CAE’s various businesses, the HRC is not aware of any risks arising from the CAE’s compensation policies and practices that would be reasonably likely to have a material adverse effect on CAE.
Comparator Group

The CAE comparator group was reviewed in FY2023 to ensure the companies in the group and underlying selection criteria are still relevant. As a result of this review, Nuance Communications was removed from the group as it had been acquired. No other changes were made to the comparator group.	The comparator group includes size appropriate companies operating in at least one of CAE’s market segments, with a similar financial and operational footprint, or with which CAE competes for talent.

CAE’s comparator group comprises a mix of size appropriate and business relevant Canadian and US companies. The primary criteria for selecting the comparator group companies are:
-    Principal place of business
-    Company size based on revenue and market capitalization generally 1/3x to 3x CAE on revenue and market capitalization
-    Companies with business operations outside of Canada (approximately 90% of CAE’s revenues are generated outside of Canada)
-    Companies that compete with CAE for talent (CAE recruits executive talent from the U.S. and internationally and three of the CEO’s direct reports are based in the U.S.)
When CAE benchmarks executive compensation relative to the comparator companies, compensation values in USD for peer U.S. resident executives are converted at par (1:1), to manage foreign exchange considerations in benchmarking compensation.

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Section 7 - Executive Compensation
Comparator Group Financials1

	Revenue (C$M)	Market Cap (C$M)
North American Group
Air Canada	18,870	6,878
CGI Inc.	13,671	32,300
Booz Allen Hamilton	12,711	22,450
WSP Global Inc.	12,267	17,382
BRP Inc.	10,033	8,092
CACI International Inc	8,986	9,768
AMETEK, Inc.	8,509	43,486
Gartner, Inc.	7,607	33,003
Teledyne Technologies	7,470	26,572
Synopsys, Inc.	7,153	4,193
Spirit AeroSystems	6,899	76,705
Autodesk, Inc.	6,675	57,189
Cadence Design Systems	5,272	13,679
Open Text Corporation	4,981	77,847
IDEX Corporation	4,433	21,186
Curtiss-Wright Corporation	3,556	8,914
Woodward, Inc.	3,506	7,985
NFI Group Inc.	2,867	623
Hexcel Corporation	2,225	8,232
CAE Inc.	$4,203	$9,707
% Rank	P21	P38
1.    Based on the most recent annual reports.

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Section 7 - Executive Compensation
Executive Share Ownership Requirements

— Share ownership requirements must be achieved within 5 years from hire or promotion to executive position. — Only Shares, DSUs and 50% of RSUs are included.	— Majority of NEOs retain 25% of the net profit realized from option exercise in CAE Shares for the duration of their employment at CAE.

Under CAE’s Share Ownership Guidelines Policy, each executive is expected to meet a minimum equity ownership in the Company. Shares, DSUs and 50% of RSUs are counted towards Share ownership:

Share Ownership Targets (as a % of base salary)
NEO	% of Base Salary
Marc Parent	500%
Sonya Branco	250%
Carter Copeland	200%
Daniel Gelston	250%
Nick Leontidis	250%

The Share ownership guidelines must be met within five years from the date of hire or promotion to the executive position. The Share ownership requirements are tested monthly until the requirement is met. Once the required Share ownership value is reached, the minimum number of Shares/units to be held by the executive is locked-in and the executive is required to hold at least this number of Shares/units until retirement or termination of employment.
In addition, for each option exercise, the CEO, CFO and Group Presidents retain CAE Shares equivalent in value to 25% of the net profit realized on such option exercise for the duration of their employment with CAE. This policy further aligns executive interests with those of our Shareholders and ensures that executives do not take advantage of short-term Share price movement.
In FY2023, the Share ownership guidelines were changed to require the CEO to retain his Share ownership requirement for one year after retirement.
As of March 31, 2023, three of the five NEOs met the ownership guidelines. The table below sets forth the minimum number of Shares/units to be held by the NEOs who have already met the requirement, the required value in dollars to meet the ownership guidelines and the actual value held as a percent of the annual base salary.

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Section 7 - Executive Compensation

NEO	Share Ownership Requirement as Percent of Salary (%)	Ownership Status	Target Date	Number of Shares/ Units to be Held Once Requirement Met (#)	Value Required to Meet Guidelines1 ($)	Completion to Meet Share Ownership Guidelines (%)	Value Held in Shares/ Units2 ($)	Value of Shares/Units Held as Percent of Salary3 (%)
Marc Parent	500	Already Met	N/A	286,858	N/A	100	19,946,123[4]	1,583
Sonya Branco	250	Already Met	N/A	36,553	N/A	100	1,460,714	258
Carter Copeland	200	Time to meet	August 2026	45,058	1,320,000	10	129,488	20
Daniel Gelston	250	Time to Meet	August 2025	63,278	1,853,775	29	533,070	72
Nick Leontidis	250	Already Met	N/A	65,044	N/A	100	8,252,821	1,454
1.    Not applicable if the Share ownership requirement is already met.
2.    Calculated based on the number of Shares, DSUs, LTUs, and 50% of RSUs held as of March 31, 2023 and the average closing Share price during five trading days preceding March 31, 2023 ($29.296) in accordance with the Share Ownership Guidelines Policy.
3.    Calculated based on the annual base salary as of March 31, 2023. For Mr. Gelston and Mr. Copeland, the base salary was converted to Canadian dollars using the FY2023 average exchange rate of $1.32.
4.    Includes 354,102 Shares, 42,985 FY2004 LTUs, 232,111 LTUs and 51,650 RSUs, which in total represent a value of $19,946,123 as of March 31, 2023 using the average closing Share price during the five trading days preceding March 31, 2023 ($29.296). Numbers containing fractions have been rounded up for calculation purposes.

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Section 7 - Executive Compensation
Alignment of Compensation and Performance
Shareholders Return Performance Graph
The following graph compares the cumulative Shareholders return of the Shares with the cumulative returns of each of the S&P/TSX Composite Index and the S&P Aerospace & Defense Index for a five-year period commencing March 31, 20181, along with a discussion of the trend in executive officer compensation over the same period (in the paragraph that follows the table).
Comparison of Five-year Cumulative Total Return of CAE Inc. vs. S&P/TSX Composite Index and S&P Aerospace & Defense Index

	2018	2019	2020	2021	2022	2023
CAE Inc.	$100	$125	$76	$155	$140	$131
S&P/TSX Composite Index	$100	$108	$93	$134	$161	$152
S&P Aerospace & Defense Index	$100	$106	$89	$147	$146	$137
1.    $100 invested in Shares traded on the TSX on March 31, 2018. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Total Return Index and S&P Aerospace & Defense Total Return Index, which assume dividend reinvestment. For FY2020, the decline is the result of the drastic decline in Share price observed in the last month of FY2020 due to the COVID-19 pandemic and the resulting stock market impact.

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Section 7 - Executive Compensation
Discussion of trend in executive officer compensation over the same period
The CEO realizable pay and performance table shown below in this section reflects annual incentive payouts, which are generally well aligned with Share price and financial performance. However, it also reflects the grant date value of long-term incentive awards. As all of our long-term incentive awards are in the form of CAE equity, the value of which aligns with our financial performance and the value of our equity over the lifetime of the award, it is the value realized and the realizable value of these awards, rather than their grant date value, which is tied directly to our Share price. The components of our executive compensation that align with performance are:
-    Annual incentive: Results on the annual scorecard have directionally aligned with Share price performance over the five-year period. Payouts have ranged from 62% to 154% of target over the last five years.
-    PSUs: Our PSUs, which are linked to key financial objectives, have paid out in relation to our Share price performance over the five-year timeframe (163% of target for FY2019 PSUs, 164% of target for FY2020 PSUs, and 76% of target for FY2021 PSUs). PSUs also precisely track the underlying value of CAE’s Share price, so there is 100% alignment with Share price performance over the 5-year period.
-    RSUs: RSUs precisely track the underlying value of CAE’s Share price, so upon redemption there is 100% alignment with Share price performance over the 5-year period.
-    Stock options: Stock options are only valuable to recipients to the extent that Share price appreciates. As of March 31, 2023, FY2020, FY2022 and FY2023 grants are out-of-the-money and have no value. FY2019 and FY2020 options grants are in-the-money.

CEO Realizable Pay and Performance
A significant portion (68%) of Mr. Parent’s President and CEO compensation consists of fully at-risk long-term incentives (the FY2023 LTI mix is 60% PSUs, 20% RSUs, 20% stock options), which are designed to focus the CEO on CAE’s long-term success. LTI is directly affected by the performance of CAE’s Share price:
-    Stock options only have value to the extend the Share price increases;
-    RSUs are directly impacted by Share price;
-    PSUs are directly impacted by Share price and financial performance.
The table below is a look back comparing grant date total target direct compensation for Mr. Parent to the realizable value of this compensation during the last three years and Shareholder returns. The analysis is based on the return of a $100 investment by a Shareholder at the start of a period, compared to $100 of total direct compensation for the CEO for each year. In all cases, Shareholder returns are closely aligned with CEO realizable compensation value, which suggests our compensation programs are strongly aligned with Shareholder value creation.

Total Target Direct Pay1		Realizable Pay2	% Change in CEO Pay	% Change in TSR	From	To	Change in CEO relative Pay to $100 of CEO Pay	Change in TSR Relative to $100 Invested in CAE Shares
Fiscal 2021	$6,139,463	$9,457,538	+54%	+72%	March 31, 2020	March 31, 2023	$154	$172
Fiscal 2022	$7,446,013	$6,446,111	-13%	-15%	March 31, 2021	March 31, 2023	$87	$85
Fiscal 2023	$8,936,974	$7,076,274	-21%	-6%	March 31, 2022	March 31, 2023	$79	$94
Average	$7,507,483	$7,659,974	+7%	+17%			$107	$117
1.    Includes salary, target bonus, long-term incentive grant of PSUs, RSUs and stock options as reported in the Summary Compensation Table. Excludes pension and all other compensation value.
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Section 7 - Executive Compensation
2.    Includes salary, actual bonus paid, value of stock options that are in-the-money and the market value of unvested PSUs and RSUs (assuming PSUs vest at target for FY 2022 and FY2023 grants, actual performance multiplier of 76% for FY2021 cycle). Equity valued as at March 31, 2023 close stock price. Excludes pension and all other compensation value.

The table below compares target and realizable CEO compensation values.

103 | CAE INC. | 2023 | Management Proxy Circular

Section 7 - Executive Compensation
Compensation of Our Named Executive Officers
Summary Compensation Table
The first of the following tables provides a summary of compensation earned during the last three fiscal years ended March 31 by the President and Chief Executive Officer, the Executive Vice President, Finance and Chief Financial Officer, and by the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries as at March 31, 2023 (collectively, “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year	Salary	Share-Based Awards[1]	Option-Based Awards[2]	Non-Equity Incentive Plan Compensation		Pension Value[4]	All Other Compensation[5]	Total Compensation
					Annual Incentive Plan[3]	Long-Term Incentive Plan
Marc Parent President and Chief Executive Officer	2023	$1,250,000	$4,888,963	$1,223,011	$1,362,380	$0	$1,890,000	$91,270	$10,705,624
	2022	$1,174,400	$3,360,561	$1,441,052	$2,482,500	$0	$2,045,000	$95,250	$10,598,763
	2021	$906,847	$1,674,398	$2,511,818	$1,543,440	$0	$686,000	$83,735	$7,406,238
Sonya Branco Executive Vice President, Finance and Chief Financial Officer	2023	$556,016	$1,086,771	$271,659	$292,879	$0	$332,000	$73,189	$2,612,514
	2022	$530,833	$943,328	$405,152	$648,821	$0	$545,000	$73,404	$3,146,538
	2021	$423,709	$490,389	$735,370	$542,063	$0	$283,000	$70,143	$2,544,674
Carter Copeland[6,8] Senior Vice President, Global Strategy overseeing Healthcare	2023	$649,157	$776,661	$195,814	$551,925	$0	$400,000	$49,495	$2,623,052
	2022	$330,784	$361,028	$154,830	$271,384	$0	$212,000	$28,526	$1,358,552
Daniel Gelston[6,7] Group President Defense & Security	2023	$728,140	$1,435,863	$358,939	$258,601	$0	$410,000	$182,334	$3,373,877
	2022	$651,338	$885,153	$379,830	$814,570	$0	$477,000	$181,605	$3,389,496
	2021	$393,470	$343,675	$515,164	$438,075	$0	$230,000	$543,639	$2,464,023
Nick Leontidis Group President Civil Aviation	2023	$563,095	$1,135,302	$284,751	$410,801	$0	$788,000	$69,713	$3,251,662
	2022	$533,897	$946,642	$406,303	$670,983	$0	$798,000	$68,870	$3,424,695
	2021	$433,777	$500,674	$750,994	$553,711	$0	$674,000	$67,611	$2,980,767
1.    Represents the value of Share-based awards granted under the RSUP and the PSUP. The value disclosed for the RSUs and PSUs represents the award date value calculated by multiplying the number of RSUs and PSUs awarded at target (100%) by CAE’s weighted average Share price during the five trading days immediately preceding the grant date ($20.57 for units granted in June of FY2021, $20.24 for units granted in August of FY2021 $36.82 for units granted in June of FY2022, $35.71 for units granted in September of FY2022, $33.47 for units granted in June of FY2023 and $26.83 for units granted in August of FY2023). Such value differs from the accounting grant date fair value determined in accordance with IFRS2, Share-based Payments, as the accounting fair value is assessed with the Share price on the date of the award (rather than on a weighted average price). The accounting grant date fair value would be as follows if using the Share closing price on the TSX on the respective grant date( $21.47 on June 2, 2020, $19.61 on August 24, 2020, $37.24 on June 1, 2021, $37.08 on September 1, 2021, $31.23 on June 10, 2022 and $25.49 on August 22, 2022): Mr. Parent: $1,747,658 in FY2021 (a difference of $73,260), $3,398,895 in FY2022 (a difference of $38,333), $4,561,766 in FY2023 (a negative difference of $327,197); Ms. Branco $511,845 in FY2021 (a difference of $21,456), $954,089 in FY2022 (a difference of $10,760) and $1,014,038 in FY2023 (a negative difference of $72,733); Mr. Leontidis: $522,580 in FY2021 (a difference of $21,906), $957,440 in FY2022 (a difference of $10,798) and $1,059,322 in FY2023 (a negative difference of $75,981); for Mr. Gelston: $332,978 in FY2021 (a negative difference of $10,697), $895,250 in FY2022 (a difference of $10,097) and $1,339,767 in FY2023 (a negative difference of $96,096); for Mr. Copeland: $374,879 in FY2022 (a difference of $13,851) and $726,003 in FY2023 (a negative difference of $50,657). Note that the actual value paid, if any, will differ.

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Section 7 - Executive Compensation
2.    Represents the value of option-based awards granted under the ESOP and determined based on the grant date fair value of the award in accordance with IFRS2. Note that actual value received, if any, will differ. The value of each option is determined using the Black-Scholes model with the following assumptions:

	FY2023 August	FY2023 June	FY2022 September	FY2022 June	FY2021 August	FY2021 June
Dividend yield	0.78%	0.64%	0.65%	0.64%	1.22%	2.05%
Expected volatility	43.40%	42.00%	40.07%	40.53%	36.19%	35.15%
Risk-free interest rate	3.24%	3.30%	0.71%	0.76%	0.34%	0.36%
Expected option term	4.5	4.5	4.25	4	4.25	4
Black-Scholes Value	35.95%	34.92%	32.13%	30.92%	24.97%	24.26%
3.    Represents the STIP payout earned in each fiscal year and paid in the first quarter of the following year (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – FY2023 Compensation Decision - Short-Term Incentive Plan for details).
4.    The pension value shown corresponds to the compensatory value reported in the Defined Benefit Plan Table and includes the service cost and the impact of the increase in earnings in excess of actuarial assumptions.
5.    All other compensation in FY2023 comprises other benefit expenses and allowances paid by CAE as follows:

	Automobile Expenses ($)	Health & Insurance Benefits ($)	Other Perquisites ($)	Relocation ($)	Employer ESPP Contributions ($)	Dividend Equivalents	Total ($)
Marc Parent	40,842	12,928		-	37,500	-	91,270
Sonya Branco	–	13,345	43,000	-	16,844	-	73,189
Carter Copeland	-	3,295	46,200	-	-	-	49,495
Daniel Gelston	-	3,295	66,000	91,637	21,401	-	182,333
Nick Leontidis	31,491	12,928	8,400	-	16,893	-	69,712
Note: Mr. Marc Parent reimburses all variable costs related to his personal use of the CAE corporate aircraft. Accordingly, no amount is included for FY2023 under “All other compensation”.
6.    Amounts paid in US dollars have been converted to Canadian dollars using an average exchange rate of $1.32 in FY2023, same rate as used in the MD&A and financial statements.
7.    Mr. Gelston joined CAE on August 24, 2020 and received a one-time special LTIP grant of 8,490 Restrictive Share Units, 8,490 Performance Share Units and 105,200 stock options on August 24, 2020.
8.    Mr. Copeland joined CAE on August 23, 2021 and received a one-time special LTIP grant of 2,890 Restrictive Share Units, 7,220 Performance Share Units and 13,000 stock options on September 1, 2021. Mr. Copeland assumed the responsibility for the Healthcare division as a temporary assignment from June 20, 2022 to December 31, 2022 and permanently as of January 1, 2023. In recognition for assuming these additional responsibilities, he received: a temporary assignment salary premium of $35,539, a one-time special LTIP grant of 730 Restrictive Share Units, 2,170 Performance Share Units and 2,200 stock options on August 22, 2022 and a special completion bonus of $99,000.

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Section 7 - Executive Compensation
Outstanding Share-based awards and option-based awards
The following table details the outstanding awards under the CAE’s Share and option-based plans for the NEOs.

	Option-Based Awards				Share-Based Awards Market or Payout
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price1 ($)	Option Expiration Date	Value of Unexercised In-the-Money Options2 ($)	Number of Shares or Units of Shares that have not Vested3 (#)	Market or Payout value of Share- based Awards that have not Vested4 ($)	Value of Vested Share-Based Awards not Paid Out or Distributed5 ($)
Marc Parent	112,100	33.47	06/10/2029	–
	125,200	36.82	06/01/2028	–
	482,300	20.57	06/02/2027	4,818,177
	253,500	34.17	05/29/2026	–
	343,000	27.14	06/05/2025	1,173,060
	408,000	22.17	06/08/2024	3,423,120
Total				9,414,357	318,740	9,442,184	8,406,935
Sonya Branco	24,900	33.47	06/10/2029	–
	35,200	36.82	06/01/2028	–
	105,900	20.57	06/02/2027	1,057,941
	74,200	34.17	05/29/2026	–
	22,250	27.14	06/05/2025	76,095
Total				1,134,036	81,930	2,416,349	567,387
Carter Copeland	2,200	26.83	08/22/2029	8,206
	16,100	33.47	06/10/2029	–
	13,000	35.71	09/01/2028	–
Total				8,206	33,890	1,035,678	–
Daniel Gelston	32,900	33.47	06/10/2029	–
	33,000	36.82	06/01/2028	-
	105,200	20.24	08/24/2027	1,085,664
Total				1,085,664	83,920	2,502,314	–
Nick Leontidis	26,100	33.47	06/10/2029	–
	35,300	36.82	06/01/2028	–
	144,200	20.57	06/02/2027	1,440,558
	75,800	34.17	05/29/2026	–
	115,000	27.14	06/05/2025	393,300
	34,200	22.17	06/08/2024	286,938
Total				2,120,796	83,970	2,476,857	6,855,547
1.    Pursuant to the terms of the plan, options under the ESOP were granted with an exercise price equal to the weighted average price of the Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).
2.    Options are in-the-money if the market value of the Shares covered by the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Share closing price on the TSX on March 31, 2023 ($30.56) over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest at 25% per year commencing one year after the grant date.
3.    Represents the aggregate number of units that have not met all performance or employment conditions for payment.
4.    Payout value is established based on the expected payout as per the performance targets achieved as of March 31, 2023 for PSUs and based on the Share closing price on March 31, 2023 ($30.56) for LTUs, and for RSUs and PSUs payable in June 2023 and August 2023, June 2024 and September 2024, June 2025 and August 2025.
5.    Represents the portion of units under the LTUP that are vested at the end of the fiscal year and the units under the Executive DSUP and for which payment is deferred to the termination of employment.

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Section 7 - Executive Compensation
Incentive plan awards – value vested or earned during the year
The following table shows the value that was vested or earned, as well as the gain earned from options exercised, by the Named Executive Officers during FY2023 in respect of incentive plans.

	Option-Based Awards-Value Vested During the Year1 ($)	Number of Options Exercised During the Year (#)	Gain on Exercise During the Year ($)	Share-based Awards-Value Vested During the Year2 ($)	Non-Equity Incentive Plan Compensation- Value Earned During the Year3 ($)
Marc Parent	2,249,286	418,000	6,591,157	3,906,874	1,362,380
Sonya Branco	639,185	-	-	1,143,928	292,879
Carter Copeland	-	-	-	-	551,925
Daniel Gelston	148,858	-	-	-	258,601
Nick Leontidis	693,570	-	-	1,168,617	410,801
1.    This represents the value of potential gains from options that vested during FY2023. These generally include the portion of the options that were awarded in the last four fiscal years that vested in the year. The potential gains are calculated as the excess, if any, of the closing price of Shares on the TSX on each of the option vesting dates in FY2023 over the exercise price. The actual value realized, if any, will differ and will be based on the Share price on the actual exercise date.
2.    The value of Share units that vested during FY2023 include: (i) the PSUs that vested on May 29, 2022 based on the average closing price of Shares on the 20 trading days preceding May 29, 2022, specifically $3,140,820 for Mr. Parent, $919,427 for Ms. Branco and $939,426 for Mr. Leontidis; Mr. Gelston and Mr. Copeland did not benefit from this grant; (ii) the RSUs that vested on May 29, 2022 based on the average closing price of Shares on the 20 trading days preceding May 29, 2022, specifically $766,054 for Mr. Parent, $224,501 for Ms. Branco and $229,191 for Mr. Leontidis. Mr. Gelston and Mr. Copeland did not benefit from this grant. None of the other PSUs or RSUs have vested as of March 31, 2023.
3.    This represents the value paid to the NEOs under the short-term incentive plan for FY2023 year (see Section 7 – Executive Compensation – Compensation Discussion and Analysis – FY2023 Compensation Decision - Short-Term Incentive Plan for details).

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Section 7 - Executive Compensation
Pension Arrangements

— Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non- competition and non-solicitation clauses.	— No extra years of service are generally granted under the pension plans.

Canadian based NEOs and key executives are members of the contributory Designated Pension Plan registered in Canada, whereas the US based NEOs and key executives are members of the CAE 401K plan for US employees. All NEOs and Key executives a.re also members of the non-contributory Supplementary Pension Plan. The amounts payable under these arrangements are based on “average annual earnings” which are calculated on the basis of the 60 highest-paid consecutive months of base salary and STIP payouts.
The Supplementary Pension Plan provides a pension benefit upon normal retirement at age 65 so that the pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five-year top average salary and actual short-term incentive compensation for NEOs other than the President and CEO for each year of pensionable service). The President and CEO’s short-term incentive compensation used for the purpose of determining his average pensionable annual earnings is the target bonus. His maximum annual pension benefit is limited to $1,050,000. Executives may retire from the Company from age 60 with full pension entitlement. An executive is considered as having retired for the purposes of the Supplementary Pension Plan if, at the time of termination of employment with CAE, he/she is at least age 55 with a minimum of 5 years of participation in the Supplementary Pension Plan. The annual pension benefit will be reduced by between 0.5% and 0.25% per month prior to NEO’s normal retirement age depending on the age of the NEO at time of retirement.
Pensions payable under the Supplementary Pension Plan are paid directly by CAE. In Canada, CAE is obligated to fund or provide security to ensure payments under the Supplementary Pension Plan upon retirement of the executive. CAE has elected to provide security by obtaining letters of credit for a trust fund established for those executives who have retired. CAE has secured certain NEO’s and key executives’ pension benefits by a letter of credit for a trust fund established for the executives.
CAE does not generally grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon the compliance with non-competition and non- solicitation clauses.

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Section 7 - Executive Compensation

	Annual Benefits Payable
	Number of years of credited service (#)	At March 31, 2022 ($)	At age 65 ($)	Accrued obligation at start of the year ($)	Compensatory change1 ($)	Non- compensatory change2 ($)	Accrued obligation at year-end3 ($)
Marc Parent	18.17	779,000	1,031,000	12,318,000	1,890,000	(1,797,000)	12,411,000
Sonya Branco	14.25	243,000	578,000	3,419,000	332,000	(593,000)	3,158,000
Carter Copeland[4]	1.60	24,800	471,000	170,000	400,000	(84,000)	486,000
Daniel Gelston[4]	2.60	61,900	526,000	616,000	410,000	(121,000)	905,000
Nick Leontidis	23.00	502,000	526,000	7,892,000	788,000	(1,066,000)	7,614,000
1.    The change in benefit obligation that is compensatory includes the service cost and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.
2.    The change in benefit obligation that is not compensatory includes interest cost, change in assumptions, and gains and losses other than for a difference in earnings and the decrease in the discount rate used to value the pension plans which increases the accrued obligation.
3.    The present values of the accumulated benefits reported in the above table are calculated in accordance with the assumptions used for financial reporting purposes. See Note 19 to CAE’s consolidated financial statements for the fiscal year ended March 31, 2023. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS.
4.    Mr. Gelston’s and Mr. Copeland’s pension are payable in US dollars converted to Canadian dollars using the FY2023 average exchange rate of $1.32.
Termination and Change of Control Benefits
Payment entitlements upon termination
The various compensation plans applicable to the NEOs also contain different provisions that apply upon termination of employment or Change of Control of CAE. CAE does not have a formal policy for providing severance payment in the case of termination of employment but may provide severance payments and benefits as required by law.
CAE has nevertheless entered into employment agreements with Mr. Parent that provide for the payment of severance amounts and certain other benefits in the event of involuntary termination other than for cause. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan.
CAE is also party to agreements with all its executive officers who are NEOs, pursuant to which such executives are entitled to termination of employment benefits following a Change of Control of CAE where the executive’s employment is expressly or constructively terminated without cause within two years following the Change of Control. In such event, the executive is entitled to two years of annual compensation (salary, short-term incentive and employee benefits, payable as a lump sum), two years of credited service and the immediate vesting of supplementary credited service for the purposes of any pension or retirement income plans, payment of long-term incentive Deferred Share Units, and vesting of all unvested stock options, RSUs and PSUs, as per plan provisions.

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Section 7 - Executive Compensation

Compensation Program	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control[1]
Annual Short-Term Incentive	Forfeit	Partial payment based on performance and time in position	Partial payment based on Company performance and time in position	Two times the greater of average three-year bonus or target bonus in case of termination2
Stock Options	Resignation: 30 days to exercise vested options Termination for cause: All options are cancelled	30 days to exercise vested options	Exercise vested options up to expiry date; unvested options continue to vest and must be exercised within 30 days following vesting date	All options become vested, as per plan provisions
Performance Share Units	All units are forfeited	PSUs granted as of FY2017: units partially vest at a rate of 1/6, 1/3 and 1/2 for each full year of employment completed since the grant date.	All units will be paid out as scheduled	Unvested units vest as of the Change of Control date; all vested units become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
Restricted Share Units	All units are forfeited	Units partially vest at a rate of 1/3 for each full year of employment completed since the grant date	All units will be paid out as scheduled
Unvested units vest as of the Change of Control date; all vested units become payable at the closing price of CAE Shares on the TSX on such date, as per plan provisions
For grants awarded on or after FY2024, these vesting rules will apply if a termination not for cause occurs within two years for a Change of Control

Deferred Share Units Grants from 04/2004	Vested units are paid out	Vested units are paid out	All units become vested	All units become vested
Supplemental Pension Plan (SPP)	Resignation: If five or more years of participation in the SPP, accrued deferred pension at age 65 termination for cause: No benefits payable from the SPP	If five or more years of participation in the SPP, accrued deferred pension benefits at age 65	If age 55 or older with a minimum of five years of participation in SPP, immediate monthly pension payable	Immediate vesting and two years of additional service in case of termination[2]
Severance payments	-	Severance amount[3] in case of termination	-	Severance amount[4] in case of termination[2]
1.    Change of Control is defined in the Change of Control Agreements between CAE and each Named Executive Officer. A Change of Control may be triggered by a number of events, notably an acquisition by a person of 20% of CAE’s voting rights which is accompanied by a change in the composition of the Board, an acquisition by a person of 35% of CAE’s voting rights or an acquisition of Shares representing half the equity of CAE. Compensation programs have various definitions of Change of Control events with different impacts on compensation. The provisions illustrated in the above table are for specific events that would provide the maximum benefits to the executives.
2.    Pursuant to the Change of Control Agreements between CAE and each NEOs, termination is defined as an involuntary termination that occurs within the first two years following the Change of Control.
3.    In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Ms. Wood’s severance entitlement on termination of employment other than for cause is 12 months’ salary. The severance amount is undetermined for other NEOs.
4.    The severance amount is equal to two times the sum of base salary, target bonus (or actual bonus averaged over the last three years, if greater), and the sum of the value of employee benefits and perquisites provided to the executive.
In the event of death during active employment with CAE, the executive is deemed to have retired the day before his/her death if he/she was at least age 55, otherwise, he/she is deemed to have terminated his/her employment the day before his/her death.

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Section 7 - Executive Compensation
Amounts payable to NEOs upon specified termination events
The following table sets forth estimates of the amounts payable to the NEOs upon specified events, assuming that each such event took place on March 31, 2023. The table does not quantify benefits under plans that are generally available to salaried employees and do not discriminate in favor of executive officers, including the Retirement Plan for Employees of CAE Inc. and associated companies, the ordinary DSU plan and the Employee Stock Purchase Plan. In addition, the table does not include the value of outstanding equity awards that have previously vested, such as stock options and DSUs/ LTUs, which are set forth above in Section 7 – Executive Compensation – Compensation of our Named Executive Officers – Incentive Plan Awards – Value Vested or Earned During the Year. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see Section 7 – Executive Compensation – Compensation of our Named Executive Officers – Termination and Change of Control Benefits.

	Marc Parent	Sonya Branco	Carter Copeland	Daniel Gelston	Nick Leontidis
Involuntary Termination
Salary/Severance1	5,770,000	Undetermined	Undetermined	Undetermined	Undetermined
LTUs	–	–	-	-	-
Options	–	–	-	-	-
RSUs2	1,058,678	306,926	28,467	234,923	312,147
PSUs2	1,290,089	373,190	42,315	290,043	379,119
Supplementary Plan	1,357,000	–	-	-	-
Total	9,475,767	680,116	70,782	524,966	691,266
Retirement	Eligible	Not eligible	Not eligible	Not eligible	Eligible
LTUs	–	–	–	–	-
RSUs	–	–	–	–	-
PSUs	–	–	–	–	-
Options	–	–	–	–	-
Supplementary Plan	-	–	–	–	-
Total
Termination Following Change in Control	Eligible	Not eligible	Not eligible	Not eligible	Eligible
Salary/Severance[3]	6,212,213	2,221,075	2,402,400	2,727,285	2,325,530
LTUs[4]	–	–	–	–
Options[5]	2,409,089	705,294	6,155	542,832	720,279
RSUs[6]	3,156,848	836,122	270,150	797,310	855,680
PSUs[6]	6,964,100	1,778,259	772,515	1,850,062	1,823,049
Supplementary Plan[7]	1,357,000	254,000	294,000	677,000	683,000
Total	20,099,250	5,794,750	3,745,220	6,594,489	6,407,538
1.    In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Copeland and Mr. Gelston severance were converted into Canadian dollars using the FY2023 average exchange rate of $1.32.
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Section 7 - Executive Compensation
2.    The time-RSU and the PSU values have been established by multiplying the number of units that would have vested upon involuntary termination as of March 31, 2023, based on performance during completed years, where applicable, and using the average fair market value of Shares on the TSX during the 20 trading days preceding the vesting date of March 31, 2023 which would be$29.55. Note that actual value will would differ.
3.    Severance as per the Change of Control Agreements for each NEO.
4.    The LTU value has been calculated by multiplying the number of units that would have vested upon a Change of Control as of March 31, 2023, and which will be redeemable within the year following the year the executive’s employment is terminated. As of March 31, 2023, all LTUs had already vested.
5.    Option value has been calculated by multiplying the number of options that would have vested upon a Change of Control as of March 31, 2023 using a closing price of Shares of $30.56 on March 31, 2023, less the applicable option exercise price. Note that actual value will differ.
6.    RSU and PSU value has been established by multiplying the number of units that would have vested upon a Change of Control as of March 31, 2023 using a closing price of Shares on the TSX of $30.56 on March 31, 2023. Note that actual value will differ.
7.    The Supplementary Pension Plan benefits set forth for each NEO reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the “Pension Benefits” tables above.

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Section 8 – Other Important Information
Other Important Information
The management of CAE is aware of no business to be presented for action by the Shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.
Interest of informed persons in material transactions
No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.
Indebtedness of Directors and executive officers
CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.
Shareholders proposals
To propose any matter for a vote by the Shareholders at an annual meeting of CAE, a Shareholder must send a proposal to the General Counsel, Chief Compliance Officer and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 ninety (90) to one hundred fifty (150) days before the anniversary of CAE’s previous annual meeting, or within such other timeframe as prescribed by the applicable legislation. Shareholders will be required to submit notice of matters that they wish to raise at CAE’s 2024 annual meeting between March 12, 2024 and May 11, 2024 CAE may omit any proposal from its Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the timeline noted above.

Request additional information
CAE shall provide to any person or company, upon written request to the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530:
1. one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;
2. one copy of the 2023 Annual Financial Report containing comparative financial statements of CAE for FY2023, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and
3. one copy of this Circular.
All such documents may also be accessed on CAE’s website (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis available on SEDAR at www.sedar.com for the most recently completed financial year.
The contents of this Circular have been approved by the Board of Directors of CAE.

Mark Hounsell, General Counsel, Chief Compliance Officer and Corporate Secretary
June 15, 2023 Montréal, Québec

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Appendix A – Board of Directors’ Charter
Appendix A – Board of Directors’ Charter
CAE INC. (“CAE” or the “Company”)
Responsibilities
CAE’s President and Chief Executive Officer and the Company’s other executive officers are responsible for the management of the Company. The Board of Directors (the “Board”) is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management. The Board shall act in the best interest of the Company.
Committees
The Board may establish committees, as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. As such, the Board currently maintains an Audit Committee, a Human Resources Committee and a Governance Committee. Each committee is comprised entirely of independent directors, as determined by the Board in light of securities laws and applicable exchange rules, and each member of a committee is appointed by the Board after thorough review of the requirements for membership on each such committee. The independent directors will periodically, as they see fit, hold meetings without management.
Strategy
The Board will maintain a strategic planning process and annually approve a strategic plan. Separately from the strategic plan, the Board also approves an annual budget for financial performance.
Enterprise Risk Management
The Board is accountable for the oversight of enterprise risk management. As such, the Board will review with management the Company’s risk appetite and risk tolerance and assess whether the Company’s strategy is consistent with the agreed-upon risk appetite and tolerance for the Company. The Board will also review and discuss with management all key enterprise risk exposures on an aggregate, company-wide basis, and the steps management has taken to monitor and to manage those exposures. This includes the review with management of the Board’s expectations as to each committee’s respective responsibilities for risk oversight and management of specific risks to ensure a shared understanding as to accountabilities and roles.
The Board will work with management to promote and actively cultivate a corporate culture that understands and implements enterprise-wide risk management.
Corporate Governance
Corporate governance issues are the responsibility of the full Board. This includes the disclosure thereof, including in the Company’s Annual Activity and Corporate Social Responsibility report and Management Proxy Circular.
The Board periodically reviews a Disclosure Policy for the Company that, inter alia, addresses how the Company shall interact with shareholders, analysts and other stakeholders and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its website, and they in turn can provide feedback to the Company in a number of ways, including e-mail.
The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices. It periodically reviews Company policies with respect to decisions and other matters requiring Board approval.
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Appendix A – Board of Directors’ Charter
Audit, Finance and Risk Management
The Board, directly and through the Audit Committee, oversees:
(i)    the integrity and quality of the Company’s financial reporting and the effectiveness of internal controls;
(ii)    the risk management framework, including the identification of the principal risks of the Company’s business, and ensures that there are systems in place to effectively monitor, manage and mitigate these risks;
(iii)    cybersecurity governance, risk management, incident reporting and cyber risk disclosure;
(iv)    the Company’s compliance with legal and regulatory requirements;
(v)    the qualifications and independence of the Company’s external auditors;
(vi)    the performance of the Company’s internal accounting function and external auditors; and
(vii)    the adequacy of the Company’s material public documents prior to their release.
Succession Planning
The Board, with the help of the Human Resources Committee, ensures a succession plan is in place for the President and Chief Executive Officer and for other senior employees of the Company and monitors such plan.
Oversight and Compensation of Management
The Board considers recommendations of the Human Resources Committee with respect to:
(i)    the appointment and compensation of senior officers of the Company at the level of Senior Vice President and above;
(ii)    the implementation of processes for the recruitment, training, development and retention of senior employees who exhibit the highest standards of integrity and competence and any recommendation for improvement of the processes in place to develop high potential individuals, such as the Annual Leadership Development Process;
(iii)    the compensation philosophy for the Company generally;
(iv)    the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which employees are or may be eligible to participate; and
(v)    the Company’s retirement policies and special cases.
The Board communicates to the President and Chief Executive Officer and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the President and Chief Executive Officer’s position description and objectives and his performance against these objectives. Each year, after a performance evaluation, the Board approves, with the recommendation of the Human Resources Committee, the President and Chief Executive Officer’s compensation.

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Appendix A – Board of Directors’ Charter
Environmental, Social and Governance (ESG) Matters
The Board, through the Governance and Human Resources committees, oversees and reviews the Company’s ESG policies, practices, strategy and reporting (including Diversity, Equity and Inclusion; Health & Safety; Ethics and Anti-Corruption; Environment and Climate Change; and Human Rights).
The Board, through the Audit Committee, reviews trends in corporate disclosure of non-financial performance (including ESG related disclosure).
Directors’ Qualifications, Compensation, Education and Orientation
The Board, through the Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent. With regards to Board composition, the Board ensures adherence to the term limits imposed on all directors and considers criteria that promote diversity, including but not limited to gender, international background, nationality, age and industry knowledge, in light of the Company’s Policy Regarding Board and Executive Officer Diversity.
The Board, through the Governance Committee, develops a program for the orientation and education of new directors, and ensures that prospective candidates for Board membership understand the role of the Board and its committees, the nature and operation of the Company’s business, and the contributions that individual directors are expected to make, and develops a program of continuing education if needed for directors.
The Board considers recommendations of the Governance Committee with respect to the level and forms of compensation for directors, which compensation shall reflect the responsibilities and risks involved in being a director of the Company.
Assessment of Board and Committee Effectiveness
The Board considers recommendations of the Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board, the committees’ chairs, the Chair of the Board and the contribution of individual directors, which assessments shall be made annually. These results are assessed by the Chair of the Board and/or the Chair of the Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The Board ensures that the number of directors and the composition of the Board permit the Board to operate in a prudent and efficient manner.
Retirement Plans
The Board is responsible for overseeing the management of the Company’s retirement plans and does this through its Human Resources Committee.
Outside Advisors
Directors may hire outside advisors at the Company’s expense, subject to the approval of the Chair of the Board and have access to the advice and services of the Company’s Corporate Secretary, who is also the General Counsel and Chief Compliance Officer.
Last updated – February 14, 2023
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Appendix B – Non-IFRS and Other Financial Measures
Appendix B – Non-IFRS and Other Financial Measures
This Circular includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.
DEFINITIONS
A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.
A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.
A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.
A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.
A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation, Defense and Security and Healthcare) since we analyze their results and performance separately.
PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.
Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains
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Appendix B – Non-IFRS and Other Financial Measures
and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 3.9 - Non‑IFRS measure reconciliations of the FY2023 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.
Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 3.9 - Non-IFRS measure reconciliations of the FY2023 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 3.9 - Non-IFRS measure reconciliations of the FY2023 MD&A for a calculation of this measure.
For incentive plans purposes, this measure is further adjusted for currency fluctuations.
EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use EBITDA and adjusted EBITDA to evaluate our operating
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Appendix B – Non-IFRS and Other Financial Measures
performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 3.9 - Non-IFRS measure reconciliations of the FY2023 MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.
Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 6.1 - Consolidated cash movements of the FY2023 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
Cash conversion rate
Cash conversion rate is a non-IFRS ratio calculated by dividing free cash flow by adjusted net income. We use it to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure.
LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 7.1 - Consolidated capital employed of the FY2023 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Use of capital:
-    For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
-    For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).
Source of capital:
-    In order to understand our source of capital, we add net debt to total equity.
Refer to Section 7.1 - Consolidated capital employed of the FY2023 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
Return on capital employed (ROCE) and adjusted ROCE
ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company adjusting for net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our
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Appendix B – Non-IFRS and Other Financial Measures
consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.
Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 7.1 - Consolidated capital employed of the FY2023 MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.
Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 3.9 - Non-IFRS measure reconciliations of the FY2023 MD&A for a calculation of these measures.
Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.
Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.
The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

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Appendix B – Non-IFRS and Other Financial Measures
GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
-    For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
-    For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
-    For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.
For incentive plans purposes, this measure is further adjusted for currency fluctuations.
Adjusted backlog
-    Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options :Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
-    Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
-    Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.
Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

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Appendix B – Non-IFRS and Other Financial Measures
SUPPLEMENTARY NON-FINANCIAL INFORMATION
Full-flight simulators (FFSs) in CAE’s network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.
Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.
Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
NON-IFRS MEASURE RECONCILIATIONS
Reconciliation of adjusted segment operating income

(amounts in millions)	Civil Aviation		Defense and Security		Healthcare		Total
Years ended March 31	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$430.3	$224.1	$35.7	$56.0	$8.0	$4.1	$474.0	$284.2
Restructuring, integration and acquisition costs	$52.0	$79.0	$10.6	$61.4	$1.7	$6.5	$64.3	$146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	$3.0	–	$6.8	–	–	–	$9.8	–
Cloud computing transition adjustment	–	$11.6	–	$1.8	–	–	–	$13.4
Adjusted segment operating income	$485.3	$314.7	$53.1	$119.2	$9.7	$10.6	$548.1	$444.5

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Appendix B – Non-IFRS and Other Financial Measures
Reconciliation of adjusted net income and adjusted EPS

	Three months ended March 31		Years ended March 31
(amounts in millions, except per share amounts)	2023	2022	2023	2022
Net income attributable to equity holders of the Company	$98.4	$55.1	$222.7	$141.7
Restructuring, integration and acquisition costs, after tax	$12.5	$27.1	$49.4	$110.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization, after tax	–	–	$7.1	–
Cloud computing transition adjustment, after tax	–	$9.8	–	$9.8
Adjusted net income	$110.9	$92.0	$279.2	$261.5
Adjusted number of shares outstanding (diluted)	318.7	318.5	318.4	312.9
Adjusted EPS	$0.35	$0.29	$0.88	$0.84

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$474.0	$284.2
Depreciation and amortization	$342.2	$310.5
EBITDA	$816.2	$594.7
Restructuring, integration and acquisition costs	$64.3	$146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	$9.8	–
Cloud computing transition adjustment	–	$13.4
Adjusted EBITDA	$890.3	$755.0
Net debt	$3,032.5	$2,700.1
Net debt-to-EBITDA Net debt-to-adjusted EBITDA	3.72 3.41	4.54 3.58
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Appendix C – Summary of the Employee Stock Option Plan
Appendix C – Summary of the Employee Stock Option Plan
The ESOP includes the following provisions:

Eligibility	Any salaried employee of CAE or its subsidiaries is eligible to participate in the ESOP. The ESOP does not permit grants to non-employee Directors. Subject to ESOP provisions related to employee death, retirement, or termination without cause, no option granted under ESOP may be exercised unless that employee wishing to exercise such option is currently employed by CAE or one of CAE’s subsidiaries and has served continuously in such capacity since the date of the grant of such option.
Limitations on Grants	An ESOP participant (which may include an employee management insider of CAE) may not hold options on more than 5% (on an undiluted basis) of the issued and outstanding Shares. The number of Shares issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Shares. The number of Shares issued to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares.
Exercise Price	The weighted average price of the Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of a blackout period, the grant date shall be presumed to be the sixth trading day following the end of such blackout period).
Termination of Employment
Death: options may be exercised to the extent that the optionee was entitled to do so at the time of death. The options can be exercised only during the period expiring on the day that is earlier of six months following the date of death and the option termination date.
Retirement: all unvested options shall continue to vest following the retirement date. Such retired optionee shall be entitled, (a) to exercise any vested options held as of the retirement date until the termination date for each such option; and (b) to exercise any options vesting after the retirement date only during the 30-day period following the vesting date of the post retirement vesting options, after which any such options which remain unexercised shall expire.
Involuntary termination for cause: each unvested option shall terminate and become null, void and of no effect on the date on which the optionee ceases to serve the Company.
Involuntary termination without cause and resignation: the optionee has the right for a period of 30 days (or until the normal expiry date of the option if earlier) from the date of ceasing to be an employee to exercise his or her option to the extent that he/she was entitled to exercise it on the date of ceasing to be an employee. Upon the expiration of such 30-day period (subject to extension if the end of the period falls within a blackout period), each option shall terminate and become null, void and of no effect on the date on which such optionee ceases to serve the Company.

Transferability/ Assignment of Options	Options are not transferable or assignable otherwise than by will or by operation of estate law.
Financial Assistance	The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
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Appendix C – Summary of the Employee Stock Option Plan

Amendments	The ESOP provides that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances. The ESOP specifies in what situations Shareholders approval is required.
Amendments not Requiring Shareholders Approval
The HRC has the authority, in accordance with and subject to the terms of the ESOP, to amend, suspend or terminate the ESOP or any option granted under the ESOP without obtaining Shareholders approval to:
(a)    (i) amend any terms relating to the granting or exercise of options, including the terms relating to the eligibility for (other than for non-executive Directors) and limitations or conditions on participation in the ESOP, the amount and payment of the exercise price (other than a reduction thereof) or the vesting, exercise, expiry (other than an extension of the termination date except as contemplated in the ESOP), assignment (other than for financing or derivative-type transaction purposes) and adjustment of options, or (ii) add or amend any terms relating to any cashless exercise features;
(b)    amend the ESOP to permit the granting of Deferred or Restricted Share Units under the ESOP or to add or amend any other provisions which result in participants receiving securities of the Company while no cash consideration is received by the Company;
(c)    make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any applicable stock exchange;
(d)    correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any option or make amendments of a “housekeeping” nature;
(e)    amend any terms relating to the administration of the ESOP; and
(f)    make any other amendment that does not require Shareholders approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements;
provided such amendment, suspension or termination (i) does not adversely alter or impair any previously granted option without the optionee’s consent and (ii) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.

Amendments Requiring Shareholders Approval
The ESOP provides that Shareholders approval is required to make the following amendments:
(a)    increase the maximum number of Shares issuable under the ESOP, except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(b)    increase the number of Shares that may be issued to insiders or to any one optionee under the ESOP, in both cases except in the case of an adjustment pursuant to Article VIII thereof (subdivisions, consolidations or reclassifications of Shares or other such events);
(c)    allow non-employee Directors to be eligible for awards of options;
(d)    permit any option granted under the ESOP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);
(e)    reduce the exercise price of an option after the option has been granted or cancel any option and substitute such option by a new option with a reduced exercise price granted to the same optionee, except in the case of an adjustment pursuant to Article VIII of the ESOP;
(f)    extend the term of an option beyond the original expiry date, except in case of an extension due to a blackout period;
(g)    add a cashless exercise feature payable in cash or Shares, which does not provide for a full deduction of the number of underlying Shares from the ESOP reserve;
(h)    add any form of or amendment to financial assistance provisions in the ESOP which is more favourable to optionees; and
(i)    amend any provisions to the amendment provisions of the ESOP.

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Appendix C – Summary of the Employee Stock Option Plan

Change of Control
In the circumstances of a change in the beneficial ownership or control over the majority of the Shares of CAE or the sale of all or substantially all of CAE’s assets, the vesting of all options issued would be accelerated.
A change of control is defined as (i) any event or circumstance where any person, any joint actor thereof or any person acting jointly or in concert therewith, or any combination thereof, acquires beneficial ownership or exercises control or direction, directly or indirectly (whether through a purchase, issuance or exchange of Shares or other voting securities, reorganization, amalgamation, merger, business combination, consolidation or other transaction or series of transactions having similar effect (or a plan of arrangement in connection with any of the foregoing)), other than solely involving the Company and any one or more of its subsidiaries, of a majority of the Shares or other voting securities of the Company or of any successor or resulting corporation or other person; or (ii) the sale or other disposition to a person other than a subsidiary of the Company of all or substantially all of the Company’s assets.

Adjustments	If certain corporate events affect the number or type of outstanding Shares, including, for example, a dividend in stock, stock split, stock consolidation or rights offering, adjustments will be made to the terms of the outstanding option grants as appropriate in such circumstances.

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Appendix C – Summary of the Employee Stock Option Plan
Since the Shareholders approved an additional 10,000,000 Shares under the ESOP at the 2016 Annual and Special Shareholders Meeting held on August 10, 2016, the ESOP provides for the issuance of a maximum of 16,381,839 Shares upon exercise of stock options granted under the plan. The total maximum number of Shares available under the ESOP represents approximately 5% of CAE’s issued and outstanding Shares.
The number of stock options issued to each NEO under the ESOP varies as a percentage of the executive’s base salary divided by the fair value of a stock option at that time, which is determined by applying the Black-Scholes option-pricing valuation methodology. The number of outstanding stock options, as well as the other LTIP elements are considered by the HRC in determining how many new stock options may be granted in a fiscal year. During FY2023, stock options were granted to the NEOs and other key employees of CAE and its subsidiaries.
The below chart is based on March 31, 2023 information. As of that date, the weighted average remaining contractual life for the outstanding options was 3.44 years.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Percentage of CAE’s Outstanding Share Capital Represented by Such Securities	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in 1st Column)	Percentage of CAE’s Outstanding Share Capital Represented by Such Securities
Employee Stock Option Plan	6,323,537	1.99%	$26.63	2,730,739	0.86%

The following table details the annual burn rate (i.e., the ratio of stock options granted vs CAE’s issued and outstanding Shares) for the last three fiscal years ended March 31, 2023:

	2023	2022	2021
Annual burn rate	0.20%	0.23%	0.99%

This burn rate indicates the number of Stock Options granted in each year as a percentage of the weighted average number of securities outstanding in the applicable fiscal year. CAE has monitored its long-term dilution by limiting the equity compensation to reasonable awards under the ESOP.
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Appendix D – Summary of the Omnibus Incentive Plan
Appendix D – Summary of the Omnibus Incentive Plan
The Omnibus Incentive Plan includes the following provisions:

Eligibility
The HRC, in its sole discretion, from time to time designates the executive officers, employees and consultants of the Company or any of its subsidiaries to whom awards of PSUs, RUSs and/or Stock Options shall be granted and determine, if applicable, the number of Shares to be covered by such awards and the terms and conditions of such awards. The Omnibus Incentive Plan does not permit Stock Option grants to non-employee directors.

Limitations on Grants
The number of Shares issuable from treasury to any one participant shall not exceed more than 5% (on an undiluted basis) of the issued and outstanding Shares. The number of Shares issuable from treasury to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Shares. The number of Shares issued from treasury to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares. The total number of Shares available for issuance under the Omnibus Incentive Plan shall be 10,000,000.

Exercise Price of Stock Options
All Stock Options granted under the Omnibus Incentive Plan have an exercise price which shall not be less than the market price of the Shares on the date of the grant.
For purposes of the Omnibus Incentive Plan, the “market price “of the Shares as at a given date shall be the volume weighted average trading price of the Shares on the TSX for the five (5) trading days before such date. The HRC may, in its discretion, provide for procedures whereby Shares are sold, at the request of the participant, to cover the exercise price and the applicable withholding taxes, otherwise known as a “cashless exercise”, or to provide cash payments representing the value of the remaining Shares underlying the Stock Options.
In the event of a “cashless exercise”, as permitted by the HRC, a participant may authorize a third-party broker to (i) pay on his or her behalf the Exercise Price for the number of Shares in respect of which the Stock Option is exercised, (ii) sell such portion of the Shares received upon exercise of the Stock Option which is sufficient to cover such Exercise Price and the amount necessary to satisfy any withholding tax obligations of the Company or any subsidiary, and (iii) remit to the Company or such subsidiary, as applicable, the portion of the proceeds sufficient to cover such withholding tax obligations.

Stock Option Term
The HRC shall determine, at the time of granting a Stock Option, the period during which the Stock Option is exercisable, which shall not be more than ten (10) years from the date of grant. Unless otherwise determined by the HRC, all unexercised Stock Options shall be cancelled at the expiry of such term. Should the expiration date for a Stock Option fall within a black-out period or within nine (9) trading days following the end of a black-out period, such expiration date shall be automatically extended to that date which is the tenth (10th) trading day after the end of the black-out period.

Share Unit Grant Date	Unless otherwise determined by the HRC, the date of grant of PSUs and RSUs shall not be before the sixth (6th) trading day following the day on which the HRC approves the grant of PSUs and RSUs. Should the date of grant fall within a black-out period or within five (5) trading days after the end of a black-out period, then the date of grant shall be deemed to be the later of the sixth (6th) trading day following the end of such black-out period or the sixth (6th) trading day following the day on which the HRC approved the grant.
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Appendix D – Summary of the Omnibus Incentive Plan

Vesting
Each PSU, RSU or Stock Option awarded to a participant shall be exercisable at such time or times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as the HRC may determine in its sole discretion at the time of granting the particular award.
Unless otherwise determined by the HRC, PSUs credited to a participant’s account in respect of which the performance criteria have not been achieved, shall automatically be forfeited and be cancelled effective the last day of the applicable performance period.

Settlement of Share Units
All vested PSUs and RSUs shall be settled as soon as practicable following the applicable “share unit vesting determination date” but in all cases prior to the last day of the restriction period. The applicable settlement date shall be determined by the HRC but shall not fall within a black-out period or within five (5) trading days after the end of a black-out period, unless the last day of the “restriction period” falls within this period.

For the purposes of the Omnibus Incentive Plan, the “share unit vesting determination date” shall be the date on which the HRC determines if the vesting conditions with respect to PSUs or RSUs (including any applicable performance criteria) have been met, and as a result, establishes the number of PSUs or RSUs, as applicable, that become vested, if any.

For the purposes of the Omnibus Incentive Plan, the “restriction period” shall be the applicable restriction period in respect of a particular PSU or RSU, which period, unless otherwise determined by the HRC at the time the PSU or RSU is granted, shall end on the trading day preceding December 31 of the calendar year which is three (3) years after the calendar year in which the PSU or RSU was granted.

The Company, in its sole discretion, may settle (or cause a subsidiary to settle), vested PSUs or RSUs, by providing a participant (or the liquidator, executor or administrator, as the case may be, of the estate of the participant) with: (i) in the case of settlement of PSUs or RSUs for their cash equivalent, delivery of cash to the participant representing the cash equivalent, through wire transfer, cheque or any other form of payment deemed acceptable by the HRC; (ii) in the case of settlement of PSUs or RSUs for Shares, delivery of Shares issued from treasury and/or purchased on the participant’s behalf on the open market; or (iii) in the case of settlement of the PSUs or RSUs for a combination of Shares and the cash equivalent, a combination of (i) and (ii) above.

Determination of Amounts
For purposes of determining the cash equivalent of PSUs or RSUs to be paid, such calculation will be made as of the settlement date based on the market value on such date multiplied by the number of vested PSUs or RSUs in the participant’s account, net of any applicable taxes.

For the purposes of determining the number of Shares to be issued or delivered to a participant upon settlement of PSUs or RSUs, such calculation will be made as of the settlement date based on the whole number of Shares corresponding to the vested PSUs or RSUs recorded in the participant’s account, net of the whole number of Shares to be sold to satisfy any applicable taxes.

Termination of Employment
Termination for Cause: all awards granted to such participant, whether vested or unvested on the termination date, shall be forfeited. For the purposes of the Omnibus Incentive Plan, the determination by the HRC that the participant was discharged for cause shall be binding on the participant. “Cause” shall include a breach of the Company’s Code of Business Conduct or other CAE policy, failure to perform specified and required duties after a written warning, serious misconduct or negligence of, among other things, a professional, ethical or legal nature, or moral turpitude.

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Appendix D – Summary of the Omnibus Incentive Plan

Resignation:
(i) all unvested PSUs, RSUs and/or Stock Options granted to such participant will be forfeited on the termination date;

(ii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and

(iii) all vested Stock Options granted to such participant will remain exercisable until the earlier of: (A) thirty (30) days after the termination date; and (B) the expiry date of the options, after which time all such Stock Options will expire. For greater certainty, if, following a participant’s resignation, the end of the thirty (30) day period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period.
Retirement:
(i) all unvested PSUs and/or RSUs granted to such participant will continue to vest as determined by the HRC and will be settled, as applicable, based on their vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC;

(ii) all unvested Stock Options granted to such participant will continue to vest in accordance with the terms of the Omnibus Incentive Plan and the participant’s grant agreement. Once vested, such Stock Options may only be exercised until the earlier of: (A) ninety (90) days following their vesting and (B) the expiry date of the Stock Options, after which time all unvested Stock Options will automatically expire. For greater certainty, if, following a participant’s retirement, the end of the ninety (90) day period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period;

(iii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and

(iv) all vested Stock Options granted to such participant will remain exercisable until their expiry date after which time all such Stock Options will automatically expire.
Death or Long-Term Disability:
(i) all unvested PSUs and/or RSUs granted to such participant will fully vest at target on the termination date and be settled as soon as possible (regardless of vesting terms including, if applicable, achievement of performance criteria);

(ii) all unvested Stock Options granted to such participant will vest on the termination date and may only be exercised until the earlier of: (A) six (6) months following the termination date; and (B) the expiry date of the Stock Options, after which time all unvested Stock Options will automatically expire;

(iii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and

(iv) all vested Stock Options granted to such participant will remain exercisable until the earlier: of (A) six (6) months after the termination date; and (B) the expiry date of the Stock Options, after which time all such options will automatically expire.

For greater certainty, if, following a participant’s death or long-term disability, the end of the six (6) month period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period.

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Appendix D – Summary of the Omnibus Incentive Plan

Termination without cause:
(i) the HRC may, in its sole discretion, determine that a portion of the PSUs and/or RSUs granted to such participant, pro-rated to the number of fiscal years completed since their grant, will immediately vest on the termination date and be settled (based on their vesting terms, including, if applicable, achievement of performance criteria, up to the termination date, as determined in the final and sole discretion of the HRC);

 (ii) all unvested Stock Options granted to such participant will be forfeited on the termination date;

(iii) all PSUs and RSUs granted to such participant and vested pursuant to the Omnibus Incentive Plan on the termination date will be settled (based on the vesting terms, including, if applicable, achievement of performance criteria, as determined in the final and sole discretion of the HRC) as soon as possible; and

(iv) all vested Stock Options granted to such participant will remain exercisable until the earlier of: (A) ninety (90) days after the termination date; and (B) the expiry date of the Stock Options, after which time all such Stock Options will automatically expire.

For greater certainty, if, following a participant’s termination without cause, the end of the ninety (90) day period during which Stock Options may be exercised should fall within a black-out period or within nine (9) trading days following the end of a black-out period, such period shall be extended to the tenth (10th) trading day following the end of such black-out period.

Transferability/ Assignment of Awards	Except as specifically provided in a grant agreement approved by the HRC, each award granted under the Omnibus Incentive Plan shall not be transferable or assignable otherwise than by will or by the laws of succession.
Financial Assistance	Unless otherwise determined by the HRC, the Company shall not offer financial assistance to any participant in regards to the exercise, vesting or payment of any award granted under the Omnibus Incentive Plan.
Amendments	The Omnibus Incentive Plan provides that its terms, as well as those of any grants, may be suspended, terminated, amended or revised in certain stated circumstances. The Omnibus Incentive Plan specifies in what situations Shareholders approval is required.
Amendments not Requiring Shareholders Approval
The Board may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or any granted awards without the consent of the participants, provided that such suspension, termination, amendment or revision shall:
(i) not materially adversely alter or impair the rights of any participant, without the consent of such participant, except as permitted by the provisions of the Omnibus Incentive Plan;

(ii) be in compliance with applicable law and with the prior approval, if required, of the Shareholders, a stock exchange or any other regulatory body having authority over the Company; and

(iii) be subject to Shareholders approval, where required by law or the requirements of a stock exchange, provided that the Board may, from time to time, in its absolute discretion and without approval of the Shareholders of the Company make the following amendments:

a.    amend any terms and conditions relating to the granting of awards, including the terms relating to the eligibility for and limitations or conditions on participation in the Omnibus Incentive Plan (other than to allow non-employee directors of the Company to be eligible for awards of Stock Options under the Omnibus Incentive Plan), the amount and payment of the exercise price (other than a reduction thereof) or the vesting, exercise, expiry (other than an extension of the expiry date except if due to a black-out period) and adjustment of awards as provided hereunder;

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Appendix D – Summary of the Omnibus Incentive Plan

b.    make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any relevant stock exchange;

c.    correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Incentive Plan or make amendments of a "housekeeping" nature;

d.    amend any terms relating to the administration of the Omnibus Incentive Plan; and

e.    make any other amendment that does not require Shareholders approval by virtue of the Omnibus Incentive Plan, applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any relevant stock exchange.

The Board may also, by resolution, advance the date on which any award may be exercised or payable or, subject to applicable regulatory provisions, including any rules of a stock exchange, extend the expiration date of any award, in the manner to be set forth in such resolution, provided that the period during which a Stock Option is exercisable or a PSU or RSU remains outstanding does not exceed: (i) in the case of Stock Options, ten (10) years from the Stock Option grant date subject to an extension due to a black-out period; and (ii) in the case of PSUs and RSUs, the last day of the restriction period in respect of such PSUs and RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Stock Option may be exercised or any PSU or RSU may remain outstanding with respect to any other participant.

Amendments Requiring Shareholders Approval
The Omnibus Incentive Plan provides that the Board shall be required to obtain Shareholders approval to make the following amendments:
(i) increase the maximum number of Shares issuable under the Omnibus Incentive Plan, except in the case of an adjustment as provided under the Omnibus Incentive Plan;
(ii) increase the number of Shares that are issuable or that may be issued to insiders or to any one participant under the Omnibus Incentive Plan, except in the case of an adjustment as provided under the Omnibus Incentive Plan;
(iii) allow non-employee directors of the Company to be eligible for awards of Stock Options under the Omnibus Incentive Plan;
(iv) permit any award granted under the Omnibus Incentive Plan to be transferable or assignable other than by will or pursuant to succession laws;
(v) reduce the exercise price of a Stock Options after the Stock Option has been granted to a participant or cancel any Stock Option and substitute such Stock Option by a new Stock Option with a reduced exercise price granted to the same participant, except in the case of an adjustment provided under the Omnibus Incentive Plan;
(vi) extend the term of a Stock Option beyond the original expiry date, except in case of an extension due to a black-out period;
(vii) add any form of financial assistance and any amendment to a financial assistance provision in the Omnibus Incentive Plan which is more favourable to participants; and
(viii) amend any provisions to the amendment provisions of the Omnibus Incentive Plan.

137 | CAE INC. | 2023 | Management Proxy Circular

Appendix D – Summary of the Omnibus Incentive Plan

Change of Control
In the context of a change of control, all awards granted to a participant will be converted into or substituted by alternative awards, to the extent possible, and Stock Options, PSUs and RSUs which are not converted into or substituted by an alternative award shall vest and, in the case of Stock Options, become exercisable in full immediately prior to the consummation of the transaction constituting the change of control.
If alternative awards are available and a participant is terminated without cause or submits a resignation for good reason within twenty-four (24) calendar months after a change of control, all outstanding alternative awards which are not then exercisable shall vest and alternative awards in which Stock Options were converted will become exercisable in full upon such termination or resignation. Alternative awards in which PSUs and RSUs were converted will be settled as soon as possible after vesting. Alternative awards in which Stock Options were converted will remain exercisable until the earlier of: (i) one (1) year after the termination or resignation; and (ii) the original expiry date of the Stock Options, after which time all such alternative awards will expire.
A change of control is defined as (i) any event or circumstance where any person, any joint actor thereof or any person acting jointly or in concert therewith, or any combination thereof, acquires beneficial ownership or exercises control or direction, directly or indirectly (whether through a purchase, issuance or exchange of Shares or other voting securities, reorganization, amalgamation, merger, business combination, consolidation or other transaction or series of transactions having similar effect (or a plan of arrangement in connection with any of the foregoing)), other than solely involving the Company and any one or more of its subsidiaries, of a majority of the Shares or other voting securities of the Company or of any successor or resulting Company or other person; (ii) the sale or other disposition to a person other than a subsidiary of the Company of all or substantially all of the Company’s assets; (iii) the Company undergoing a liquidation or dissolution; or (iv) as a result of or in connection with: (A) a contested election of directors; or (B) a reorganization, amalgamation, merger, business combination, consolidation or other transaction or series of transactions involving the Company or any of its subsidiaries and another corporation or other entity, the nominees named in the most recent management information circular of the Company for election to the Board of directors no longer constitute a majority of the members of the Board of Director.

Adjustments	In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Shares, or any merger, amalgamation or consolidation of the Company with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, adjustments to the number of Shares to which a participant is entitled upon exercise or settlement, adjustments permitting the immediate exercise of any outstanding awards that are not otherwise exercisable or adjustments to the number or kind of Shares reserved for issuance.

138 | CAE INC. | 2023 | Management Proxy Circular